Exhibit 99.1
Deutsche Bank	Contents
Interim Report as of June 30, 2021

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Deutsche Bank	Contents
Interim Report as of June 30, 2021

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Deutsche Bank	Global economy
Interim Report as of June 30, 2021

Management report

Global economy
Economic growth (in %)[1]	Jun 30, 2021	Dec 31, 2020[4]	Main driver
Global Economy[2]	6.3	(3.2)
The first half of 2021 was marked by a slowdown in new COVID-19 infections in many countries, while some regions experienced a temporary resurgence of the pandemic. The global economy recovered strongly during the first half of 2021, supported by the increasing availability of vaccines. Central banks and fiscal measures remained supportive, but the largely synchronous global recovery has led to supply bottlenecks and rising inflation.

Of which:
Industrialized countries	5.6	(5.0)
Industrialized countries benefited from the early availability of COVID-19 vaccines in the first half of 2021. Fiscal policies allowed for continued support to domestic economies, while industry sectors benefited from the strong global recovery. Central banks also maintained their expansive stance and complemented fiscal policy measures.

Emerging markets	6.8	(1.9)
Emerging markets experienced less favorable economic recovery during the first half of 2021. While some of the Asian economies developed dynamically, the Latin American emerging markets suffered from a lack of access to COVID-19 vaccines.

Eurozone Economy[3]	12.8	(6.5)
The Eurozone economies have noticeably recovered as of the end of the second quarter of 2021. Country-specific COVID-19 policies resulted in a gradual divergence in each country's economic recovery in the first half of the year. The European Central Bank continued its support and fiscal policy also remained expansive.

Of which: Germany Economy	8.9	(4.8)
In the first half of 2021, the German economy was characterized as divided in its development. Strong global demand stabilized the industrial sector, while private consumption suffered significantly from COVID-19-related constraints. A more significant revival of the manufacturing sector was prevented by supply bottlenecks. The economy reopened again towards the middle of the year and private demand gained momentum. During the first half of 2021, the economy continued to be supported by fiscal measures such as “Kurzarbeit”.

U.S. Economy[3]	13.2	(3.5)
The U.S. economy continued its dynamic recovery in the first half of 2021. This was made possible by a decline in COVID-19 infections and a strong start to its vaccination campaign. The economic recovery was also supported by strong fiscal support for private households. In addition, the Federal Reserve Bank's monetary policy remained expansionary.

Japanese Economy[3]	7.4	(4.7)
The recovery of the Japanese domestic economy was slowed by COVID-19-related restrictions at the beginning of the year and the vaccination campaign only gained momentum towards the end of the first half of 2021. In addition, foreign trade also suffered from weak demand. Overall, the economic recovery progressed slowly compared to the global economy. The Bank of Japan continued to maintain its accommodative stance.

Asia Economy[3,5]	10.9	(0.8)
Asia's economic recovery was negatively impacted in the first half of 2021 by weaker than expected GDP growth in a number of economies and repeated COVID-19 outbreaks that temporarily limited the recovery of domestic demand.

Of which: Chinese Economy	8.7	2.3
China's economy experienced a buoyant start in 2021, with export demand being a key growth driver. Domestic demand is being slowed by the less supportive fiscal policy towards the end of the first half of the year.

1Annual Real GDP Growth (% YoY). Sources: National Authorities unless stated otherwise.
2For the Global Economy growth rates are only available at an annual basis, full year forecasts for 2021 were used for half year numbers.
3Quarterly Real GDP Growth (% YoY) Sources: Deutsche Bank Research. The half yearly numbers are not available hence quarterly growth rates were used as indicative growth percentage.
4Some economic data for 2020 was revised by public statistics authorities due to the economic effects of the pandemic. As a result, this data may differ from that previously published.
5Includes China, Hong Kong, India, Indonesia, Malaysia, Philippines, Singapore, Sri Lanka, South Korea, Taiwan, Thailand and Vietnam; excludes Japan.
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Deutsche Bank	Banking industry
Interim Report as of June 30, 2021

Banking industry

	Jun 30, 2021
Growth year-over-year (in %)	Corporate Lending	Retail Lending	Corporate Deposits	Retail Deposits	Main driver
Eurozone[1]	0.6	3.9	7.3	6.7
Corporate lending and deposits experienced a slower growth in comparison to the strong growth in the Spring of 2020. By contrast, lending to households delivered its best performance since 2011 and deposits also experienced a strong increase given restricted opportunities for consumer spending as a result of lockdown measures.

Of which: Germany	1.3	4.9	8.6	6.6
Corporate lending growth was at its lowest level since 2015, and corporate deposit growth also significantly decreased. For households, the volumes for lending (in particular mortgage lending) and deposits were the highest ever recorded.

US	(7.1)	(0.9)	9.7[2]	9.7[2]
Corporate lending continued to decline moderately following the very sharp growth at the beginning of the pandemic. Lending to households slightly dropped but deposits continued to increase sharply, partly due to the highly expansionary fiscal policy and continued restrictions on consumer spending.

China	12.1	15.1	5.9	11.4	Lending to households and businesses remains very dynamic. Corporate deposit growth returned to its pre-crisis level and the volumes for households remained strong.

1May 31, 2021.
2Total U.S. deposits as sector breakdown is not available.
Global investment banking had a very good start into the year even as compared to a strong performance in the same period in 2020. All revenue categories experienced a significant growth led by record-high equity issuances and the continued popularity of Special Purpose Acquisition Companies (SPAC). The M&A business also had a robust recovery and reached an all-time high. Fixed income issuance volumes were moderately below the exceptional level of the prior year. Trading performance was mixed and experienced a sharp growth in U.S. equities, a slight year-over-year decline in fixed income securities and derivatives, and a fall in European equities.
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Deutsche Bank	Group results
Interim Report as of June 30, 2021

Group results
Across the board profit improvement
Group profit before tax was € 1.2 billion in the second quarter of 2021, versus € 213 million in the second quarter of 2020. Net profit was € 837 million, up from € 84 million in the prior year quarter. Post-tax return on average shareholders’ equity was 5.0 % and post-tax RoTE was 5.6% in the quarter. The cost/income ratio was 80%, down from 85 % in the prior year quarter.
The quarter reflected a negative impact on profit before tax of € 226 million from the ruling by the German Federal Court of Justice (Bundesgerichtshof or ‘BGH’) in April 2021 requiring active customer consent for pricing changes on current accounts (for further information, please refer to “Provisions” in this report). This included an impact of € 96 million in foregone revenues, of which € 93 million was in the Private Bank Germany with the balance in the International Private Bank and Corporate Bank. The cost impact was € 130 million in litigation expenses, also predominantly in the Private Bank.
For the first six months of 2021, profit before tax was € 3.1 billion, up from € 287 million in the same period of 2020. Net profit was € 2.1 billion, up from € 80 million in the prior year period. Post-tax RoTE was 7.3%, and 8.4 % if adjusted for transformation-related effects and specific revenue items. The cost/income ratio was 77%, down from 88 % in the first six months of 2020.
In the Core Bank, which excludes the Capital Release Unit, second-quarter profit before tax rose 78 % to € 1.4 billion. All four core businesses contributed to this year on year improvement in profitability. Post-tax RoTE was 7.9%, up from 3.6 % in the prior year quarter, while the cost/income ratio was 76%. Adjusted profit before tax, which excludes specific revenue items, transformation charges, impairments of goodwill and intangibles and restructuring and severance, rose 63 % to € 1.6 billion.
For the first six months, Core Bank profit before tax near-doubled to € 3.7 billion. Post-tax RoTE was 10.3%, in line with the Core Bank’s full-year 2022 target, and 11.4 % if adjusted for transformation-related effects and specific revenue items. The cost/income ratio was 71.5%, down from 77% in the prior year period.
Capital Release Unit: significant loss reduction
The Capital Release Unit reported a loss before tax of € 258 million in the quarter, down by 56% from a loss of € 591 million in the second quarter of 2020. The adjusted loss before tax was € 236 million, down 54% year on year. This improvement was driven primarily by cost reduction: noninterest expenses were down 48% year on year to € 259 million, while adjusted costs ex-transformation charges were down 45% to € 236 million. Net revenues were negative €24 million, an improvement versus negative € 66 million in the prior year quarter.
The Capital Release Unit further reduced RWAs and leverage exposure. RWAs were reduced from € 34 billion to € 32 billion during the quarter, in line with the Unit’s end-2022 target, and a reduction of 24% over the past twelve months. The Unit reduced leverage exposure by € 10 billion to € 71 billion during the quarter, and by 30% versus the end of the second quarter of 2020.
For the first six months, the Capital Release Unit reported a loss before tax of € 668 million, a reduction of more than half versus the € 1.4 billion loss before tax in the first six months of 2020. This improvement was driven largely by a 36% year on year reduction in noninterest expenses to € 757 million, while adjusted costs ex-transformation charges were reduced by 40% to € 658 million. Net revenues were € 57 million for the first six months, an improvement of € 180 million versus the first six months of 2020.
Revenues: resilience despite market normalization and specific effects
Group net revenues were € 6.2 billion, down 2 % versus the second quarter of 2020. Revenue development in the quarter reflected the normalization of financial markets compared to the prior year quarter, continued low interest rates, and the impact of foregone revenues due to the BGH ruling. Revenues in the Core Bank were € 6.3 billion, down 2%.
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Deutsche Bank	Group results
Interim Report as of June 30, 2021

For the first six months, Group net revenues grew 10 % to € 13.8 billion, while Core Bank net revenues grew 8 % to € 13.7 billion.
Second quarter revenue development in Deutsche Bank’s core businesses was as follows:
  – Corporate Bank net revenues were € 1.2 billion, down 8% year on year, or down 6% if adjusted for currency translation effects. Net revenues were essentially unchanged versus the prior year quarter if adjusted for episodic items, including recoveries related to credit protection and portfolio rebalancing actions, which were substantially lower than in the second quarter of 2020. Interest rate headwinds were offset by the positive effects of business growth and further progress on deposit re-pricing, which covered accounts with deposits of € 87 billion, up from € 83 billion at the end of the previous quarter and contributing € 85 million in quarterly net revenues. Deutsche Bank also recaptured the No. 1 position for German Corporate Banking in FINANCE-Magazin’s annual survey. For the first six months, net revenues were € 2.5 billion, down 5% year on year, reflecting the aforementioned factors impacting the second quarter.
  – Investment Bank net revenues were € 2.4 billion, down 11%. Revenues in Fixed Income & Currencies (FIC) were € 1.8 billion, down 11%. This development largely reflected the anticipated normalization of financial market activity compared to the second quarter of 2020, which impacted revenues in Rates, Emerging Markets and FX. This was partly offset by strong year on year growth in Credit, both Trading and Financing. Origination & Advisory revenues were 2% higher at € 624 million. Advisory revenues were more than double the prior year quarter, driven by higher M&A activity, while lower levels of Investment Grade Debt issuance in normalizing markets more than offset growth and market share gains (source: Dealogic) in Leveraged Debt Capital Markets. Deutsche Bank returned to the No. 1 position in Origination & Advisory in Germany in the quarter (source: Dealogic). For the first six months, Investment Bank net revenues were up 9% to € 5.5 billion.
  – Private Bank net revenues were € 2.0 billion, up 3% versus the prior year quarter, and up 8% if adjusted for the impact of the BGH ruling. Continued business growth in improved market conditions more than offset pressure on deposit margins from low interest rates. New business volumes of € 14 billion in the quarter included € 4 billion in net new client loans and € 7 billion in net inflows of investment products, the sixth consecutive quarter of net inflows into investment products. Revenues in the Private Bank Germany were down 1%, and up 7% if adjusted for the € 93 million impact of the BGH ruling. Revenues in the International Private Bank grew by 9%, or 8% excluding specific items. For the first six months, Private Bank net revenues rose to € 4.2 billion, up 2% year on year or up 4% if adjusted for the € 94 million impact of the BGH ruling. This increase was supported by continued new business growth, with net new business volumes of € 29 billion in the first half of 2021 including net new client loans of € 9 billion and net inflows in investment products of € 16 billion.
  – Asset Management net revenues were € 626 million in the quarter, up 14%. Growth was driven primarily by 15% growth in management fees, as five consecutive quarters of client inflows and supportive market performance more than offset continued industry-wide margin pressure. Net inflows were a record € 20 billion in the quarter, driven by positive flows across asset classes in all regions, and including € 3.8 billion in Environmental, Social and Governance (ESG) assets. These record inflows and strong investment performance contributed to € 39 billion growth in Assets under Management to € 859 billion in the quarter, a new record level, and €114 billion or 15% higher than at the end of the prior year quarter. For the first six months, net revenues grew 18% to € 1.3 billion, total net inflows were € 21 billion, and Assets under Management grew by € 67 billion.
Further cost reduction
Noninterest expenses were reduced by 7% to € 5.0 billion in the quarter, despite pressure from several external factors including the aforementioned € 130 million in litigation provisions relating to the BGH ruling. Adjusted costs ex-transformation charges were reduced by 6% year on year to € 4.6 billion.
The workforce was reduced by an additional 592 full-time equivalents (FTEs) to 83,797 during the quarter, and by approximately 3,000 FTEs over the past twelve months. At the end of the quarter, Deutsche Bank had recognized 90% of the total transformation-related effects anticipated through the end of 2022.
For the first six months, noninterest expenses were down 4% to € 10.6 billion. Adjusted costs ex-transformation charges and reimbursable expenses related to Prime Finance were down 4% to € 9.8 billion, including € 547 million in bank levies.
Sustained year on year improvement in provision for credit losses
Provision for credit losses was € 75 million in the quarter, equivalent to 7 basis points of average loans on an annualized basis, and down by 90 % compared to € 761 million in the second quarter of 2020. Provisions for non-performing loans (Stage 3) were € 111 million in the quarter, down 33 % on the previous quarter and down by 78 % compared to the second quarter of 2020. Stage 3 provisions were offset by releases of € 36 million in provisions for performing loans (Stage 1 and 2) which reflected a positive macro-economic outlook.
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Deutsche Bank	Group results
Interim Report as of June 30, 2021

For the first six months, provision for credit losses was € 144 million, or 7 basis points of average loans annualized, down from € 1.3 billion, or 57 basis points of average loans annualized, in the prior year period.
Conservative capital and balance sheet management
The Common Equity Tier 1 (CET1) capital ratio was 13.2 % in the quarter, a decline of 55 basis points compared to 13.7 % in the previous quarter. This development reflects a negative impact of approximately 70 basis points from the regulatory-driven increases in RWAs relating to the ECB’s Targeted Review of Internal Models (TRIM) and amended Capital Requirements Regulation (CRR) taking effect in the quarter as expected. The TRIM decisions reflected in the second quarter conclude the multi-year TRIM program for Deutsche Bank. These factors were partly counterbalanced by a positive impact of 12 basis points from organic capital generation through net income, after deductions for dividends, of € 274 million, and for coupons for Additional Tier 1 (AT1) instruments in the quarter. As at June 30, Deutsche Bank had deducted € 575 million for dividends from first-half 2021 earnings.
Risk Weighted Assets (RWAs) rose from € 330 billion to € 345 billion during the second quarter. This development was almost entirely due to the impact of the aforementioned TRIM decisions and CRR amendments.
The Leverage Ratio (fully-loaded) rose to 4.8 % in the second quarter, up from 4.6 % in the previous quarter. On a phase-in basis, the Leverage Ratio rose to 4.9%, from 4.7 % in the previous quarter. These ratios exclude certain central bank balances under applicable rules. Including these balances, the fully-loaded Leverage Ratio would have been 4.3 % in the quarter.
Liquidity Reserves rose € 11 billion to € 254 billion during the quarter, including High Quality Liquid Assets of € 224 billion, up by € 4 billion during the quarter. The Liquidity Coverage Ratio was 143%, a surplus over regulatory requirements of € 67 billion. The Net Stable Funding Ratio was greater than 120%, a surplus over requirements in excess of € 100 billion.
2022 ratio targets reaffirmed; guidance updated
Deutsche Bank reaffirmed its 2022 ratio targets in the light of progress made in its transformation, namely: a post-tax RoTE of 8 % at Group level and over 9 % for the Core Bank; a cost/income ratio of 70%; a Common Equity Tier 1 capital ratio of at least 12.5 % and a leverage ratio (fully-loaded) of approximately 4.5%. With Deutsche Bank’s transformation significantly advanced and having evidenced sustainable profitability in the first half of 2021, management is updating cost guidance to focus on the cost/income ratio. This more accurately reflects the sustainable margin which the bank is targeting.  Accordingly, the bank will no longer disclose an absolute cost target, previously € 16.7 billion, for 2022.
Deutsche Bank also provided updated guidance on the drivers of these target ratios as transformation advances. Management expects net revenues to be ahead of guidance provided at the Investor Deep Dive on December 9, 2020. The bank sees a substantial portion of its revenue growth in recent quarters as sustainable, as underpinned by strong business growth in 2021 to date and the expected gradual easing of interest rate headwinds in future quarters. Additionally, provision for credit losses is expected to be lower than previous guidance, in a range of around 20 basis points of average loans.
The bank expects these positive factors to counterbalance additional expenses due to unforeseen factors arising in 2021, including higher-than-expected contributions to the Single Resolution Fund and the German statutory deposit guarantee scheme. Management believes these items will exceed its initial plan by approximately € 400 million in total. The bank also foresees additional expenses arising from higher business volumes and investments in the control environment. In line with its firm commitment to continued discipline on controllable cost items, management has initiated a series of incremental cost reduction measures to mitigate these additional cost pressures. For more information on the bank’s financial and regulatory targets, please see the ‘Strategy’ section of the Interim Report.
Sustainable financing: record quarterly volume underpins outperformance
Deutsche Bank remains ahead of target in pursuit of its goal, of at least € 200 billion in cumulative Environmental, Social and Governance (ESG)-related financing and investments excluding DWS from the beginning of 2020 to the end of 2023. At the end of the second quarter, cumulative ESG financing and investments reached € 99 billion, close to the bank’s full-year interim goal of at least € 100 billion by end-2021.
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Deutsche Bank	Group results
Interim Report as of June 30, 2021

In the second quarter, ESG financing and investment volumes were a record € 27 billion. Deutsche Bank’s businesses contributed to this total as follows:
  – The Corporate Bank added € 6 billion in sustainable financing, bringing its cumulative total to € 15 billion;
  – In the Investment Bank, sustainable financing and capital market issuance volumes were € 15 billion in the quarter, bringing the division’s cumulative total to € 56 billion;
  – The Private Bank added € 7 billion to reach a cumulative total of € 28 billion. During the quarter, investment volumes were € 6 billion, with an additional € 1 billion in new client loans. Cumulative total volumes now stand at € 19 billion for the Private Bank Germany and € 9 billion for the International Private Bank.
During the quarter, Deutsche Bank joined the Net Zero Banking Alliance, committing to align its operational and attributable emissions from its loan portfolio with pathways to net zero by 2050. This supplements the bank’s signing of the Collective Commitment to Climate Action of the German financial sector and Deutsche Bank’s commitment to publish the carbon footprint of its € 445 billion loan portfolio by the end of 2022. The bank continued to refine its Climate Risk methodology and data strategy in alignment with other financial institutions and collaborative cross-industry bodies. In May 2021, Deutsche Bank became the first bank to join the Ocean Risk and Resilience Action Alliance (ORRAA) as a full member and announced its support for the Monetary Authority of Singapore in establishing an ESG Center of Excellence which will focus on public and private ESG transactions, product development and advisory services. Asset Management was selected to advise and help drive the global Net Zero Asset Managers Initiative (NZAMI) and will form part of NZAMI’s newly formed advisory group.
Group results at a glance
	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2021	Jun 30, 2020	Absolute Change	Change in %	Jun 30, 2021	Jun 30, 2020	Absolute Change	Change in %
Net revenues:
Of which:
Corporate Bank (CB)	1,230	1,341	(111)	(8)	2,544	2,666	(122)	(5)
Investment Bank (IB)	2,394	2,676	(283)	(11)	5,491	5,030	461	9
Private Bank (PB)	2,018	1,960	59	3	4,196	4,127	69	2
Asset Management (AM)	626	549	77	14	1,263	1,068	195	18
Capital Release Unit (CRU)	(24)	(66)	43	(64)	57	(123)	180	N/M
Corporate & Other (C&O)	(2)	(118)	116	(99)	241	(207)	448	N/M
Total net revenues	6,243	6,342	(99)	(2)	13,792	12,560	1,232	10
Provision for credit losses	75	761	(687)	(90)	144	1,267	(1,123)	(89)
Noninterest expenses:
Compensation and benefits	2,551	2,645	(93)	(4)	5,183	5,334	(152)	(3)
General and administrative expenses	2,361	2,599	(238)	(9)	5,287	5,474	(187)	(3)
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	(0)	N/M
Restructuring activities	86	123	(38)	(31)	102	197	(95)	(48)
Total noninterest expenses	4,998	5,367	(370)	(7)	10,572	11,006	(433)	(4)
Profit (loss) before tax	1,170	213	958	N/M	3,075	287	2,789	N/M
Income tax expense (benefit)	333	129	205	159	995	207	787	N/M
Profit (loss)	837	84	753	N/M	2,081	80	2,001	N/M
Profit (loss) attributable to noncontrolling interests	33	32	1	3	69	56	13	24
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	804	51	752	N/M	2,012	24	1,988	N/M
Profit (loss) attributable to additional equity components	102	105	(2)	(2)	196	190	6	3
Profit (loss) attributable to Deutsche Bank shareholders	701	(53)	755	N/M	1,816	(166)	1,982	N/M

Common Equity Tier 1 capital ratio	13.2%	13.3%	(0.1) ppt	N/M	13.2%	13.3%	(0.1) ppt	N/M
Leverage ratio (fully loaded)	4.8%	4.2%	0.6 ppt	N/M	4.8%	4.2%	0.6 ppt	N/M
Leverage ratio (phase-in)	4.9%	4.3%	0.6 ppt	N/M	4.9%	4.3%	0.6 ppt	N/M
Loans (gross of allowance for loan losses, in € bn)[1]	446	442	4	1	446	442	4	1
Deposits (in € bn)[1]	581	573	9	2	581	573	9	2
Assets under Management (in € bn)[1]	1,409	1,231	177	14	1,409	1,231	177	14
Employees (full-time equivalent)[1]	83,797	86,824	(3,027)	(3)	83,797	86,824	(3,027)	(3)

N/M – Not meaningful
Prior year segmental information presented in the current structure
1As of quarter-end
8
Deutsche Bank	Group results
Interim Report as of June 30, 2021

Core Bank results at a glance
	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2021	Jun 30, 2020	Absolute Change	Change in %	Jun 30, 2021	Jun 30, 2020	Absolute Change	Change in %
Net revenues:
Corporate Bank (CB)	1,230	1,341	(111)	(8)	2,544	2,666	(122)	(5)
Investment Bank (IB)	2,394	2,676	(283)	(11)	5,491	5,030	461	9
Private Bank (PB)	2,018	1,960	59	3	4,196	4,127	69	2
Asset Management (AM)	626	549	77	14	1,263	1,068	195	18
Corporate & Other (C&O)	(2)	(118)	116	(99)	241	(207)	448	N/M
Total net revenues	6,267	6,408	(142)	(2)	13,734	12,683	1,051	8
Provision for credit losses	99	733	(633)	(86)	176	1,225	(1,049)	(86)
Noninterest expenses:
Compensation and benefits	2,516	2,600	(84)	(3)	5,107	5,237	(130)	(2)
General and administrative expenses	2,138	2,148	(10)	(0)	4,607	4,382	225	5
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	(0)	N/M
Restructuring activities	85	124	(39)	(31)	101	196	(95)	(48)
Total noninterest expenses	4,739	4,872	(132)	(3)	9,815	9,815	(0)	(0)
Noncontrolling interests	0	0	(0)	N/M	0	0	(0)	N/M
Profit (loss) before tax	1,428	804	624	78	3,743	1,643	2,100	128

Total assets (in € bn)[1]	1,153	1,142	12	1	1,153	1,142	12	1
Loans (gross of allowance for loan losses, in € bn)[1]	443	438	5	1	443	438	5	1
Employees (front office full-time equivalent)[1]	83,377	86,288	(2,911)	(3)	83,377	86,288	(2,911)	(3)

N/M – Not meaningful
Prior year segmental information presented in the current structure
1As of quarter-end.
9
Deutsche Bank	Segment results
Interim Report as of June 30, 2021

Segment results

Corporate Bank (CB)
Profit before tax was € 246 million in the second quarter, an increase of more than three-fold versus € 78 million in the prior year quarter, whilst adjusted profit before tax also rose approximately three-fold to € 274 million.
Net revenues were € 1.2 billion in the quarter, down 8% year-over-year and down 6% lower if adjusted for currency translation effects. Net revenues were essentially flat year on year if adjusting for currency translation effects and materially lower recoveries related to credit protection and portfolio rebalancing actions. The business offset interest rate headwinds with business initiatives and further progress on charging agreements, which covered accounts with a value of € 87 billion by the end of the quarter, up from € 83 billion at the end of the previous quarter. Deposit re-pricing contributed revenues of € 85 million during the quarter.
Corporate Treasury Services net revenues were € 728 million, down 10% year on year, and down 9% on a currency-adjusted basis, reflecting higher portfolio rebalancing actions and recoveries related to credit protection in the prior year quarter. Interest rate headwinds were partly offset by charging agreements and other business initiatives.
Institutional Client Services net revenues were € 322 million, down 4%, but essentially flat on a currency-adjusted basis.
Business Banking net revenues were € 180 million, down 7% year on year, as underlying business growth was more than offset by a lower contribution from portfolio rebalancing actions than in the prior year and interest rate headwinds.
Noninterest expenses were € 1.0 billion, 10% lower year on year, driven by a significant reduction in litigation charges versus the prior year quarter. Adjusted costs ex-transformation charges were € 973 million, down 5% year on year. This development reflected headcount reductions, non-compensation cost initiatives and currency translation effects, partly offset by the non-recurrence of a prior year benefit from a change in estimate related to certain deferred compensation awards in the prior year.
Provision for credit losses was a net release of € 20 million in the quarter, compared to a provision of € 144 million in the prior year quarter. This development was driven in part by exceptionally low impairment events.
For the first six months, the Corporate Bank’s profit before tax more than doubled year on year to € 475 million. Adjusted profit before tax was € 540 million compared to € 249 million in the first six months of 2020. The increase was primarily driven by lower credit loss provisions and lower litigation charges, partly offset by slightly lower revenues than in the prior year period. Post-tax RoTE rose to 6.4%, up from 2.3% in the first half of 2020.
10
Deutsche Bank	Segment results
Interim Report as of June 30, 2021

Corporate Bank results at a glance
	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2021	Jun 30, 2020	Absolute Change	Change in %	Jun 30, 2021	Jun 30, 2020	Absolute Change	Change in %
Net revenues:
Corporate Treasury Services	728	813	(85)	(10)	1,524	1,613	(89)	(6)
Institutional Client Services	322	336	(14)	(4)	650	672	(22)	(3)
Business Banking	180	193	(13)	(7)	370	381	(11)	(3)
Total net revenues	1,230	1,341	(111)	(8)	2,544	2,666	(122)	(5)
Of which:
Net interest income	543	822	(279)	(34)	1,250	1,525	(275)	(18)
Commissions and fee income	534	512	22	4	1,081	1,043	38	4
Remaining income	153	8	146	N/M	213	98	114	116
Provision for credit losses	(20)	144	(163)	N/M	(40)	250	(290)	N/M
Noninterest expenses:
Compensation and benefits	271	260	11	4	545	541	4	1
General and administrative expenses	729	859	(130)	(15)	1,547	1,671	(124)	(7)
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	5	0	4	N/M	17	5	12	N/M
Total noninterest expenses	1,004	1,120	(115)	(10)	2,109	2,217	(109)	(5)
Noncontrolling interests	0	0	0	N/M	0	0	0	N/M
Profit (loss) before tax	246	78	168	N/M	475	199	276	139

Total assets (in € bn)[1]	245	241	5	2	245	241	5	2
Loans (gross of allowance for loan losses, in € bn)[1]	116	120	(4)	(3)	116	120	(4)	(3)
Employees (front office full-time equivalent)[1]	7,524	7,860	(336)	(4)	7,524	7,860	(336)	(4)

N/M – Not meaningful
Prior year segmental information presented in the current structure
1As of quarter-end.
Investment Bank (IB)
Profit before tax was € 1.0 billion in the second quarter, up 7%, and adjusted profit before tax was up 8% to € 1.1 billion. Post-tax Return on Tangible Equity was 12.5%, up from 12.0% in the prior year period.
Net revenues were € 2.4 billion, down 11% year on year and down 10% ex-specific items, reflecting the normalization of market conditions in macro businesses including Rates and FX versus the prior year quarter, partially offset by strong performance in Credit.
Fixed Income & Currency (FIC) Sales & Trading net revenues were € 1.8 billion, down 11%, or 9% excluding specific items. Credit revenues were significantly higher, driven by strong, broad-based performance across both Financing and Trading. Revenues declined across Rates and Emerging Markets, reflecting normalizing market activity compared to the heightened levels of the prior year quarter, and in FX, reflecting lower market volatility and tighter spreads versus the prior year quarter. The Euromoney 2021 FX survey, published during the quarter, ranked Deutsche Bank third globally, up from fourth in 2020.
Origination & Advisory net revenues were € 624 million, up 2% year on year. Debt Origination revenues were down 11%, as materially higher Leveraged Debt Capital Market revenues were more than offset by lower Investment Grade Debt revenues against a backdrop of normalizing issuance volumes. Equity Origination revenues were slightly lower, reflecting lower follow-on activity versus the record levels in the second quarter of 2020. Advisory revenues were more than double the prior year period, reflecting high levels of M&A activity. Non-interest expenses were € 1.3 billion for the quarter, essentially flat year on year, while adjusted costs excluding transformation charges rose 2%.
Provision for credit losses was € 2 million in the quarter, or one basis point of average loans, a significant decrease year on year, driven by an improving credit environment and a near-absence of impairment events, reflecting the non-recurrence of COVID-19 related impairments in the prior year period.
For the first six months, the Investment Bank’s profit before tax rose 57% to € 2.5 billion, while adjusted profit before tax was up 62% to € 2.6 billion. Revenues were up 9% to € 5.5 billion, and up 11% ex-specific items. Noninterest expenses were up 5% to € 3.0 billion, and provision for credit losses was € 3 million, down from € 607 million in the first six months of 2020. The cost/income ratio improved to 54%, from 56% in the prior year period, while post-tax RoTE was 15.5%, up from 10.1%. Deutsche Bank also ranked third globally in ESG-related debt products in the first half of 2021 (source: Dealogic).
11
Deutsche Bank	Segment results
Interim Report as of June 30, 2021

Investment Bank results at a glance
	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2021	Jun 30, 2020	Absolute Change	Change in %	Jun 30, 2021	Jun 30, 2020	Absolute Change	Change in %
Net revenues:
Fixed Income, Currency (FIC) Sales & Trading	1,811	2,030	(220)	(11)	4,280	3,884	396	10
Debt Origination	399	450	(51)	(11)	785	811	(26)	(3)
Equity Origination	115	118	(4)	(3)	313	136	177	131
Advisory	111	42	69	166	181	104	77	74
Origination & Advisory	624	610	14	2	1,279	1,051	228	22
Other	(41)	36	(77)	N/M	(68)	95	(163)	N/M
Total net revenues	2,394	2,676	(283)	(11)	5,491	5,030	461	9
Provision for credit losses	2	364	(362)	(99)	3	607	(604)	(100)
Noninterest expenses:
Compensation and benefits	491	464	26	6	982	959	23	2
General and administrative expenses	844	852	(7)	(1)	1,958	1,828	129	7
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	11	11	0	1	12	15	(3)	(19)
Total noninterest expenses	1,346	1,327	19	1	2,951	2,802	150	5
Noncontrolling interests	(2)	6	(8)	N/M	(1)	5	(6)	N/M
Profit (loss) before tax	1,047	979	68	7	2,538	1,616	921	57

Total assets (in € bn)[1]	586	594	(8)	(1)	586	594	(8)	(1)
Loans (gross of allowance for loan losses, in € bn)[1]	75	80	(5)	(6)	75	80	(5)	(6)
Employees (front office full-time equivalent)[1]	4,212	4,270	(58)	(1)	4,212	4,270	(58)	(1)

N/M – Not meaningful
Prior year segmental information presented in the current structure
Commencing from the second quarter of 2021, Investment Bank presents CLO recovery gains and losses in its revenue category “Other”. Previously these gains and losses were presented in “FIC Sales & Trading” and “Origination & Advisory”. Prior period data has been reclassified
1As of quarter-end.
Private Bank (PB)
The Private Bank reported a loss before tax of € 11 million and an adjusted profit before tax of € 87 million in the second quarter of 2021, versus a loss before tax of € 257 million in the prior year quarter.
Results in the quarter included a negative impact of € 222 million in the Private Bank due to the BGH ruling. The Private Bank recognized legal provisions of € 128 million mainly for potential reimbursements of fees and suspended the recognition of associated fees until pricing agreements are accepted. The impact of foregone revenues in the second quarter was € 94 million, of which € 93 million in the Private Bank Germany.
Net revenues were € 2.0 billion, up 3% and up 8% if adjusted for the € 94 million foregone revenues due to the BGH ruling. Ongoing headwinds from low interest rates were more than offset by continued business growth: the Private Bank attracted net new business volumes of € 14 billion in the quarter, including net inflows into investment products of € 7 billion and net new client loans of € 4 billion. Revenues were also positively impacted by an improved market environment and the non-recurrence of transformation-related negative impacts in last year’s second quarter, including the legal entity merger of the Private Bank in Germany.
The Private Bank Germany generated net revenues of € 1.2 billion, down 1% or up 7% if adjusted for the € 93 million impact of the BGH ruling. Continued headwinds from deposit margin compression were more than compensated by growth in loan revenues and in fee income from investment and insurance products in a normalizing market environment. Revenues also benefited from the non-recurrence of impacts arising from the German legal entity merger in the prior year quarter.
In the International Private Bank, net revenues were € 820 million, up 9% compared to the prior year quarter, or 8% if adjusted for Sal. Oppenheim workout activities. The revenue increase was driven by sustained new business growth in investment products and loans, and also reflected the non-recurrence of a one-off re-hedging charge in Italy, recovering markets and hires of relationship managers in previous periods. These more than offset headwinds from lower interest rates and negative currency translation effects.
Assets under Management increased by € 16 billion in the quarter to € 535 billion. This reflected net inflows of € 10 billion, mainly in investment products, and market appreciation, in part offset by negative currency translation effects.
12
Deutsche Bank	Segment results
Interim Report as of June 30, 2021

Noninterest expenses were € 1.9 billion, down 4% versus the prior year quarter. Adjusted costs ex-transformation charges of € 1.7 billion also declined by 4%. This was mainly due to continued cost discipline and incremental savings from transformation initiatives including workforce reductions. Transformation-related effects were € 133 million, compared to € 187 million in the prior year period. Litigation charges increased as the current quarter reflected € 128 million of provisions related to the BGH ruling.
Provision for credit losses was € 117 million, down 48% year on year, benefiting from an overall benign macroeconomic environment and the extension of moratoria.
For the first six months of 2021, the Private Bank reported a profit before tax of € 263 million, versus a loss before tax of € 114 million in the prior year period which reflected impacts from COVID-19 and from items related to the execution of strategic objectives. Adjusted profit before tax was € 384 million in first half of 2021, up more than three-fold compared to an adjusted profit before tax of € 112 million in the first half of last year, primarily driven by lower provision for credit losses and continued cost savings. New business growth for the first six months included € 16 billion in net inflows of investment products and € 9 billion in net new client loans. Total new business growth was € 29 billion in the first six months, very close to the Private Bank’s full-year 2021 target of over € 30 billion.
Private Bank results at a glance
	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2021	Jun 30, 2020	Absolute Change	Change in %	Jun 30, 2021	Jun 30, 2020	Absolute Change	Change in %
Net revenues:
Private Bank Germany	1,198	1,210	(12)	(1)	2,545	2,542	3	0
International Private Bank	820	750	70	9	1,651	1,585	66	4
IPB Personal Banking[1]	213	187	26	14	442	407	35	9
Private Banking[2] and Wealth Management	607	563	44	8	1,209	1,178	31	3
Total net revenues	2,018	1,960	59	3	4,196	4,127	69	2
Of which:
Net interest income	1,147	1,129	19	2	2,319	2,319	0	0
Commissions and fee income	737	679	58	9	1,626	1,525	101	7
Remaining income	134	152	(18)	(12)	251	283	(32)	(11)
Provision for credit losses	117	225	(108)	(48)	215	364	(149)	(41)
Noninterest expenses:
Compensation and benefits	682	728	(46)	(6)	1,401	1,467	(66)	(4)
General and administrative expenses	1,162	1,160	3	0	2,246	2,244	2	0
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	69	104	(36)	(34)	71	166	(95)	(57)
Total noninterest expenses	1,913	1,992	(79)	(4)	3,718	3,877	(159)	(4)
Noncontrolling interests	0	(0)	0	N/M	0	(0)	0	N/M
Profit (loss) before tax	(11)	(257)	246	(96)	263	(114)	377	N/M

Total assets (in € bn)[3]	305	284	21	7	305	284	21	7
Loans (gross of allowance for loan losses, in € bn)[3]	247	230	17	7	247	230	17	7
Assets under Management (in € bn)[3]	535	471	64	14	535	471	64	14
Net flows (in € bn)	10	6	4	65	20	7	14	N/M
Employees (front office full-time equivalent)[3]	29,153	30,967	(1,815)	(6)	29,153	30,967	(1,815)	(6)

N/M – Not meaningful
Prior year segmental information presented in the current structure
1Including small businesses in Italy, Spain and India.
2Including small & mid caps in Italy, Spain and India.
3As of quarter-end.
13
Deutsche Bank	Segment results
Interim Report as of June 30, 2021

Asset Management (AM)
Profit before tax was € 180 million in the second quarter, a 59% increase over the prior year period. Adjusted for transformation charges and restructuring and severance expenses, profit before tax rose 37% to € 181 million. Post-tax RoTE was 30.1%, up from 17.7% in the prior year quarter.
Net revenues were € 626 million, a 14% rise year on year. This was driven by growth of 15% in management fees from positive market developments and five consecutive quarters of quarterly net inflows.
Noninterest expenses were € 395 million in the second quarter, down 1% year on year. Adjusted costs ex-transformation charges were € 393 million, up 3%. This increase was driven by higher deferred compensation relating to the rise of the DWS share price compared to the second quarter of 2020, platform investments and higher asset servicing costs due to the increase in Assets under Management. The cost/income ratio for Asset Management improved year on year by 10 percentage points to 63%.
Net inflows were a record € 20 billion in the second quarter, driven by substantial inflows in all three product pillars – Active, Passive and Alternatives – and in all regions – Americas, Europe, the Middle East and Africa (EMEA) and Asia-Pacific. In the past twelve months, cumulative net inflows were € 45 billion.
Assets under Management grew by € 39 billion during the quarter to a record € 859 billion. This rise was driven by strong net inflows and positive market developments, which more than offset the negative impact of exchange rate movements. Since the end of the prior year quarter, assets under management have grown by a total of € 114 billion.
For the first six months of 2021, Asset Management reported a profit before tax of € 364 million up by more than half versus € 224 million for the first six months in 2020, while adjusted profit before tax grew by 48% to € 371 million. Post-tax RoTE rose to 30.0%, from 17.1% in the prior year period. Year-to-date net inflows were € 21 billion and assets under management grew by € 67 billion in the first six months of 2021.
Asset Management results at a glance
	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2021	Jun 30, 2020	Absolute Change	Change in %	Jun 30, 2021	Jun 30, 2020	Absolute Change	Change in %
Net revenues:
Management Fees	584	508	76	15	1,131	1,061	71	7
Performance and transaction fees	19	20	(1)	(7)	58	37	21	56
Other	23	21	2	9	73	(30)	103	N/M
Total net revenues	626	549	77	14	1,263	1,068	195	18
Provision for credit losses	1	(1)	2	N/M	1	(0)	1	N/M
Noninterest expenses:
Compensation and benefits	202	204	(1)	(1)	418	376	42	11
General and administrative expenses	192	189	2	1	380	386	(6)	(2)
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	(0)	N/M
Restructuring activities	1	7	(6)	(88)	2	10	(9)	(82)
Total noninterest expenses	395	400	(5)	(1)	800	774	27	3
Noncontrolling interests	49	36	13	37	98	70	27	39
Profit (loss) before tax	180	114	67	59	364	224	140	62

Total assets (in € bn)[1]	10	10	0	3	10	10	0	3
Assets under Management (in € bn)[1]	859	745	114	15	859	745	114	15
Net flows (in € bn)	20	9	11	127	21	6	14	N/M
Employees (front office full-time equivalent)[1]	3,953	3,901	52	1	3,953	3,901	52	1

N/M – Not meaningful
Prior year segmental information presented in the current structure
1As of quarter-end.
14
Deutsche Bank	Segment results
Interim Report as of June 30, 2021

Capital Release Unit (CRU)
The Capital Release Unit recorded a loss before tax of € 258 million in the quarter, a significant improvement from a loss before tax of € 591 million in the prior year quarter. This improvement was driven partly by net revenues, which were negative € 24 million in the quarter, versus negative € 66 million in the prior year quarter. De-risking, risk management and funding impacts in this quarter were partly offset by Prime Finance cost recovery and positive revenues from reserve releases, reflecting market conditions.
Noninterest expenses were € 259 million, a reduction of 48% versus the prior year quarter, primarily driven by lower service cost allocations, bank levy allocation and lower compensation costs. Adjusted costs ex-transformation charges declined by 45% to € 236 million in the quarter.
Leverage exposure was reduced by € 10 billion to € 71 billion during the second quarter, and as a result down 30% over the past 12 months. Reductions during the quarter were primarily driven by de-risking and lower Prime Finance leverage.
Risk Weighted Assets were reduced to € 32 billion at the end of the second quarter, a 24% reduction over the past 12 months and in line with the bank’s published target for year-end 2022. Reductions in the quarter were driven by lower Credit Valuation Adjustments and market risk.
For the first six months of 2021, the Capital Release Unit reported a loss before tax of € 668 million, a reduction of more than half versus the € 1.4 billion loss before tax in the first six months of 2020. This improvement was driven largely by a 36% year on year reduction in noninterest expenses to € 757 million, while adjusted costs ex-transformation charges were reduced by 40% to € 658 million. Net revenues were € 57 million euros for the first six months, an improvement of € 180 million versus the first six months of 2020.
Since the second quarter of 2019, the Capital Release Unit has reduced leverage exposure by 71% or € 178 billion, and RWA by 50% or € 33 billion. In the same timeframe, the Unit reduced noninterest expenses by 74% and adjusted costs ex-transformation charges by 61%, ahead of internal plan.
Capital Release Unit results at a glance
	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2021	Jun 30, 2020	Absolute Change	Change in %	Jun 30, 2021	Jun 30, 2020	Absolute Change	Change in %
Net revenues	(24)	(66)	43	(64)	57	(123)	180	N/M
Provision for credit losses	(25)	29	(54)	N/M	(32)	43	(75)	N/M
Noninterest expenses:
Compensation and benefits	35	45	(10)	(21)	75	97	(22)	(23)
General and administrative expenses	223	451	(228)	(51)	681	1,092	(412)	(38)
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	1	(0)	1	N/M	1	1	0	38
Total noninterest expenses	259	496	(237)	(48)	757	1,190	(433)	(36)
Noncontrolling interests	0	(0)	0	N/M	0	(0)	0	N/M
Profit (loss) before tax	(258)	(591)	334	(56)	(668)	(1,356)	689	(51)

Total assets (in € bn)[1]	167	265	(98)	(37)	167	265	(98)	(37)
Employees (front office full-time equivalent)[1]	420	536	(116)	(22)	420	536	(116)	(22)

N/M – Not meaningful
Prior year segmental information presented in the current structure
1As of quarter-end.
15
Deutsche Bank	Segment results
Interim Report as of June 30, 2021

Corporate & Other (C&O)
Corporate & Other reported a loss before tax of € 34 million in the second quarter of 2021, compared to a loss before tax of € 110 million in the prior year quarter.
Net revenues were negative € 2 million compared to negative € 118 million in the second quarter of 2020. This development was principally driven by a positive contribution of valuation and timing differences, mainly from cross currency and interest rate basis effects, and the non-recurrence of adverse movements in interest rates during the prior year period. Net revenues relating to funding and liquidity were negative € 55 million, versus negative € 61 million in the prior year quarter.
Noninterest expenses were € 81 million in the quarter, compared to € 34 million in the prior year quarter. The increase was primarily driven by a smaller benefit from lower-than-planned infrastructure expenses of € 8 million compared to € 57 million in the prior year quarter, where the difference is retained in Corporate & Other. Expenses associated with shareholder activities as defined in the OECD Transfer Pricing guidelines not allocated to the business divisions were € 112 million, versus € 108 million in the prior year quarter.
Noncontrolling interests are reversed in Corporate & Other after deduction from the divisional profit before taxes. These amounted to € 47 million in the quarter, compared to € 42 million in the prior year period, mainly related to DWS.
In the first six months of 2021, C&O’s profit before tax was € 103 million, compared to a loss before tax of € 282 million in the prior year period. The increase was principally driven by a higher positive contribution from valuation and timing differences compared to the prior year period partly offset by transformation charges related to the Group’s accelerated rationalization of its real estate portfolio.
Corporate & Other results at a glance
	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2021	Jun 30, 2020	Absolute Change	Change in %	Jun 30, 2021	Jun 30, 2020	Absolute Change	Change in %
Net revenues	(2)	(118)	116	(99)	241	(207)	448	N/M
Provision for credit losses	(1)	1	(2)	N/M	(3)	5	(7)	N/M
Noninterest expenses:
Compensation and benefits	870	944	(74)	(8)	1,762	1,894	(133)	(7)
General and administrative expenses	(789)	(912)	122	(13)	(1,524)	(1,749)	224	(13)
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	(0)	1	(1)	N/M	(0)	0	(0)	N/M
Total noninterest expenses	81	34	47	140	237	145	92	63
Noncontrolling interests	(47)	(42)	(5)	12	(97)	(75)	(21)	28
Profit (loss) before tax	(34)	(110)	76	(69)	103	(282)	385	N/M
Employees (full-time equivalent)[1]	38,535	39,289	(754)	(2)	38,535	39,289	(754)	(2)

N/M – Not meaningful
Prior year segmental information presented in the current structure
1As of quarter-end.
16
Deutsche Bank	Financial position
Interim Report as of June 30, 2021

Financial position

Assets
in € m. (unless stated otherwise)	Jun 30, 2021	Dec 31, 2020	Absolute Change	Change in %
Cash, central bank and interbank balances	206,627	175,339	31,288	18
Central bank funds sold, securities purchased under resale agreements and securities borrowed	8,551	8,533	18	0
Financial assets at fair value through profit or loss	469,511	527,980	(58,469)	(11)
Of which: Trading assets	112,120	107,929	4,191	4
Of which: Positive market values from derivative financial instruments	273,890	343,493	(69,604)	(20)
Of which: Non-trading financial assets mandatory at fair value through profit and loss	83,412	76,121	7,290	10
Financial assets at fair value through other comprehensive income	37,186	55,834	(18,648)	(33)
Loans at amortized cost	440,747	426,691	14,056	3
Remaining assets	158,112	130,584	27,528	21
Of which: Brokerage and securities related receivables	100,498	74,564	25,933	35
Total assets	1,320,734	1,324,961	(4,227)	(0)

Liabilities and equity
in € m. (unless stated otherwise)	Jun 30, 2021	Dec 31, 2020	Absolute Change	Change in %
Deposits	581,490	567,745	13,745	2
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	4,267	4,023	244	6
Financial liabilities at fair value through profit or loss	374,167	419,199	(45,032)	(11)
Of which: Trading liabilities	56,121	44,316	11,805	27
Of which: Negative market values from derivative financial instruments	264,564	327,775	(63,211)	(19)
Of which: Financial liabilities designated at fair value through profit or loss	52,921	46,582	6,339	14
Other short-term borrowings	3,428	3,553	(125)	(4)
Long-term debt	149,139	149,163	(25)	(0)
Remaining liabilities	142,838	119,094	23,744	20
Of which: Brokerage and securities related payables	97,841	79,810	18,030	23
Total liabilities	1,255,328	1,262,777	(7,449)	(1)
Total equity	65,406	62,184	3,222	5
Total liabilities and equity	1,320,734	1,324,961	(4,227)	(0)

Movements in assets and liabilities
As of June 30, 2021, the total balance sheet of € 1.3 trillion marginally decreased by € 4.2 billion (or 0.3%) compared to year-end 2020.
Key drivers for the overall movement were decreases in positive and negative market values of derivative financial instruments by € 69.6 billion and € 63.2 billion, respectively, predominantly in interest rates and foreign exchange products, primarily due to market movements.
Financial assets at fair value through other comprehensive income decreased by € 18.6 billion, continuing our focus on rebalancing our strategic liquidity reserve in consideration of the current market conditions. This rebalancing represented the major driver of the € 31.3 billion increase in cash, central bank and interbank balances, with smaller contributions from increased trading liabilities and our repo business.
Other assets increased by € 27.5 billion, mainly driven by increases in brokerage and securities related receivables by € 25.9 billion. This was mainly attributable to a seasonal increase in activity levels compared to low year-end levels, partly offset by a decrease in cash margin by € 10.8 billion, in line with decreasing derivative exposures. The seasonality pattern was also reflected in an increase in brokerage and securities related payables by € 18.0 billion, driving the € 23.7 billion increase in other liabilities.
Loans at amortized cost increased by € 14.1 billion, primarily driven by continued growth in German mortgage and foreign exchange movements.
Deposits increased by € 13.7 billion, predominantly due to lower consumer spending related to the COVID-19 pandemic and, to a lesser extent, to increases in our Trust & Agency business in our Corporate Bank.
17
Deutsche Bank	Financial position
Interim Report as of June 30, 2021

Central bank funds sold, securities purchased under resale agreements and securities borrowed measured at amortized cost and non-trading financial assets mandatory at fair value through profit and loss increased by € 8.7 billion, driven by higher client activity under current market conditions. Corresponding liabilities increased by € 6.8 billion, mainly attributable to market demands.
Trading liabilities and assets increased by € 11.8 billion and € 4.2 billion respectively, mainly attributable to increased client demand and market opportunities.
The overall movement of the balance sheet included an increase of € 15.1 billion due to foreign exchange rate movements, mainly driven by a strengthening of the U.S. Dollar against the Euro. The effects of foreign exchange rate movements are embedded in the movement of the balance sheet line items discussed in this section.
Liquidity
Total High Quality Liquid Assets (HQLA) as defined by the Commission Delegated Regulation (EU) 2015/61 were € 224.3 billion as of June 30, 2021, a € 11.7 billion increase from the € 212.6 billion as of December 31, 2020. The Group maintains additional highly liquid central bank eligible assets, not qualifying as HQLA or subject to transfer restrictions under the HQLA definition. These additional liquid assets were € 30.0 billion as at the end of June 30, 2021, such that the Group’s total Liquidity Reserves were € 254.3 billion. The increase is primarily driven by additional participation in the ECB’s TLTRO and higher deposits, which was broadly offset by increased lending activity in Germany. The Liquidity Coverage Ratio was 143 % in the second quarter of 2021, a surplus to regulatory requirements of € 67 billion.
Equity
Total equity as of June 30, 2021 increased by € 3.2 billion compared to December 31, 2020. This change was driven by a number of factors, including the issuance of additional equity components (Additional Tier 1 securities, treated as equity according to IFRS) of € 1.25 billion on May 9, 2021, the profit reported for the period of € 2.1 billion, a positive impact from foreign currency translation of € 475 million, net of tax, mainly resulting from the strengthening of the U.S. dollar against the Euro, as well as remeasurement gains related to defined benefit plans of € 355 million, net of tax. This was partly offset by coupons paid on additional equity components of € 363 million and unrealized net losses of financial assets at fair value through other comprehensive income of € 322 million, net of tax.
.
18
Deutsche Bank	Strategy
Interim Report as of June 30, 2021

Strategy

The following section provides an update on the progress of our strategy implementation in the second quarter of 2021 and should be read in conjunction with the Strategy section in the Combined Management Report provided in the Annual Report 2020.
Progress on strategy implementation
In the third phase of our strategic transformation we are focusing on efficiency, controls and sustainable profitability. Given the progress made so far and our ongoing disciplined execution, we feel confident that we are materially on track to meet our 2022 strategic and financial ambitions and we remain committed to returning € 5 billion of excess capital to our shareholders starting from 2022.
With sustainability placed at the core of our strategy, the bank conducted a first ever Sustainability Deep Dive in the second quarter of 2021 and published annual sustainable finance targets for each business division for the first time. We aim to facilitate at least € 200 billion in sustainable finance and investments by the end of 2023, two years earlier than originally planned.
In the second quarter of 2021 we continued to execute on our strategic initiatives. In June 2021, Deutsche Bank and Oracle announced a multi-year collaboration to modernize its database technology and to accelerate the bank’s digital transformation. Furthermore, the Corporate Bank announced a joint venture with Fiserv, a leading global provider of payments and financial services technology aiming to help small and medium sized enterprise clients (SMEs) adapt to the changing post COVID-19 marketplace. In partnership with Deutsche Bank, Emirates announced the launch of ‘Emirates Pay’ a new account-based payment method for purchasing air tickets jointly developed by the International Air Transport Association (IATA).
Sustaining revenue growth in our Core Bank
In the second quarter of 2021, we made further progress across our core businesses regarding our strategic initiatives. Revenues in the Core Bank in the second quarter of 2021 of € 6.3 billion and for the Group of € 6.2 billion decreased by 2 % and 2%, respectively, compared to the second quarter of 2020. Revenues in the first six months of 2021 in the Core Bank of € 13.7 billion and for the Group of € 13.8 billion increased by 8 % and 10%, respectively, compared to the first six months of 2020.
Corporate Bank net revenues were € 1.2 billion, down 8 % year over year, and down 6 % if adjusted for currency translation effects, as the prior year period included recoveries related to credit protection and the impact of portfolio rebalancing items. Excluding these effects, revenues were essentially flat as interest rate headwinds were offset with charging agreements and business initiatives. Investment Bank revenues for the second quarter of 2021 excluding specific items decreased by 11 % compared to the second quarter of 2020. Our trading businesses were impacted by the reduced market activity during the quarter compared to the heightened levels seen in the second quarter of 2020. The Private Bank successfully offset interest rate headwinds with continued business growth and grew on a net basis new client loans and reported net inflows to assets under management. Asset Management generated record net inflows in the second quarter of 2021, driven by all three product areas, Active, Passive and Alternatives, and all regions. The increase in revenues was driven by strong management fees from market performance and five consecutive quarters of positive net flows.
Continuing to deliver on cost reductions
Noninterest expenses were € 5.0 billion in the second quarter of 2021, a year over year decrease of € 370 million or 7%. Adjusted costs excluding transformation charges and expenses eligible for reimbursement related to Prime Finance were € 4.5 billion, a year over year reduction of € 287 million or 6%. Noninterest expenses in the first six months of 2021 were € 10.6 billion, a year over year decrease of € 433 million or 4%. Adjusted costs excluding transformation charges and expenses eligible for reimbursement related to Prime Finance were € 9.8 billion, a year over year reduction of € 396 million or 4%.
The Capital Release Unit
In the second quarter of 2021, the Capital Release Unit (CRU) continued to execute its asset reduction program and to work towards the migration of Deutsche Bank’s Prime Finance and Electronic Equities clients, while reducing cost.
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Risk Weighted Assets (RWA) were € 32 billion at the end of the second quarter of 2021, a reduction of € 2.2 billion or 6 % compared to year-end 2020. Reductions in RWA in the quarter of € 1.4 billion or 4 % were driven by lower Credit Valuation Adjustment (CVA) and market risk.
Leverage exposure was € 71 billion at the end of the second quarter of 2021, declining by 1 % compared to year-end 2020. Reductions in the second quarter of 2021 of € 9.7 billion were primarily driven by de-risking and lower Prime Finance leverage.
Noninterest expenses have nearly halved from the prior year quarter, primarily from lower adjusted costs. Adjusted costs excluding transformation charges declined by 45 % reflecting lower service cost allocations, bank levy allocation and lower compensation costs. Noninterest expenses in the first six months of 2021 declined by € 433 million or 36%, Adjusted costs excluding transformation charges declined by € 433 million or 40%.
We are underway in transitioning Prime Finance balances and continue to target year-end 2021 for completion.
Conservative balance sheet management
We remain committed to managing our balance sheet conservatively as we execute on our strategic transformation and navigate through the COVID-19 pandemic. At the end of the second quarter of 2021, our CET1 ratio was 13.2%, lower compared to year-end 2020 and 275 basis points above the regulatory CET1 requirements, which includes the impact of an additional capital charge on leveraged loans implemented by ECB. For 2022, we remain committed to maintaining our CET1 ratio above 12.5%.
Leverage ratio (fully loaded) was 4.8 % at the end of the second quarter of 2021, positively impacted by the CRR amendments which took effect on June 28, 2021 and the ECB’s Decision 2021/1074, in aggregate allowing banks to temporarily exclude certain eligible central bank exposures until March 2022 and as such continuing the exclusion temporarily introduced by the CRR Quick Fix in the third quarter of 2020. Including these balances our Leverage ratio (fully loaded) was 4.3%.
We believe that our risk levels are conservative with Value-at-Risk (VaR) at € 41 million at the end of second quarter of 2021.
Provisions for credit losses for the second quarter of 2021 were 7 basis points on an annualized basis as a percentage of average loans compared to 67 basis points for the second quarter of 2020. For the full year 2021, we expect provisions for credit losses to be around 20 basis points as a percentage of our anticipated average loans, lower than our previous guidance against a backdrop of an improving macro-economic environment with a positive bias for the balance of the year if current trends persist. We remain committed to our stringent underwriting standards and our tight risk management framework. Further details on the calculation of Expected Credit Losses (ECLs) is provided in the section ‘Risk Report’ in the Annual Report 2020.
Our Sustainability strategy
In 2020, we published our target for at least € 200 billion of sustainable financing worldwide and Environmental, Social and Governance (ESG) investments under management in our Private Bank. In May 2021, we conducted our first Sustainability Deep Dive and given the progress we have been making, we announced to bring our sustainable finance target forward by two years to the end of 2023. € 105 billion of the bank’s overall sustainable finance target are attributable to the Investment Bank, € 30 billion to the Corporate Bank and € 86 billion to the Private Bank. We have also set principal measures and targets to strengthen ESG at Deutsche Bank – in our dialogue with our clients, in our own operations and in all our processes.
Sustainability has become an integral part of our corporate culture. To live up to the strategic importance of the topic, our central sustainability team, Group Sustainability, has been moved out of the Communications & CSR department and placed under the direct responsibility of our Chief Executive Officer, centrally coordinating the strategic embedding of ESG across all areas of the bank. The CEO also chairs the Sustainability Management Board Committee which is responsible for the strategy and its execution. Strategy implementation is monitored by the Chief Transformation Office as Sustainability is one of the bank’s key strategic transformation programs.
We made significant progress on the implementation of all dimensions of our strategy. By the end of the second quarter 2021, we had achieved € 99 billion of the € 200 billion target. In April 2021, we joined the Net-Zero Banking Alliance, committing to align our operational and attributable emissions from our loan portfolios with pathways to net-zero by 2050. This commitment supplements our signature of the Collective Commitment on Climate Action of the German Financial Sector, in which we pledged to align our credit portfolios with the goals of the Paris Agreement. We are actively working on refining our Climate Risk methodology and data strategy in alignment with other financial institutions and in collaboration with industry-wide bodies to ensure the publication of our greenhouse gas emissions financed by our loan portfolios by the end of 2022. This will also include defined pathways for selected sectors to align with Paris goals and our commitment to Net Zero. Furthermore, in May 2021, we became the first bank to join the Ocean Risk and Resilience Action Alliance (ORRAA) as a full member.
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We also announced in May 2021 to establish an ESG Center of Excellence, supported by the Monetary Authority of Singapore. The Center will focus on public and private ESG transactions, product development and advisory services.
Our financial and regulatory targets
Our financial and regulatory targets are based on our financial results prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). For further details, please refer to the section ‘Basis of preparation/impact of changes in accounting principles’ in this report.
Our key financial and regulatory targets for 2022 are:
  – Post-tax Return on Average Tangible Equity of 8 % for the Group
  – Post-tax Return on Average Tangible Equity of more than 9 % for the Core Bank
  – Cost income ratio of 70%
  – Common Equity Tier 1 capital ratio of above 12.5%
  – Leverage ratio (fully loaded) of ~4.5%
Deutsche Bank reaffirms its 2022 targets for Return on Average Tangible Equity (RoTE) of 8 % for the Group and more than 9% for the Core Bank, a cost/income ratio (CIR) of 70%, Common Equity Tier 1 capital ratio of above 12.5 % and a Leverage ratio (fully loaded) of ~4.5%.
The Group had previously included an additional target for adjusted costs excluding transformation charges in 2022 of € 16.7 billion. This target expressed in absolute terms what the 70 % CIR target expresses in relative terms, and accordingly was based on internal expectations regarding growth and revenues. Since we adopted our transformation program in 2019, significant progress has been made by the Group, and consequently our goal of achieving sustainable profitability is closer. Given the variability of revenue growth as macroeconomic forces accelerate or slow our progress, we now believe it is more appropriate to focus on a relative measure of costs in targeting a strong and sustainable margin. Consequently, going forward management intends to measure the Group’s cost efficiency using the CIR, and, reflecting the progress we have made to date, we re-affirm our 70% CIR target for 2022. Therefore, the primary cost target for the Group is the CIR and we no longer publish a quantitative absolute cost target.
As we have previously disclosed, certain external items which do not lie within management’s control have arisen in 2021 which are now expected to impact the Group’s cost base in 2022. These include higher than anticipated contributions to the Single Resolution Fund and to the German statutory deposit guarantee scheme, which we now believe will exceed the initial plan by approximately € 400 million in total.
In addition, we anticipate cost pressure relative to our initial plans reflecting continued investments in the Group’s control environment as well as volume-related costs that are mostly driven by our stronger business performance relative to plan. The Group is taking decisive actions to mitigate these additional cost pressures across a series of incremental initiatives such as workforce optimization, accelerating real estate reductions, further systems rationalization and streamlining internal processes. These mitigation steps may require the incurrence of transformation charges in future periods in addition to those anticipated at the time our transformation plan was announced.
In reaffirming our RoTE and CIR targets, Deutsche Bank is reiterating its expectation that these cost pressures will be counterbalanced by the incremental cost initiatives and positive factors in 2022, such as an improved revenue outlook supporting both the CIR and RoTE targets and more moderate provision for credit losses than anticipated at the start of the year supporting the RoTE target. The bank expects a substantial portion of its revenue growth since 2019 to be sustainable, while provision for credit losses is expected to be lower than previous guidance, in light of a stronger macro-economic environment.
In addition to the factors described above, the COVID-19 pandemic and its impact on the global economy remain uncertain, especially in the light of the increasing prevalence of variants of the disease. COVID-19-related developments may affect our ability to meet our financial and regulatory targets, and their ultimate impacts remain difficult to predict.
Adjusted costs, Adjusted costs excluding transformation charges, Adjusted costs excluding transformation charges and expenses eligible for reimbursement related to Prime Finance, Post-tax Return on Average Tangible Equity as well as Leverage ratio (fully loaded) are non-GAAP financial measures. Please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report for the definitions of such measures and reconciliations to the IFRS measures on which they are based.
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Interim Report as of June 30, 2021

Our Businesses
This section should be read in conjunction with the section Deutsche Bank: Our Organization in the Operating and Financial Review in the Annual Report 2020.
Corporate Bank
In the second quarter of 2021, the Corporate Bank continued to make progress on its strategic objectives. We generated approximately € 85 million of revenues from deposit re-pricing, bringing the total amount of deposits under charging agreements to about € 87 billion. We continued working towards our target of doubling the fees we will generate from platforms, FinTechs and eCommerce clients over the next two years. We started the implementation of our strategy for clearing payments via online marketplaces and launched a decoupled card with our partners Eintracht Frankfurt and Mastercard. We also announced a joint venture with Fiserv, a leading global provider of payments and financial services technology, to offer comprehensive payment acceptance and banking solutions for Business Banking clients in Germany. We successfully presented our Sustainable Finance strategy at Deutsche Bank’s initial Sustainability Deep-Dive event in May 2021. In addition, we intensified our engagement in themes such as green hydrogen and biodiversity as well as our external engagements with Non-Governmental Organizations (NGOs) and in selected industry initiatives.
Investment Bank
In the second quarter of 2021, the Investment Bank continued to implement its strategic vision and delivered robust performance, despite the less favorable market conditions as compared to the first quarter and same period last year. The core strategic priorities remain unchanged and we delivered tangible results: stable revenue performance. Though revenues declined year on year this was due to normalization in market activity when compared to the prior year. Compared to the second quarter of 2019 Investment Bank performance was up 31%. Additionally we saw further optimization of our funding costs, a controlled approach to capital deployment, whilst maintaining our strong focus on the control environment.
In Origination and Advisory, we maintained our strength in Debt Origination seeing significantly higher revenues in Leveraged Debt Capital Markets year-over-year, while we more than doubled revenues in Advisory, both of which offset the significantly reduced industry fee pool in Investment Grade debt.
Within Fixed Income & Currencies, our Credit Trading and Financing businesses maintained their momentum from the first quarter and increased revenues year over year. The remaining FIC Trading businesses saw a drop in activity from the elevated levels of the second quarter of 2020, and, as expected, revenues declined. During the quarter we launched our new Institutional Client Coverage Model, starting in European Rates & European Investment Grade Credit. The model introduces a data driven approach to match DB liquidity provision with our client’s needs, which we believe will reinforce the market share gains in European Rates and Credit electronic trading we saw quarter on quarter. Progress with regards to the strategic development of the businesses continued. Particularly with regards to the transformation of processes and platforms within the FIC re-engineering program, driving cost savings, and the continued development of client workflow solutions.
Finally, ESG continues to be a focus area for us. According to Dealogic, we are ranked third globally for ESG-related debt products year-to-date.
Private Bank
Within Private Bank Germany (PB GY), we made further progress on our transformation as well as in our revenues. In revenues, our operating business maintained its positive momentum into the second quarter with continued strong demand for mortgage finance and investment products. Despite continued head-winds from the low-interest rate environment, we continued growing in customer loan volumes and assets under management compared to the second quarter of 2020. The transformation of our business is well on track. In the second quarter of 2021, we further integrated Deutsche Bank and Postbank brands by introducing a cross-brand management structure of our sales force under the leadership of the new PB GY head. Moreover, we completed the recruitment process for our shared central functions. We also launched our new Postbank marketing campaign “die #passtbank” to further strengthen our positioning as a leading provider of fair, transparent and innovative daily banking solutions to private clients.
Our International Private Bank (IPB) continues to execute against its strategic objectives by enhancing coverage and value propositions for core client segments. We have hired high quality relationship managers in Italy and other key markets to support our aspiration to be a leading bank for family entrepreneurs. Our solutions for Strategic Asset Allocation with income-focused funds are now available to clients in Europe and Asia. Furthermore, we continue to optimize our service model through the introduction of new digital capabilities and repositioning our branch networks. We believe this will allow us to better meet changing customer expectations while also optimizing our cost base. In Italy, we have already completed all of the planned branch closures included in our restructuring plan agreed at the end of 2020.
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Deutsche Bank	Strategy
Interim Report as of June 30, 2021

At Deutsche Bank’s first Sustainability Deep Dive in May, we outlined our sustainability strategy to advance in Private Bank’s efforts to help clients acting in ecologically and socially responsible ways. With a growing share of ESG-compliant finance solutions as part of the product portfolio, we support our clients in their journey. Furthermore, we have increased our own efforts: IPB started a partnership with Ocean Risk and Resilience Action Alliance (ORRAA) and published a special report on biodiversity, while PB GY’s integrated CO2-indicator tracks customers’ CO2 emissions in our mobile app and enables them to compensate via investing in climate-related projects.
Asset Management
The asset management industry is evolving, with greater competition, continued margin pressure, technological disruption and increased market volatility. We believe our diverse range of well-performing products and investment solutions give us a strong basis for growing assets and profitability. Our refined medium-term targets for net flows and adjusted cost-income ratio are centered around the themes of Transformation, Growth and Leadership. Our aim is to invest into transformation for further efficiency and growth with a recalibration of our core platform and policy framework so that these are tailored to our fiduciary business and clients. The project is ongoing and the first foundations for a standalone technology platform have progressed further. In the second quarter, new product launches helped to further enhance our diversified portfolio and continued to contribute strongly to our flow momentum. Ultimately, our ambition is to become a leading European asset manager with global reach and clear differentiated leadership across ESG and Passive and high-margin strategies. As a result, our strategy to target growth in these specific product lines and regions, and organic growth remains a top priority. In particular, as part of our effort to make ESG the core of what we do, the DWS Group Sustainability Office has been moved under the direct responsibility of DWS’s CEO, bringing together all of our ESG activities. During the second quarter, we have also been selected to advise and help drive forward the global Net Zero Asset Managers Initiative (NZAMI). We will be part of NZAMI’s newly formed advisory group alongside representatives from five other firms, allowing to enrich our ESG research capabilities while increasing our visibility in the global asset management industry. We believe this role reflects our growing external reputation as a leading expert in ESG and sustainable investing.
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Deutsche Bank	Outlook
Interim Report as of June 30, 2021

Outlook

The following section provides an overview of updates to our outlook for the Group and our business divisions for the financial year 2021 and should be read in conjunction with the Outlook section in the Combined Management Report provided in the Annual Report 2020.
Global Economy
Economic growth (in %)¹	2021³	2020²	Main driver
Global Economy
In the second half of 2021, we believe that an increasing availability of vaccines is expected to help to improve the global pandemic situation. At the beginning of the second half of the year, many economies re-opened, allowing private consumption to gain further momentum in the course of 2021. However, the rapid spread of the delta variant might dampen economic recovery. We expect the global economy to further benefit from buoyant foreign trade. The synchronous recovery, especially in the industrialized countries, could also drive inflation as a result of temporary supply bottlenecks. In some regions, strong fiscal programs are expected to take effect in the second half of 2021.

GDP	6.3	(3.2)
Inflation	3.6	2.6
Of which:
Industrialized countries
The industrialized countries’ upswing is expected to gain further momentum, supported by pent-up demand, strong global economic activity and supportive fiscal programs. In the course of the recovery, further price increases are expected, although some of the developments are likely to be temporary. The central banks of the industrialized countries should remain supportive throughout the remainder of 2021, but we expect a discussion about exiting pandemic related monetary policy measures to be initiated in late 2021 as a result of the economic normalization.

GDP	5.6	(5.0)
Inflation	2.7	0.7
Emerging markets
The availability of COVID-19 vaccines is expected to have improved by the end of the year, supporting the recovery. In addition, emerging markets are expected to continue benefiting from positive developments among their trading partners. Nevertheless, emerging market economies are likely to recover at different rates over the course of 2021. In Asia, differentiation and resiliency prevail, with largely positive impulses from export demand. Latin American economies are expected to show a more subdued development.

GDP	6.8	(1.9)
Inflation	4.3	4.0
Eurozone Economy
In the Eurozone, the vaccination campaign continues to progress supporting economic recovery. Economic activity is expected to reach pre-pandemic levels by the end of 2021 as a result of pent-up demand and fiscal stimulus programs. The ECB remains supportive by maintaining its emergency pandemic purchase programs (PEPP). Inflation is expected to pick up significantly, partly due to strong base effects caused by a lower price level in the corresponding months of 2020.

GDP	5.0	(6.5)
Inflation	2.1	0.3
Of which: German economy
Economic growth is expected to pick up strongly in the second half of 2021. Increasing vaccination rates should support the recovery. Combined with strong external demand, pent-up demand is likely to become a major growth driver. However, global supply bottlenecks and price increases for basic materials are expected headwinds for industrial production at the beginning of the second half of the year. The development of consumer prices will remain upwards until the end of the year due to base effects and strong private demand.

GDP	4.0	(4.8)
Inflation	2.3	0.4
US Economy
The U.S. economy is expected to grow dynamically due to massive fiscal stimulus. The economy is set to return to its pre-COVID-19 level during the second half of 2021. The U.S. labor market is expected to continue its recovery, especially as the service sector continues to gain momentum. If the economic backdrop continues to improve and inflation picks up further, the Federal Reserve Bank could announce a tapering of its Quantitative Easing (QE) by the end of 2021.

GDP	6.7	(3.5)
Inflation	4.2	1.2
Japanese Economy
The steady increase of vaccinations should bolster the Japanese economy in the second half of the year. A faster than expected rollout of vaccines should boost private consumption and private capital investment. Amid the increasing concern over inflation worldwide, Japan stands out for its low level of inflation, driven by the still negative output gap. In addition, a shift in the base year of the Consumer Price Index (CPI) is having a dampening effect.

GDP	2.6	(4.7)
Inflation	(0.4)	0.0
Asian Economy[4]
The acceleration of the COVID-19 vaccine rollout has improved the economic outlook for Asian economies, but progress is uneven across countries. Major economies like China, Singapore, South Korea and Hong Kong, are well on their way to achieving population immunity by the end of the year. Asian economies are expected to benefit from robust external demand. However, domestic demand lacks a more powerful stimulus.

GDP	7.9	(0.8)
Inflation	2.2	2.9
Of which: Chinese Economy
The Chinese economy is expected to benefit from strong external demand and a pick-up in consumer confidence boosted by an acceleration of the vaccine rollout. A tighter fiscal stance should be a headwind for domestic demand. The Peoples Bank of China (PBoC) is expected to cut the policy rate once more by the end of this year.

GDP	8.9	2.3
Inflation	1.1	2.5

The outlook for the global economy and banking industry in the following chapter reflects our general expectations regarding future economic and industry developments. Economic assumptions used in our models are laid out separately in the respective sections.
1Annual Real GDP Growth (% YoY). Sources: National Authorities unless stated otherwise.
2Some economic data for 2020 was revised by public statistics authorities due to the economic effects of the pandemic. As a result, this data may differ from that previously published.
3Sources: Deutsche Bank Research.
4Includes China, India, Indonesia, Hong Kong, South Korea, Malaysia, Philippines, Singapore, Sri Lanka, Taiwan, Thailand and Vietnam; excludes Japan.
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Deutsche Bank	Outlook
Interim Report as of June 30, 2021

Our global economic outlook is impacted by a number of pandemic-related and economic risks. With regard to the pandemic, delays in the supply and distribution of vaccines, especially in emerging market countries, could slow the global economic recovery. The emergence and spread of new variants, combined with vaccine hesitancy that may render herd immunity impossible to achieve, could also impact the global recovery. From an economic perspective, higher than expected inflation could lead to tighter monetary policy and derail growth prematurely. In addition, an unexpected U.S. Dollar strengthening could also lead to a disruption of the recovery cycle in the emerging market economies.
Banking Industry
The banking sector in industrialized countries is expected to increasingly benefit from the post-pandemic economic recovery in the second half of the year, assuming further progress in vaccinations and the absence of any dangerous new virus mutations. In the emerging markets, apart from China in particular, the recovery is expected to be protracted and thus the burden on the banking sector is likely to remain higher.
The lending business in the U.S. should gradually stabilize following the most recent declines. In Europe, a further slowdown is expected for corporates while the trend for retail customers is expected to remain largely stable. Deposit growth is expected to lose pace on both sides of the Atlantic, following strong growth during the crisis. As restrictions are lifted corporates are likely to hold less liquidity as a safety buffer, and households are likely to spend more money on consumption.
In the capital markets business, the environment is expected to remain upbeat. Central bank monetary policy will remain very loose for the time being, with extremely low interest rates despite temporarily significantly higher inflation; the Fed and ECB will continue their securities purchases unabated. This is expected to support valuations and trading activity on the equity and bond markets, as is the highly expansionary fiscal policy, primarily in the U.S., but also in the EU. Due to the rapid and strong recovery of the global economy, M&A activities are also likely to be on the rise.
Under these circumstances, operating performance of banks in Europe and in the U.S. is likely to be mixed. Fee and trading income are expected to remain relatively strong in contrast to net interest income which is expected to remain under pressure. Credit loss allowances are likely to normalize further. This should lead to a significant increase in profits for the full year 2021, when compared to full year 2020. Following the expected lifting of regulatory restrictions, increasing dividend payments to bank shareholders can be expected in Europe from fall, and increasing share buybacks in the U.S. from summer.
European policymakers will be discussing changes to prudential and resolution regulation aimed at implementing the Final Basel III package, with particular focus on risk models. The legislative proposal is expected to be issued during the second half of 2021, with negotiation for the final package expected to take several years.
Deutsche Bank Outlook
In July 2019, we announced a strategic transformation of Deutsche Bank to re-focus on delivering sustainable profitability and improved returns for our shareholders. The macroeconomic, fiscal and regulatory environment has since that time changed as a result of the COVID-19 pandemic. This changed environment impacted and may further impact our results of operations, capital ratios and the capital plan that underlies our targets, although we anticipate this to be at a lower intensity in 2021 compared to last year. Despite the challenges associated with the COVID-19 pandemic, we intend to continue executing our strategy in a disciplined manner in 2021 and beyond, by focusing on improving sustainable profitability by growing revenues in our Core Bank while remaining disciplined on costs and capital.
Our financial targets are based on our financial results prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). For further details, please refer to the section ‘Basis of preparation/impact of changes in accounting principles’ in this report.
Our key performance indicators are shown in the table below:
Key performance indicators
Key performance indicators	Jun 30, 2021	Target KPI 2022
Group post-tax return on average tangible equity[1]	7.3%	8.0%
Core Bank post-tax return on average tangible equity[2]	10.3%	above 9.0%
Cost-/income ratio[3]	76.7%	70.0%
Common Equity Tier 1 capital ratio[4]	13.2%	above 12.5%
Leverage ratio (fully loaded)[5]	4.8%	~4.5%

1 Based on Net Income attributable to Deutsche Bank shareholders. For further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report.
2Based on Core Bank Net Income attributable to Deutsche Bank shareholders. For further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report.
3 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income.
4 Further detail on the calculation of this ratio is provided in the Risk Report.
5On September 17, 2020, the ECB announced its decision to exercise its regulatory discretion declaring exceptional circumstances. This measure allows banks to exclude certain eligible central bank balances from the leverage exposure. This relief measure was extended until end of March 2022. Leverage Ratio (fully loaded) excluding this effect was 4.3 % as at June 30, 2021.
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Deutsche Bank	Outlook
Interim Report as of June 30, 2021

Deutsche Bank reaffirms its 2022 targets for Return on Average Tangible Equity (RoTE) of 8 % for the Group and more than 9 % for the Core Bank, a cost/income ratio (CIR) of 70%, Common Equity Tier 1 capital ratio of above 12.5 % and a Leverage ratio (fully loaded) of ~4.5%.
In reaffirming our RoTE and CIR targets, Deutsche Bank is reiterating its expectation that these cost pressures will be counterbalanced by the incremental cost initiatives and positive factors in 2022, such as an improved revenue outlook supporting both the CIR and RoTE targets and more moderate provision for credit losses than anticipated at the start of the year supporting the RoTE target. The bank expects a substantial portion of its revenue growth since 2019 to be sustainable, while provision for credit losses is expected to be lower than previous guidance, in light of a stronger macro-economic environment.
In 2021, Group and Core Bank revenues are expected to be essentially flat compared to the prior year as the interest rate environment is expected to remain challenging and impacts of the COVID-19 pandemic are expected to be offset by strategic growth initiatives implemented to enable sustainable revenue growth.
Corporate Bank revenues are expected to be essentially flat in 2021 compared to the prior year as our strategic growth initiatives and benefits from the ECB’s TLTRO III program are expected to offset the challenging interest rate environment. We expect Corporate Treasury Services revenues to also stay essentially unchanged, as the benefits of the ECB’s TLTRO III program, deposit repricing as well as expected recovery of global business activity in the second half of the year are expected to offset the headwinds from the negative interest rate environment. For Institutional Client Services, revenues are also expected to be essentially flat supported by business growth in our Corporate Trust and Depositary Receipts businesses, partially offset by negative effects of interest rate cuts in the U.S. and Asia-Pacific in the first quarter of 2020 and roll-off of specific client mandates in Securities Services. Business Banking revenues are expected to remain essentially unchanged as repricing actions, lending initiatives, the widening of our non-banking offering and benefits from the ECB’s TLTRO III program are expected to offset the headwinds of the negative interest rate environment.
We expect Investment Bank revenues to be essentially flat in 2021 compared to the prior year, reflecting the strong performance seen in the first half of 2021. Sales and Trading (FIC) revenues are expected to remain essentially unchanged in 2021 when compared to 2020. Credit trading has continued to build on its strong start to the year, specifically in its distressed business and intends to continue to develop its product suite through the year. The Financing business had a very strong second quarter. The focus on disciplined risk management and targeted resource deployment should continue through the remainder of the year. Rates and Global Emerging Markets are both building on the success their refocused businesses had in 2020, however market activity has normalized compared to the heightened levels seen in 2020. FX revenues were impacted by low levels of volatility during the second quarter, however, the underlying franchise remains strong, as evidenced by our ranking in the recent Euromoney 2021 FX survey. In Origination & Advisory, we expect revenues to be essentially flat in 2021 compared to 2020. We have maintained our strength in Debt Origination and gained market share year on year. The leveraged loan market has re-opened, helping to offset the decline in Investment Grade debt issuances from the highs of 2020. In Equity Origination we will look to build on the strong first half of 2021. Advisory has benefitted from high levels of M&A activity in the year to date period.
For the Private Bank, we expect the interest rate environment to remain challenging and the market conditions and customer activity to further normalize after negative effects from the COVID-19 pandemic in the prior year.
At the end of April 2021, as described above, the BGH ruled that clauses in general terms and conditions are ineffective, if they presume a client's consent to changes. As a result of this ruling, we created litigation provisions in the second quarter of 2021 mainly for potential reimbursements of fees and we suspended these fees until pricing agreements are established. We expect this negative impact on revenues to continue in the third quarter and to a significantly lesser extent in the fourth quarter, assuming that pricing agreements will be concluded with the majority of our clients by the end of the year.
We continue to expect Private Bank net revenues to remain essentially flat in 2021 compared to 2020. Headwinds from the low interest rate environment and the aforementioned revenue impacts from the BGH ruling are expected to be largely offset by business growth and, to a lesser extent, by benefits from the ECB’s TLTRO III program. Following the BGH ruling, revenues in the Private Bank Germany are expected to be slightly lower compared to 2020. Excluding negative impacts from BGH ruling, revenues should be essentially flat, as continued headwinds from deposit margin compression as well as a lower contribution from central treasury allocations are expected to be mitigated by continued growth in the loan businesses and higher fee income from investment and insurance products. In the International Private Bank (IPB), we expect revenues to remain essentially unchanged year over year. Continued business growth in investment and loan products partly reflecting the benefits from targeted hiring, especially in the IPB Private Banking and Wealth Management customer segment, is expected to mitigate the headwinds from the lower interest rate environment.
We expect continued growth in Private Bank’s new business volumes. The overall development of Assets under Management (AuM) will be highly dependent on market parameters, including foreign exchange rates, and we expect AuM to be higher in 2021 compared to 2020 in a continuously normalizing environment.
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Deutsche Bank	Outlook
Interim Report as of June 30, 2021

Full year 2021 revenues in Asset Management are expected to be higher compared to 2020. Management fees are assumed to be higher year over year as we expect positive effects resulting from both net inflows and favorable market developments to more than offset fee compression. Performance and transaction fees are expected to be significantly higher compared to 2020. Other revenues are expected to be significantly higher, mainly from an improvement in the fair value of guarantees and investment income and gains. We expect Assets under Management at the end of 2021 to be higher compared to the end of 2020, driven by net flows and market performance. We expect sustained net inflows into targeted growth areas of passive and alternative investments, further enhanced by strategic alliances and product innovations, including further ESG offerings.
In 2021, we expect the Capital Release Unit (CRU) to continue to report negative revenues driven by de-risking impacts, funding costs, hedging costs and mark to market impacts which will be partially offset by positive revenues related to the reimbursement of Prime Finance operating costs and a modest income from loan portfolios.
Corporate & Other will continue to be impacted in 2021 by valuation and timing differences on positions that are economically hedged but do not meet the accounting requirements for hedge accounting. Corporate & Other will be also be impacted by certain transitional costs relating principally to changes in our internal funds transfer pricing framework which are expected to be around € 250 million in 2021.
We will manage the Group’s cost base towards our cost income ratio target going forward. A decline of costs should result mainly from the run-rate impact of measures already in place as well as the execution of further reductions principally in our Infrastructure functions and Private Bank. Our current assumptions suggest transformation-related effects of approximately € 1 billion in 2021. Additional actions identified to partially offset the cost pressures described above may result in additional transformation charges, depending on the final scope and nature of the additional measures.
We expect provisions for credit losses to be significantly lower in 2021 compared to the previous year as a result of an improved economic outlook and continued tight risk management. For the full year 2021, we expect provisions for credit losses to be around 20 basis points as a percentage of our anticipated average loans, lower than our previous guidance against a backdrop of an improving macro-economic environment with a positive bias for the balance of the year if current trends persist. Further detail on the calculation of expected credit losses (ECL) is provided in the section ‘Risk information’ in this report.
We expect our Common Equity Tier 1 ratio (CET 1 ratio) for the remainder of 2021 to be negatively impacted by further regulatory RWA inflation and other supervisory decisions, leading to a negative impact of approximately 20 basis points on our CET 1 ratio. For the full year, RWA are expected to be higher due this year’s RWA inflation with selective growth in our Core Bank and continued de-risking in the Capital Release Unit. The CET1 ratio is expected to remain above 12.5 % in 2021.
We expect our Leverage exposure in 2021 to remain essentially flat. We expect Leverage exposure in the Capital Release Unit to benefit from the completion of the transfer of our Prime Finance platform to BNP Paribas by year-end 2021. Leverage exposure reductions in the Capital Release Unit are expected to support selective business deployment in our Core bank. Consequently, we expect our Leverage ratio to be slightly higher until year-end 2021. We remain committed to achieving our Leverage ratio target of 4.5 % by year-end 2022.
Adjusted costs, Adjusted costs excluding transformation charges, Adjusted costs excluding transformation charges and expenses eligible for reimbursement related to Prime Finance, Post-tax Return on Average Tangible Equity as well as Leverage ratio (fully loaded) are non-GAAP financial measures. Please refer to “Additional information: Non-GAAP Financial Measures” of this report for the definitions of such measures and reconciliations to the IFRS measures on which they are based.
Risks to our outlook include potential impacts on our business model from macroeconomic and global geopolitical uncertainty including uncertainty around duration of and recovery from the COVID-19 pandemic. In addition, uncertainty around central bank policies (e.g. the interest rate environment), ongoing regulatory developments (e.g. the finalization of the Basel III framework), event risks and levels of client activity may also have an adverse impact.
27
Deutsche Bank	Risks and Opportunities
Interim Report as of June 30, 2021

Risks and Opportunities

The developments in the six months ended June 30, 2021 did not materially alter our assessment of the risks and opportunities that our businesses are exposed to, as laid out in our Annual Report 2020.
Most notably, while the global economic outlook has improved further, headwinds remain from the impact of COVID-19, as well as continued political risks. With respect to other risks, supervisory authorities expect faster pace and higher quality in improving our controls to prevent financial crime. This includes an order issued by the German Federal Financial Supervisory Authority (BaFin), requiring us to further strengthen our internal controls and to comply with due diligence obligations. At the same time, a recent judgment of the BGH as described above found that certain clauses in the general terms and conditions of the Bank are ineffective. This ruling resulted in litigation provisions in the second quarter of 2021 and will result in lower fee income until new pricing agreements are established. On opportunities, Moody's Investors Service announcement to place all our ratings on review for upgrade may help to reduce our funding costs and improve our profitability.
Macroeconomic and market conditions
As mentioned in the Outlook section above, the macroeconomic business and operating environment is expected to further improve over the course of 2021 as the global economy experiences a strong recovery.
However, downside risks remain from the protracted waves of COVID-19 infections and the emergence of new and more infectious virus strains. The pandemic continues to cause uncertainty, which has significantly affected major economies and our operations. We expect this uncertainty to subside as vaccination rates continue to increase. Most Developed Market countries fully launched their vaccination programs in the first quarter of 2021, and progress accelerated in the second quarter of 2021 as vaccine production further increased; however, there remains uncertainty about the speed at which vaccinations can be rolled out across populations, particularly in emerging markets. As a result, the timing and strength of economic recoveries may vary from country to country. Additionally, new lockdown measures with types, durations, and intensities that are not fully predictable due to the emergence of highly infectious new virus strains could undermine the potential economic upside from the vaccine roll out. Also, while lockdown measures continue to ease, some restrictions on cross country mobility of people are expected to remain in place. This continues to impact certain sectors such as tourism/leisure and aviation.
During 2020, we observed a worsening of the overall economic situation, which was also reflected in our increased level of loan loss provisions for 2020. Policy measures taken by central banks, governments and several other institutions continue to help mitigate some of the short-term impacts and several countries maintain supporting measures (e.g. social welfare programs or moratoria) as well as state-backed credit programs for corporates.
Notwithstanding some upward pressure on government bond yields year to date from extremely low levels, the COVID-19 pandemic has likely prolonged the “lower for longer” interest rate environment, especially in Europe. This has resulted in further pressure on bank interest margins, and a prolonged period of low interest rates in the Eurozone could materially affect our profitability and balance sheet deployment. While our revenues are particularly sensitive to interest rates, given the size of our loan and deposit books denominated in Euros, the low interest rate environment can also impact other balance sheet positions, which are accounted at fair value. Also, interest rates remain negative for certain risk-free instruments, especially German government bonds.
The low interest rate environment has also supported elevated market valuations across risk assets particularly in US equities including the technology sector. These trends raise the risk of a significant price correction, which may potentially be triggered by potential setbacks to vaccine efficacy due to the emergence of more virulent strains or an increase in government bond yields on the back of rising inflation pressures and a reassessment of the Federal Reserve’s expected path of winding down its asset purchase program and projected policy rate increases.
We have also seen larger, idiosyncratic single name credit events, underscoring the need to maintain robust underwriting standards. Risks are amplified by high debt levels, a lack of liquidity in some areas of the market and an easing of global underwriting standards. Adverse market conditions, unfavorable prices and volatility including material movements in foreign exchange rates (and resulting translation effects) as well as cautious investor and client sentiment may in the future materially and adversely affect our revenues and profits as well as the timely and complete achievement of our strategic aspirations and targets.
28
Deutsche Bank	Risks and Opportunities
Interim Report as of June 30, 2021

If the COVID-19 vaccine rollout continues successfully, and boosted by monetary and fiscal policy support, the expected economic recovery and reflation is subject to significant upside over the medium term. This could in turn lead consumer price and asset price inflation in major advanced economies to accelerate substantially faster than anticipated. While this could create some upside potential for our business activity levels and net interest income, a disorderly sharp increase in bond yields could trigger a downward correction to equities and other highly valued risk asset markets. While it is likely that central banks would act to contain severe market volatility, potential increases in short-term interest rates and rapid curtailment of quantitative easing programs could lead to the materialization of a number of risks, such as the widening of credit spreads, which could adversely impact trading results. In addition, we could see increased counterparty credit exposure on derivatives, increased credit risks on highly leveraged clients and emerging markets with external imbalances as well as inflation risk on pension fund assets.
Political risks
With respect to Brexit, uncertainty remains as negotiations between the UK and the EU on their future relationship continue, especially with regard to financial and other services not extensively covered by the existing agreement. We have applied for authorization from the Prudential Regulation Authority and Financial Conduct Authority, our UK regulators, to continue to undertake regulated activity in the UK (previously undertaken pursuant to the European Passport provisions) and remain under the Temporary Permissions regime. Failure to gain authorization as a Third Country Branch could adversely affect our business, results of operations or strategic plans. In addition, without equivalence between EU and UK regimes for Financial Services we will be restricted in our ability to provide financial services to and from the UK.
Tensions between the United States and China remain elevated across a wide range of areas, including the level of autonomy enjoyed by Hong Kong, human rights, cybersecurity, and other areas. The United States has imposed sanctions, export restrictions, and investment restrictions on Chinese companies and officials, and China has imposed sanctions on U.S. companies and officials and introduced a framework for blocking regulations aimed at extraterritorial enforcement of sanctions. Likewise, the EU has imposed sanctions on China on human rights issues (i.e. the treatment of the Uyghur minority in Xinjiang), which were reciprocated by China by sanctions on Members of the European Parliament (MEPs) and a German think tank. While we cannot predict the impacts of these escalating measures on our business or our financial targets, such impacts could be material and adverse.
Other geopolitical risks, which could negatively impact our business environment, and our financial targets, include tensions in the South China Sea and between the U.S. and China over Taiwan as well as the potential for escalation in the Middle East over Iran’s nuclear program, should a deal between the US and Iran over a return to the JCPOA (Iran nuclear deal) fail to materialize. In addition, we have witnessed the worst military conflict between Hamas and Israel since 2014, although financial markets remained relatively calm. With respect to Russia, the possibility of sanctions remains high, although there have been attempts between the new US government and Russia to improve their relationship and talks at highest levels restarted. The new sanctions targeting Belarus, as a result of a recent commercial flight incident, are not expected to have a material impact on us.
Following further state-elections in Germany in June, Germany will hold general elections on September 26, 2021. Opinion polls continue to suggest that different coalition outcomes with parties from the political center may be possible. This may lead to changes in the German operating environment including with respect to tax and regulation whose impact on us will depend on the composition of any new coalition government that will be formed after the elections. Whatever the election outcome, German politics are expected to remain pro-European.
Liquidity and funding risks
On May 17, 2021, Moody’s placed all Deutsche Bank’s ratings on review for upgrade. According to Moody’s, this review for upgrade takes into account our swift and pronounced progress towards our objective of achieving a more balanced and sustainable business model that, coupled with our unchanged solid capital and liquidity buffers, has had a positive impact on our standalone credit profile. A review for upgrade implies the possibility of a rating action within a shorter timeframe and is typically concluded within 30 to 90 days, according to the agency. Our credit spread levels remain sensitive to rating actions. The announcement from Moody's Investors Service to place all our ratings and rating assessments on review for upgrade may benefit our funding costs and therefore further enhance our profitability. Furthermore, on July 1, 2021, DBRS Ratings GmbH (DBRS Morningstar) confirmed our ratings and changed the trend on all long-term ratings to Stable from Negative. The positive trend change to Stable reflects the progress in de-risking and in executing our transformation plan.
29
Deutsche Bank	Risks and Opportunities
Interim Report as of June 30, 2021

Regulatory supervisory reforms, assessments and proceedings
This year, Deutsche Bank took part in two major regulatory stress tests. The Dodd-Frank Act Stress Test (DFAST) 2021 results were published on June 24, 2021, showing that DB USA Corporation, with a minimum stressed common equity tier 1 capital ratio of 23.2% remains one of the best-capitalized entities, pre- and post-stress within the DFAST population of banks. Deutsche Bank also participated in the European Banking Authority (EBA) Regulatory Stress Test. The EBA will publish the stress test results on July 30, 2021. As in previous years, the EBA stress test is not a pass / fail exercise. By its standard procedures, the ECB considers our quantitative performance in the adverse scenario as an input when reconsidering the level of the Pillar 2 Guidance in its 2021 SREP assessment and our qualitative performance as one aspect when holistically reviewing the Pillar 2 Requirement. As can be seen from the published adverse macro-economic scenario and market shock, the banking sector is tested against the most severe scenario of all European regulatory stress tests conducted so far.
Legal and regulatory enforcement proceedings and tax examinations
We remain subject to a number of legal and regulatory enforcement proceedings and investigations as well as tax examinations. Most recently, the BGH ruled, that clauses in general terms and conditions are ineffective, if they presume a client's consent to changes. As a result of this ruling, we created litigation provisions in the second quarter of 2021 mainly for potential reimbursements of fees and we suspended these fees until new pricing agreements are established. Assuming that new pricing agreements will be concluded with most of our clients by the end of the year, the impact should subside over time.
Compliance and Anti-Financial Crime risks
The financial crime regulatory landscape is constantly evolving and placing ever-increasing demands on banks. Differences between countries add to the complexity. This poses particular challenges for Deutsche Bank due to its global organization and interconnectivity.
We maintain a regular dialogue with our supervisory authorities. In this dialogue, the authorities have signaled to us that they expect an even faster pace and higher quality in improving our controls. We understand this criticism and are focused on meeting these expectations. This includes the order issued by the BaFin in April of this year, requiring us to further strengthen our internal controls and to comply with due diligence obligations. This order relates to the client due diligence processes and extends to correspondence banking and transaction monitoring. The measures are primarily directed at the Corporate Bank, the Investment Bank and the business with high net worth clients in our International Private Bank. We are working hard to implement the new aspects of the BaFin order on time. To monitor our implementation, the BaFin has extended the mandate of its special representative, who is tasked with assessing and reporting on our progress. The BaFin will decide when to terminate this mandate on the basis of the progress made.
Following organizational changes this year, the Chief Administrative Office now includes the Anti-Financial Crime team, Compliance, the Business Selection and Conflicts Office, Legal, Regulatory Affairs and the Chief Remediation Office. The goal of the new setup is to become more effective in each areas especially in the fight against financial crime, and consolidate our engagement with regulators and monitors to more centrally manage their requirements.
Strategy
Our strategy seeks to enable us to materially improve returns to shareholders over time and deploy our balance sheet as well as other resources to the highest return activities consistent with our client franchise and risk appetite. The progress could be further stimulated if markets react favorably to our retransformation efforts, for example to a rating upgrade by one of the Rating Agencies on back of sustained performance in revenues over a number of quarters. This could in turn reduce funding costs and further amplify the Bank’s profitability.
Additionally with recent updates to the Management Board responsibilities, we are looking to create further efficiencies e.g. by bringing the operations of the Corporate Bank and the Investment Bank into the businesses and disbanding the Chief Operating Office, therefore leverage front to back capabilities better under one board member and senior management team.
We continue to focus on sustainability throughout the bank and see opportunities for growth in this space across all our core businesses as our clients’ response to climate change gains further traction. At our recent Sustainability deep dive, we brought forward the target of reaching €200 billion in sustainable finance volumes cumulatively from 2025 to 2023, given strong client appetite this is a key opportunity and area of investment for years to come.
30
Deutsche Bank	Risk information
Interim Report as of June 30, 2021

Risk information

Overall risk assessment
As mentioned in the Outlook as well as Risks and Opportunities sections above, the macroeconomic business and operating environment is expected to further improve over the course of 2021 as the global economy experiences a strong recovery but downside risks remain elevated from the protracted waves of COVID-19 infections and the emergence of new and more infectious virus strains.
Notwithstanding some upward pressure on government bond yields year to date from extremely low levels, our working assumption remains that the COVID-19 pandemic has likely prolonged the “lower for longer” interest rate environment, especially in Europe. This has resulted in further pressure on bank interest margins, and a prolonged period of low interest rates in the Eurozone could materially affect our profitability and balance sheet deployment.
Low government bond yields have also supported elevated market valuations particularly in US equities which raises the risk of a significant price correction if rates were to move considerably higher on the back of rising inflation pressure, potentially triggering wider financial market instability. This could also lead to downward pressure on other highly value risk assets as well as increased credit risks on highly leveraged clients.
We expect higher corporate and sovereign debt to be a legacy of the pandemic. Currently, risks of credit problems and defaults are partially mitigated by generous fiscal and monetary policy support but the eventual withdrawal of such support may increase credit pressures over time. We have also observed several large idiosyncratic events in the market since the beginning of this year. These serve to underscore the need for robust underwriting standards, independent and proactive risk management, strong governance and control standards.
Geopolitical risks remain a threat to financial markets and our business operating environment. These include tense U.S.-China relations in international trade and other policy areas, the risk of (accidental) escalation in the South China sea and around Taiwan, the deep divide in U.S. society, populist movements in various EU countries, and the ongoing political and economic frictions between the UK and the EU on their future relationship, e.g. regarding the Northern Ireland protocol and with regard to financial and other services not extensively covered by the existing deal. Other geopolitical risks which could negatively impact our business environment include sanctions risk in relation to Russia and, indirectly, the potential for re-escalation in the Middle East over Iran’s nuclear program should a deal between the U.S. and Iran over a return to the Iran nuclear deal fail to materialize. Furthermore, the recent escalation of the conflict between Hamas and Israel has demonstrated, how fragile the peace-keeping efforts in the region remain. The new sanctions on Belarus are not expected to have any material impact on us.
With respect to our ongoing efforts to prevent misuse of our products and services to commit financial crime, the new BaFin order expects us to adopt further internal safeguards and comply with due diligence obligations. We are working on implementing the new aspects of the BaFin as soon as possible.
At the same time, a recent judgment of the BGH ruled, that clauses in general terms and conditions are ineffective, if they presume a client's consent to changes. Because of this ruling, we created litigation provisions mainly for potential reimbursements of fees and we suspended these fees until new pricing agreements are established.
We also continued on our journey to integrate sustainability into our risk management, and leveraging our well-developed and proven capabilities in the broader risk management spectrum. Under our commitments as a founding member of the Net Zero Banking Alliance we will set and disclose net zero-aligned targets for key carbon intensive portfolios before the end of 2022.
Notwithstanding the tragic loss of life and significant damage across various communities caused by the recent flooding in parts of Germany and neighboring countries, we currently do expect an immaterial impact on our financial performance and expectations. In line with existing procedures, crisis management was invoked and established governance structures are managing the developments on an ongoing basis and we have initiated a variety of programs to support clients.
In addition to the risks described above, we are exposed to a variety of financial risks, including but not limited to counterparty default risks as well as potential indirect impacts on us or sudden market shocks impacting our credit and market risk profiles. Furthermore, non-financial risk exposure includes operational and IT infrastructure, transaction processing and third party vendor risks but also being affected by external fraud.
31
Deutsche Bank	Risk information
Interim Report as of June 30, 2021

The potential impacts of these risks on our balance sheet and profitability are assessed through portfolio reviews and stress tests. Stress tests are also used to test the resilience of Deutsche Bank’s strategic plans. The results of these tests indicate that the currently available capital and liquidity reserves, in combination with available mitigation measures, would allow us to absorb the impact of these risks if they were to materialize.
Key risk metrics
The following section provides qualitative and quantitative disclosures about credit, market, liquidity and other risk metrics and their developments within the first half of 2021. Disclosures according to Pillar 3 of the Basel 3 Capital Framework, which are implemented in the European Union by the Capital Requirements Regulation (CRR) and supported by EBA Implementing Technical Standards or the EBA Guideline, are published in our separate Pillar 3 report which can be found on our website.
European Regulation (EU) 2019/876 and Directive (EU) 2019/878 introduced amendments to the CRR/CRD with various changes to the regulatory framework that became applicable for June 30, 2021: A new standardized approach for counterparty credit risk (SA-CCR) is introduced that replaces the mark-to-market method to determine the exposure value for derivatives that are not in scope of the internal model method. In addition a new framework to determine the risk weight for banking book investments in collective investment undertakings and default fund contributions to central counterparties is introduced. Moreover, a minimum regulatory leverage ratio of 3 % is determined as the ratio of Tier 1 capital and the regulatory leverage exposure. In addition a minimum Net Stable Funding Ratio (NSFR) of 100 % was introduced that requires banks to maintain a stable funding profile in relation to their on and off balance sheet exposures.
Since June 30, 2020, the Group applies the transitional arrangements in relation to IFRS 9 as provided in the current CRR/CRD for all CET1 measures. For additional details on the Group’s Regulatory Framework, information on key risk categories and on the management of our material risks, please refer to our Annual Report 2020 under the chapter “Risk report”.
The following selected key risk ratios and corresponding metrics form part of our holistic risk management across individual risk types. The Common Equity Tier 1 ratio (CET 1), Economic Capital Adequacy (ECA) Ratio, Leverage ratio (LR), Total Loss Absorbing Capacity (TLAC), Minimum Requirement for Own Funds and Eligible Liabilities (MREL), Liquidity Coverage Ratio (LCR) and Stressed Net Liquidity Position (sNLP) serve as high-level metrics and are fully integrated across strategic planning, risk appetite framework, stress testing (except LCR, TLAC and MREL) and recovery and resolution planning practices, which are reviewed and approved by our Management Board at least annually. Going forward the newly introduced Net Stable Funding Ratio (NSFR) will also form part of the holistic risk management approach.
Common Equity Tier 1 ratio
30.6.2021	13.2%
31.12.2020²	13.6%

Economic capital adequacy ratio
30.6.2021	184%
31.12.2020	179%

Leverage ratio (fully loaded)
30.6.2021	4.8%
31.12.2020	4.7%

Total loss absorbing capacity (TLAC)
30.6.2021 (Risk Weighted Asset based)	31.35%
30.6.2021 (Leverage Exposure based)	9.83%
31.12.2020 (Risk Weighted Asset based)	31.99%
31.12.2020 (Leverage Exposure based)	9.76%

Liquidity coverage ratio (LCR)
30.6.2021	143%
31.12.2020	145%

Total risk-weighted assets
30.6.2021	€ 344.9 bn
31.12.2020	€ 329.0 bn

Total economic capital
30.6.2021	€ 26.9 bn
31.12.2020	€ 28.6 bn

Leverage exposure
30.6.2021	€ 1,100 bn
31.12.2020	€ 1,078 bn

Minimum requirement for own funds and eligible liabilities (MREL)
30.6.2021	10.59%
31.12.2020	10.69%

Stressed net liquidity position (sNLP)
30.6.2021¹	€ 71.8 bn
31.12.2020	€ 43.0 bn

Net Stable Funding Ratio (NSFR)³
30.6.2021	>120%

1 Methodology has changed, please refer to chapter “Stressed net liquidity position”.
2The Common Equity Tier 1 capital and related ratios for December 31, 2020 have been updated to reflect a dividend payment of zero.
3The NSFR has been newly introduced as a minimum ratio by the CRR amendments effective June 28, 2021; therefore no comparative is shown.
32
Deutsche Bank	Risk information
Interim Report as of June 30, 2021

Risk-weighted assets
Risk-weighted assets by risk type and business division
	Jun 30, 2021
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total
Credit risk	55,133	89,129	69,361	11,023	6,798	18,575	250,018
Settlement risk	0	0	0	0	1	14	15
Credit valuation adjustment (CVA)	92	4,176	184	173	1,334	73	6,031
Market risk	299	19,222	54	32	1,187	1,270	22,065
Operational risk	6,055	25,952	8,463	3,434	22,913	0	66,816
Total	61,578	138,479	78,061	14,662	32,233	19,932	344,945

	Dec 31, 2020¹
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total
Credit risk	50,785	70,761	68,353	6,224	7,215	19,372	222,708
Settlement risk	0	0	0	0	1	54	56
Credit valuation adjustment (CVA)	75	6,302	92	198	1,599	125	8,392
Market risk	385	24,323	548	31	1,470	2,139	28,897
Operational risk	6,029	27,115	8,081	3,544	24,130	0	68,899
Total	57,273	128,502	77,074	9,997	34,415	21,690	328,951

1The divisional split for December 31, 2020 has been updated from the previous disclosures to reflect the current divisional structure.
Our RWA were € 345.0 billion as of June 30, 2021, compared to € 329.0 billion at the end of 2020. The increase of € 16.0 billion was primarily driven by credit risk RWA, which was partially offset by market risk and CVA RWA as well as operational risk RWA. The increase in credit risk RWA by € 27.3 billion was primarily driven by RWA inflation from the European Central Bank’s Targeted Review of Internal Models (TRIM) which led to model refinements for large corporates, banks/financial institutions, and leveraged lending amounting to € 15.4 billion, and the CRR amendments applicable as of June 28, 2021 amounting to € 6.3 billion as well as business growth within our core businesses. Additionally, our credit risk RWA increased by € 2.5 billion due to foreign-exchange movements. This was partially offset by RWA decreases within our Capital Release Unit and Corporate & Other. Market risk RWA decreased by € 6.8 billion and was primarily driven by the VaR component due to the phase-out of the COVID-19 volatility and movements in the incremental risk charge. These decreases were partially offset by an increase in SVaR driven by the COVID-19 scenario and an increase in the market risk standardized approach (covering securitizations, longevity and certain collective investment undertakings (CIUs)). The phase-out of the COVID-19 volatility also brought a benefit to our CVA RWA which reduced by € 2.4 billion over the last six months. The operational risk RWA reduction of € 2.1 billion was mainly driven by a more favorable development of our internal loss profile feeding into our capital model, partially offset by updates of external losses and scenarios.
33
Deutsche Bank	Risk information
Interim Report as of June 30, 2021

CET 1 capital reconciliation to shareholders equity
in € m.	Jun 30, 2021	Dec 31, 2020
Total shareholders’ equity per accounting balance sheet (IASB IFRS)	56,748	54,774
Difference between equity per IASB IFRS / EU IFRS[3]	(178)	12
Total shareholders’ equity per accounting balance sheet (EU IFRS)	56,569	54,786
Deconsolidation/Consolidation of entities	265	265
Of which:
Additional paid-in capital	0	0
Retained earnings	265	265
Accumulated other comprehensive income (loss), net of tax	0	0
Total shareholders’ equity per regulatory balance sheet	56,834	55,050
Minority Interests (amount allowed in consolidated CET 1)	890	805
Accrual for dividend and AT1 coupons1	(646)	(242)
Reversal of deconsolidation/consolidation of the position accumulated other comprehensive income (loss), net of tax, during transitional period	0	0
Common Equity Tier 1 (CET 1) capital before regulatory adjustments	57,078	55,613
Prudential filters	(1,799)	(1,542)
Of which:
Additional value adjustments	(1,720)	(1,430)
Any increase in equity that results from securitized assets	(0)	(1)
Fair value reserves related to gains or losses on cash flow hedges and gains or losses on liabilities designated at fair value resulting from changes in own credit standing	(79)	(111)
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 467 and 468 CRR	0	0
Regulatory adjustments	(9,803)	(9,186)
Of which:
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(4,714)	(4,635)
Deferred tax assets that rely on future profitability	(1,527)	(1,428)
Negative amounts resulting from the calculation of expected loss amounts	(490)	(99)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	(884)	(772)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	0	0
Securitization positions not included in risk-weighted assets	0	0
Other²	(2,188)	(2,252)
Common Equity Tier 1 capital	45,476	44,885

1Interim profits are recognized subject to approval as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4).
2Includes € 0.4 billion capital deduction effective from April 2019 and € 0.3 billion effective from October 2016 based on regular ECB review, € 1.0 billion capital deduction based on ECB guidance on irrevocable payment commitments related to the Single Resolution Fund and the Deposit Guarantee Scheme effective from January 2018 onwards and € 0.5 billion of capital deduction based on prudential provisioning of non-performing exposures (of which € 544 million is through ECB’s supervisory recommendation and € 2 million as per Article 36 (1) (m) and Article 47(c) of the CRR). Effective 30 June 2021, there is a further capital deduction of € 18 million resulting from minimum value commitment as per Article 36 (1)(n) of the CRR. IFRS 9 transitional provision as per Article 473a of the CRR resulted in CET 1 increase of € 29 million as of June 30, 2021.
3Differences in “equity per balance sheet” result entirely from deviations in profit (loss) after taxes due to the application of EU carve-out rules as set forth in the chapter "Basis of preparation/impact of changes in accounting principles".
As of June 30, 2021, our CET 1 capital ratio decreased to 13.2 % compared to 13.6 % as of December 31, 2020. The decrease is due to above-mentioned increase in RWA, partly offset by € 0.6 billion increase in our CET 1 capital compared to year end 2020. The increase of € 0.6 billion in CET 1 capital was mainly the result of our positive net profit of € 1.8 billion for the first half of 2021 which was partially offset by our common share dividend and AT1 coupon deduction of € 0.6 billion which is in line with the ECB Decision (EU) (2015/656) on the recognition of interim or year-end profits in CET 1 capital in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4). Additional increase was the result of positive effects from Currency Translation Adjustments of € 0.5 billion net of foreign exchange counter-effects of capital deduction items of € 0.2 billion. Furthermore these positive impacts were partly offset by negative effects from increased regulatory adjustments from prudential filters of € 0.3 billion (mainly additional value adjustments due to re-introduction of pre-crisis methodology), increased capital deduction from negative amounts resulting from the calculation of expected loss amounts of € 0.4 billion and equity compensation of € 0.2 billion.
34
Deutsche Bank	Risk information
Interim Report as of June 30, 2021

Economic capital adequacy ratio and total economic capital
The economic capital adequacy ratio was 184 % as of June 30, 2021, compared to 179 % as of December 31, 2020. The increase was due to lower capital demand, which was partially offset by lower capital supply.
The total economic capital demand amounted to € 26.9 billion as of June 30, 2021, compared to € 28.6 billion as of December 31, 2020. The decrease of € 1.6 billion was driven by reductions in the economic capital demand for business risk, market risk and operational risk, which was partially offset by a lower inter-risk diversification benefit. The economic capital demand for business risk decreased by € 1.3 billion mainly due to a lower strategic risk component reflecting an improved earnings outlook for the next twelve months. The economic capital demand for market risk decreased by € 0.5 billion primarily due to reduced interest rate risk exposure in Treasury partially offset by higher inventory in the Investment Bank. The economic capital demand for operational risk reduced by € 0.2 billion mainly driven by a slightly lighter loss profile partially offset by an unfavorable development of external losses. The inter-risk diversification benefit reduced by € 0.3 billion reflecting aforementioned reductions in the underlying risk type profile. The economic capital demand for credit risk remained stable over the first half of the year.
The total economic capital supply amounted to € 49.6 billion as of June 30, 2021, compared to € 51.1 billion as of December 31, 2020. The decrease of € 1.5 billion was driven by the decision to gradually de-recognize additional tier 1 equity instruments from economic capital supply by € 2.3 billion and the increase in capital deductions of € 1.0 billion from higher expected loss shortfall, prudential filters (mainly additional value adjustment), deferred tax assets and intangible assets. These negative effects were partly offset by our net income of € 1.8 billion. In the second quarter of 2021, the yearly AT1 coupon was paid out which was offset by corresponding accruals.
Leverage ratio and leverage exposure
As of June 30, 2021, our fully loaded leverage ratio was 4.8 % compared to 4.7 % as of December 31, 2020. This takes into account a fully loaded Tier 1 capital of € 52.5 billion over an applicable exposure measure of € 1,100 billion as of June 30, 2021 (€ 50.6 billion and € 1,078 billion as of December 31, 2020, respectively).
In the first half of 2021, our leverage exposure increased by € 22 billion to € 1,100 billion, largely driven by off-balance sheet leverage exposures which increased by € 10 billion corresponding to higher notional amounts for irrevocable lending commitments and the impact of the CRR amendments effective June 28, 2021. In addition, the leverage exposure related to derivatives increased by € 5 billion (excluding deductions of receivables assets for cash variation margin provided in derivatives transactions), mainly as a result of the CRR amendments. Furthermore, SFT-related items (securities purchased under resale agreements, securities borrowed and receivables from prime brokerage) increased by € 6 billion, in line with the development on the balance sheet. The leverage exposure for the remaining asset items slightly increased by € 2 billion, reflecting the development of our balance sheet (for additional information please refer to section “Movements in assets and liabilities” in this report) and certain impacts from the CRR amendments: Cash and central bank/interbank balances increased by € 9 billion, the loan growth on the balance sheet was partly offset by impacts from the CRR amendments resulting in an increase by € 5 billion and non-derivative trading assets increased by € 5 billion. Pending settlements increased by € 4 billion on a net basis - despite being € 36 billion higher on a gross basis from seasonally low year-end levels. Financial assets at fair value through OCI decreased by € 19 billion.
The increase in leverage exposure in the first half of 2021 included a foreign exchange impact of € 15 billion, mainly due to the strengthening of the U.S. Dollar versus the Euro. The effects from foreign exchange rate movements are embedded in the movement of the leverage exposure items discussed in this section.
As of June 30, 2021, our leverage ratio according to transitional provisions was 4.9% (4.8 % as of December 31, 2020), calculated as Tier 1 capital according to transitional rules of € 53.6 billion over an applicable exposure measure of € 1,100 billion (€ 51.7 billion and € 1,078 billion as of December 31, 2020, respectively).
We exclude certain central bank exposures in the amount of € 108 billion as of June, 30, 2021, based on Article 429a (1) (n) CRR and the ECB Decision 2021/1074. As we make use of this exemption, Article 429a (7) CRR specifies that the applicable minimum leverage ratio must be increased to 3.2%. Note that until the first quarter of 2021 a similar exemption applied based on Article 500b CRR. Not applying the temporary exclusion of certain central bank exposures our leverage exposure was € 1,209 billion as of June 30, 2021, corresponding to a leverage ratio of 4.3 % on a fully loaded basis and 4.4 % on a phase-in basis.
35
Deutsche Bank	Risk information
Interim Report as of June 30, 2021

Total loss absorbing capacity and minimum requirement for own funds and eligible liabilities
TLAC and MREL
in € m. (unless stated otherwise)	Jun 30, 2021	Dec 31, 2020
Regulatory capital elements of TLAC/MREL
Common Equity Tier 1 capital (CET 1)	45,476	44,885
Additional Tier 1 (AT1) capital instruments eligible under TLAC/MREL	8,118	6,848
Tier 2 (T2) capital instruments eligible under TLAC/MREL
Tier 2 (T2) capital instruments before TLAC/MREL adjustments	7,534	6,944
Tier 2 (T2) capital instruments adjustments for TLAC/MREL	830	518
Tier 2 (T2) capital instruments eligible under TLAC/MREL	8,364	7,462
Total regulatory capital elements of TLAC/MREL	61,958	59,195

Other elements of TLAC/MREL
Senior non-preferred plain vanilla	46,186	46,048
Holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	0	–
Total Loss Absorbing Capacity (TLAC)	108,144	105,243
Add back of holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	0	0
Available Own Funds and subordinated Eligible Liabilities (subordinated MREL)	108,144	105,243
Senior preferred plain vanilla	5,065	3,658
Available Minimum Own Funds and Eligible Liabilities (MREL)	113,209	108,901

Risk Weighted Assets (RWA)	344,945	328,951
Leverage Ratio Exposure (LRE)	1,100,461	1,078,277
Total liabilities and own funds after prudential netting (TLOF)	1,069,315	1,018,744

TLAC ratio
TLAC ratio (as percentage of RWA)	31.35	31.99
TLAC requirement (as percentage of RWA)	20.52	20.52
TLAC ratio (as percentage of Leverage Exposure)	9.83	9.76
TLAC requirement (as percentage of Leverage Exposure)	6.00	6.00
TLAC surplus over RWA requirement	37,349	37,747
TLAC surplus over LRE requirement	42,116	40,547

MREL subordination
MREL subordination ratio (as percentage of TLOF)	10.11	10.33
MREL subordination requirement (as percentage of TLOF)	6.11	6.11
Surplus over MREL subordination requirement	42,809	42,999

MREL ratio
MREL ratio (as percentage of TLOF)	10.59	10.69
MREL requirement (as percentage of TLOF)	8.58	8.58
MREL surplus over requirement	21,462	21,494

TLAC
As of June 30, 2021, total loss absorbing capacity (TLAC) was € 108.1 billion and the corresponding TLAC ratios were 31.4% (RWA based) and 9.83% (Leverage exposure based), compared to € 105.2 billion TLAC and corresponding TLAC ratios of 32.0% (RWA based) and 9.76% (Leverage exposure based) as of December 31, 2020. This means that we have a comfortable buffer of € 37.3 billion over our total loss absorbing capacity minimum requirement.
MREL
As of June 30, 2021, total liabilities and own funds (TLOF) were € 1,069.3 billion and available MREL were € 113.2 billion, corresponding to a ratio of 10.59%, compared to € 1,018.7 billion TLOF and € 108.9 billion MREL and a ratio of 10.69 % as of December 31, 2020. This means that Deutsche Bank has a comfortable buffer of € 21.5 billion above our MREL.
36
Deutsche Bank	Risk information
Interim Report as of June 30, 2021

Liquidity coverage ratio
The Group’s Liquidity Coverage Ratio (LCR) was 143 % as of June 30, 2021, or € 67 billion of excess over the regulatory minimum of 100%. This compares to 145%, or € 66 billion of excess liquidity at December 31, 2020. The increase in surplus was primarily driven by additional participation in the ECB’s TLTRO as well as an increases in deposits, broadly offset by an increase in lending activity in Germany, higher outflows for commitments and increased net derivatives outflows.
Stressed net liquidity position
The Group's internal eight week stressed Net Liquidity Position (sNLP) increased € 28.8 billion, from € 43.0 billion as of December 31, 2020 to € 71.8 billion as of June 30, 2021. The predominant driver of the increase was a change in presentation of available excess liquidity maintained at branches and subsidiaries within the Group where limited liquidity transfer restrictions exist. Previously, excess balances were not shown in the Group’s net sNLP metric, but are now being reflected. The impact of this presentational change was € 18.6 billion. The remaining increase of € 10.2 billion was primarily driven by additional TLTRO participation, increased deposits and a reduction in modelled outflows.
Net Stable Funding Ratio
The Net Stable Funding Ratio (NSFR) requires banks to maintain a stable funding profile in relation to their on- and off-balance sheet activities. The ratio is defined as the amount of Available Stable Funding (the portion of capital and liabilities expected to be a stable source of funding), relative to the amount of Required Stable Funding (a function of the liquidity characteristics of various assets held). The NSFR as of June 2021, was greater than 120% or a surplus over requirements in excess of € 100 billion.
IFRS 9 Impairment Approach
During the first half of 2021, the Group continued to apply the same IFRS 9 Impairment Approach as outlined in Deutsche Bank’s Annual Report 2020. The Group continues to reassess its need for management overlays in response to the COVID‑19 pandemic; the Bank also continues to closely monitor performance of the underlying models which has led to developing certain model enhancements that were implemented in the second quarter of 2021.
IFRS 9 - Application of forward-looking information
During 2020, in management’s opinion, the most representative approach for estimating Expected Credit Losses (ECLs) during the COVID-19 pandemic was to reduce the weight of short-term forecasts and derive adjusted model inputs based on longer term averages. For this reason, the Group applied an overlay to its standard IFRS 9 model in 2020. The overlay was based on averaging forecasts for GDP and unemployment rates over the next three years in the ECL estimation, which was the basis for the bank’s year end 2020 Credit Loss Allowance.
In early 2021, management determined that this approach was no longer required because forecasts of macroeconomic variables (MEV’s) regained their relevance. As a result, the Group did not apply the above overlay post year end 2020 and returned to its standard IFRS 9 approach during the first half of 2021, but closely continues to monitor the development of MEV’s
In addition to returning to the standard IFRS 9 approach in 2021, Deutsche Bank also implemented two model refinements in the second quarter of 2021. One was to apply a more granular approach to its portfolio segmentation to better reflect the key risk drivers in material portfolios. The second refinement relates to indicators that trigger a Stage 2 transition, which will result in an earlier migration to Stage 2. Both refinements to the ECL model resulted in a change in estimate and an increase in the credit loss allowance in the amount of € 91 million.
37
Deutsche Bank	Risk information
Interim Report as of June 30, 2021

The tables below contain the MEV’s included in the application of forward looking information in our ECL model as of June 30, 2021 (which includes the more granular approach) and for the year ended December 31, 2020 (which applied the three year averaging).
IFRS 9 – Forward looking information applied
	as of June 2021¹
	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)
Commodity - Gold	1799.20	1734.10
Commodity - WTI	61.60	62.60
Credit - CDX Emerging Markets	163.30	194.70
Credit - CDX High Yield	240.50	254.80
Credit - CDX IG	48.30	50.80
Credit - High Yield Index	3.30	3.60
Credit - ITX Europe 125	49.70	56.80
Equity - MSCI Asia	1911	2022
Equity - Nikkei	29288	30549
Equity - S&P500	4123	4387
GDP - Developing Asia	8.84%	5.45%
GDP - Emerging Markets	7.36%	4.91%
GDP - Eurozone	4.83%	4.29%
GDP - Germany	6.04%	3.00%
GDP - Italy	6.91%	3.36%
GDP - USA	8.32%	3.38%
House Prices - Commercial Real Estate Index	307.50	332.40
Unemployment - Eurozone	8.18%	7.91%
Unemployment - Germany	4.44%	4.15%
Unemployment - Italy	10.24%	9.85%
Unemployment - Japan	2.87%	2.73%
Unemployment - Spain	15.96%	15.04%
Unemployment - USA	5.09%	4.07%

1Year 1 equals Q2 2021 to Q1 2022 and Year 2 equals Q2 2022 to Q1 2023.
as of December 2020[1,2]
	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)	Year 3 (4 quarter avg)
Credit - ITX Europe 125	52.81	−	−
FX - EUR/USD	1.20	−	−
GDP - Eurozone	1.38%	4.37%	2.32%
GDP - Germany	1.54%	4.01%	2.08%
GDP - Italy	1.92%	3.80%	1.93%
GDP - USA	2.80%	3.35%	2.29%
Rate - U.S. Treasury 2y	0.17%	−	–
Unemployment - Eurozone	8.86%	8.35%	7.94%
Unemployment - Germany	4.30%	3.95%	3.72%
Unemployment - Italy	10.65%	10.38%	9.85%
Unemployment - Spain	17.89%	16.32%	15.49%
Unemployment - USA	6.40%	5.19%	4.46%

1Rates, FX and credit spreads as per 7 December 2020release; GDP, unemployment forecasts updated per 16 December 2020.
2Year 1 equals Q4 2020 to Q3 2021, Year 2 equals Q4 2021 to Q3 2022 and Year 3 equals Q4 2022 to Q3 2023.
As of June 30, 2021, the Group recorded an overlay to address the remaining uncertainty for loans and advances subject to moratoria in Spain and Italy and the borrowers’ capacity to repay their financial obligations once the moratoria ends at the end of 2021.
In addition, the Group introduced an additional overlay to address significant movements in certain MEV’s year on year (in particular GDP’s), which were identified as being outside the calibrated range. As the model was not calibrated to deal with such extreme movements, there was a risk that the model might be under estimating the amount of expected credit losses required at the reporting date. Therefore an additional management overlay was introduced to reverse a portion of the FLI release being driven by the movements in certain MEV’s.
Taking into account the above mentioned overlays, the Group reported a provision for credit losses of € 75 million in the second quarter of 2021 (€ 69 million in the first quarter of 2021), which is a significant reduction to the € 761 million recorded in the second quarter of 2020 (€ 506 million in the first quarter of 2020). The changes to the previous quarter mainly result from: € 5 million of increases from the inclusion of Forward Looking Information based on the latest improved consensus forecast including the effects of the management overlays discussed above as well as improved input parameters into the ECL calculation. The credit loss provision for the quarter includes a charge of € 111 million for defaulted clients, mainly in the Private Bank and Investment Bank.
38
Deutsche Bank	Risk information
Interim Report as of June 30, 2021

Model sensitivity
In order to illustrate the sensitivity of our model with respect to future changes in MEVs, we have calculated the ECL impact for Stages 1 and 2 in a Downward and Upward shift across all scenarios used in the ECL calculation. Both shifts are applied in addition to the baseline ECL as of June 30, 2021, by specifying Downward and Upward MEV values that are all either one standard deviation above or below the baseline forecasts (e.g. shifting forecasted GDP rates by 2 percentage points on average).
The ECL for Stage 3 is not affected and not reflected in the sensitivity analysis as its modelling is independent of the macroeconomic scenarios. The downward shift resulted in an ECL increase of € 382 million (December 31, 2020: € 500 million) whereas the Upward shift reduced ECL by € 189 million (December 31, 2020: € 258 million). The sensitivity analysis does not consider any changes we might have made to our management overlays as a result of using different MEVs.
Measures in context of COVID-19 pandemic
Focus industries in light of COVID-19 pandemic
The recovery of the global economy has accelerated along with progress of COVID-19-vaccination in the first half of 2021 in key economies, which is expected to continue supporting corporate earnings. However, there continues to be a significant dispersion in the recovery between sectors with certain industries seeing more persistent impacts from the COVID-19 pandemic. As oil and gas prices have increased above pre-COVID-19 levels, this sector has been removed as a focus industry.
Key focus sectors accounted for approximately 8 % of the loan book and approximately 49 % of Stage 3 group credit loss provisions in the first half of 2021. For further details on Deutsche Bank’s “Focus Industries in light of COVID-19 Pandemic” please refer to Deutsche Bank’s Annual Report 2020:
–Commercial real estate (CRE) (€ 28 billion loan exposure as of June 30, 2021, versus € 27 billion as of December 31, 2020): CRE exposure accounts for 6 % of the loan book and comprises CRE Group (€ 18 billion), APAC CRE exposures in the Investment Bank (€ 4 billion) and non-recourse CRE business in the Corporate Bank (€ 6 billion). The risk profile of the portfolio remained largely stable in the second quarter 2021 with a limited number of new loan modifications and no new debt service deferrals. Moderate loan-to-value ratios (LTVs) averaging approximately 60% provide a substantial buffer to absorb declines in collateral values.
–Retail (excluding food/staples) (€ 4 billion loan exposure as of June 30, 2021, versus € 4 billion as of December 31, 2020): The sector is expected to benefit from accelerated vaccination rates and surge in consumer spending. However, the pandemic has added to the structural challenges that the sector is facing from digitalization, and is maintaining pressure on weaker players in the industry. Portfolio risks are mitigated by a focus on strong global brands with approximately two third of net credit limits relating to investment grade rated clients.
–Aviation (€ 3 billion loan exposure as of June 30, 2021, versus € 3 billion as of December 31, 2020): Whilst first signs of a sector recovery have been seen, traffic volumes remained materially below 2019 levels. A return to pre-COVID-19 passenger volumes is not expected for several years. The portfolio benefits from a significant share of secured aircraft financing which is biased towards newer/ liquid aircraft. The unsecured portfolio is focused on developed market flag carriers, many of which benefit from robust government support packages.
–Leisure (€ 2 billion loan exposure as of June 30, 2021, versus € 2 billion as of December 31, 2020): The industry has been hit by a very sharp decline in both business and private travel during lockdowns. Volumes are unlikely to recover to pre-crisis levels in the near-term. Our portfolio is biased towards industry leaders in the hotels and casinos segment, mostly domiciled in the U.S. market.
Legislative and non-legislative moratoria and public guarantee schemes in light of COVID-19 pandemic
In 2020, the European Banking Association (EBA) issued a “Statement on the application of the prudential framework regarding Default, Forbearance and IFRS 9 in light of COVID-19 measures”, along with guidance on legislative and non-legislative moratoria. For additional details on the Statement and guidelines issued by EBA, see Deutsche Bank’s “IFRS 9 – Application of EBA guidance regarding Default, Forbearance and legislative and non-legislative moratoria and public guarantee schemes in light of COVID-19 Pandemic” in Deutsche Bank’s Annual Report 2020:
The following table provides an overview of active and expired loans and advances subject to EBA-compliant moratoria, loans and advances subject to COVID-19 related forbearance measures and newly originated loans and advances subject to a public guarantee scheme in the context of the COVID-19 pandemic as of June 30, 2021 and December 31, 2020.
39
Deutsche Bank	Risk information
Interim Report as of June 30, 2021

Overview of active and expired moratoria and guarantee schemes in light of COVID-19 pandemic
	Jun 30, 2021			Dez 31, 2020
in € m.	Loans and advances subject to EBA-compliant moratoria	Loans and advances subject to COVID-19-related forbearance measures	Newly originated loans and advances subject to public guarantee schemes in the context of the COVID-19 pandemic[1]	Loans and advances subject to EBA-compliant moratoria	Other loans and advances subject to COVID-19-related forbearance measures	Newly originated loans and advances subject to public guarantee schemes in the context of the COVID-19 pandemic
Corporate Bank	566	2,886	2,672	610	2,956	2,362
Investment Bank	105	4,266	60	107	4,353	60
Private Bank	7,045	854	1,448	7,499	1,114	1,124
Capital Release Unit	404	3	0	432	0	0
Total	8,120	8,009	4,180	8,649	8,424	3,546

1Excluding € 0.3 billion as of June 30, 2021 and € 0.3 billion as of December 31, 2020 which qualify for derecognition as these loans meet the pass-through criteria for financial instruments under IFRS 9.
Breakdown of COVID-19 related measures by stages
	Jun 30, 2021
	Legislative and non-legislative Moratoria		COVID-19 related forbearance measures		Public guarantee schemes
in € m.	Gross Carrying Amount	Expected Credit Losses	Gross Carrying Amount	Expected Credit Losses	Gross Carrying Amount	Expected Credit Losses
Stage 1	5,526	(15)	3,281	(6)	3,491	(3)
Stage 2	2,149	(56)	3,715	(52)	603	(7)
Stage 3	445	(117)	1,013	(111)	85	(10)
Total	8,120	(188)	8,009	(169)	4,180	(20)

	Dec 31, 2020
	Legislative and non-legislative Moratoria		COVID-19 related forbearance measures		Public guarantee schemes
in € m.	Gross Carrying Amount	Expected Credit Losses	Gross Carrying Amount	Expected Credit Losses	Gross Carrying Amount	Expected Credit Losses
Stage 1	6,464	(23)	5,746	(18)	3,135	(3)
Stage 2	1,872	(63)	1,994	(54)	360	(4)
Stage 3	313	(69)	684	(80)	51	(4)
Total	8,649	(155)	8,424	(152)	3,546	(11)

COVID-19 related forbearance measures: As of June 30, 2021, COVID-19 forbearance measures have been granted to € 8.0 billion outstanding loans and advances; reflecting a broad range of relief from modifications of contract conditions including covenants in the respective loan contract, extension of grace periods to payment deferrals.  As of June 30, 2021, over 85% of clients are still performing and the Bank continues to remain at a stable ECL level. Over half of the forbearance measures consisted of contract modifications unrelated to payment deferrals. All forborne loans and advances are required to be classified as forborne until a 24-months’ probation period has been reached.
EBA-compliant moratoria: The moratorium for SMEs and Corporates in Italy was originally scheduled to end on September 30, 2020, but has been further extended until December 2021. Also, the Spanish government extended the legislative Spanish moratoria for SMEs and Corporates up and to 2021.
Non-legislative moratoria: A new non-legislative moratorium was launched in Italy to support consumer finance clients from January 2021 until the end of March 2021.
During the first half of 2021, the number of clients and volumes under moratoria has significantly reduced due to repayments, from peak levels in the second quarter 2020. As of June 30, 2021, only € 0.7 billion of moratoria are still active. All others have expired already. More than 94 % of these clients who took advantage of moratoria have now resumed payments. The transition is actively managed whereby we contact each private client in order to ensure the clients are aware and able to resume payments before leaving moratoria.
Newly originated loans and advances subject to a public guarantee scheme: The Group has originated approximately € 4.5 billion of loans under the public guarantee scheme until June 2021 and in most cases the terms of the new originated loans and advances are between two and five years. Approximately € 2.4 billion of loans were granted in Germany via programs sponsored by KfW, of which, € 0.3 billion were derecognized as the terms of the loan and guarantee met the criteria for derecognition under IFRS 9, and € 1.5 billion were originated in Spain and € 0.6 billion in Luxembourg. As of June 30, 2021, 98.7 % of the loans that were granted public guarantees continue to make regular repayments.
40
Deutsche Bank	Risk information
Interim Report as of June 30, 2021

Asset quality
This section describes the quality of debt instruments subject to impairment, which under IFRS 9 consist of debt instruments measured at amortized cost (AC), financial instruments at fair value through other comprehensive income (FVOCI) as well as off balance sheet lending commitments such as loan commitments and financial guarantees (hereafter collectively referred to as ‘Financial Assets’).
The following table provides an overview of the exposure amount and allowance for credit losses by financial asset class broken down into stages as per IFRS 9 requirements.
Overview of financial assets subject to impairment
	Jun 30, 2021					Dec 31, 2020
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Amortized cost¹
Gross carrying amount	685,750	42,211	10,661	1,439	740,061	651,637	35,372	10,655	1,729	699,393
of which: Loans	392,469	41,057	10,118	1,423	445,066	385,422	34,537	10,138	1,710	431,807
Allowance for credit losses²	448	634	3,638	166	4,886	544	648	3,614	139	4,946
of which: Loans	432	632	3,530	160	4,754	522	647	3,506	133	4,808

Fair value through OCI
Fair value	36,794	282	110	0	37,186	55,566	163	105	0	55,834
Allowance for credit losses	15	9	7	0	30	12	6	2	0	20

Off-balance sheet
Notional amount	265,165	14,272	2,164	18	281,619	251,545	8,723	2,587	1	262,856
Allowance for credit losses³	100	101	199	0	400	144	74	200	0	419

1Financial assets at amortized cost consist of: Loans at amortized cost, Cash and central bank balances, Interbank balances (w/o central banks), Central bank funds sold and securities purchased under resale agreements, Securities borrowed and certain subcategories of Other assets.
2Allowance for credit losses do not include allowance for country risk amounting to € 4 million as of June 30, 2021 and € 5 million as of December 31, 2020.
3Allowance for credit losses do not include allowance for country risk amounting to € 5 million as of June 30, 2021 and € 4 million as of December 31, 2020.
41
Deutsche Bank	Additional information
Interim Report as of June 30, 2021

Additional information

Management and Supervisory Board
Management Board
As of May 1, 2021, the following changes were made to the Management Board:
  – Rebecca Short became a new member of the Management Board. She is now our Chief Transformation Officer and has taken over this role from Fabrizio Campelli. She is also responsible for the Capital Release Unit.
  – Fabrizio Campelli took over responsibility for the Investment Bank and the Corporate Bank from Christian Sewing.
  – Christian Sewing took over responsibility for Human Resources from Fabrizio Campelli.
  – Frank Kuhnke left Deutsche Bank on April 30, 2021. His responsibilities as Chief Operating Officer have been assumed by other members of the Management Board.
Supervisory Board
The Annual General Meeting on May 27, 2021 elected Frank Witter as a member of the Supervisory Board of Deutsche Bank AG. Gerd Alexander Schütz left the Supervisory Board at the end of the Annual General Meeting.
42
Deutsche Bank	Consolidated statement of income
Interim Report as of June 30, 2021

Consolidated statement of income

Income statement
	Three months ended		Six months ended
in € m.	Jun 30, 2021	Jun 30, 2020	Jun 30, 2021	Jun 30, 2020
Interest and similar income[1]	3,994	4,527	8,269	10,018
Interest expense	1,342	1,431	2,820	3,661
Net interest income	2,652	3,096	5,448	6,357
Provision for credit losses	75	761	144	1,267
Net interest income after provision for credit losses	2,577	2,334	5,304	5,090
Commissions and fee income	2,574	2,227	5,313	4,666
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	983	708	2,584	939
Net gains (losses) on derecognition of financial assets measured at amortized cost	0	171	0	232
Net gains (losses) on financial assets at fair value through other comprehensive income	22	62	130	187
Net income (loss) from equity method investments	40	45	64	60
Other income (loss)	(27)	33	252	120
Total noninterest income	3,591	3,246	8,343	6,203
Compensation and benefits	2,551	2,645	5,183	5,334
General and administrative expenses	2,361	2,599	5,287	5,474
Impairment of goodwill and other intangible assets	0	0	0	0
Restructuring activities	86	123	102	197
Total noninterest expenses	4,998	5,367	10,572	11,006
Profit (loss) before tax	1,170	213	3,075	287
Income tax expense (benefit)	333	129	995	207
Profit (loss)	837	84	2,081	80
Profit (loss) attributable to noncontrolling interests	33	32	69	56
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	804	51	2,012	24

1 Interest and similar income include € 3.2 billion for the three months ended June 30, 2021 and € 3.6 billion for the three months ended June 30, 2020 and € 6.6 billion for the six months ended June 30, 2021 and € 7.7 billion for the six months ended June 30, 2020, were calculated based on the effective interest method.
Earnings per common share
	Three months ended		Six months ended
	Jun 30, 2021	Jun 30, 2020	Jun 30, 2021	Jun 30, 2020
Earnings per common share:[1,2]
Basic	€ 0.21	€ (0.14)	€ 0.79	€ (0.15)
Diluted	€ 0.21	€ (0.14)	€ 0.77	€ (0.15)
Number of shares in million:
Denominator for basic earnings per share – weighted-average shares outstanding	2,096.4	2,111.0	2,096.3	2,112.9
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	2,141.8	2,111.0	2,137.9	2,112.9

1 Earnings were adjusted by € 363 million and € 349 million before tax for the coupons paid on Additional Tier 1 Notes in April 2021 and April 2020, respectively. The coupons paid on Additional Tier 1 Notes are not attributable to Deutsche Bank shareholders and therefore need to be deducted in the calculation in accordance with IAS 33. This adjustment created a net loss situation for Earnings per Common Share for the three and six months ended June 30, 2020.
2 Due to the net loss situation for the three and six months ended June 30, 2020 potentially dilutive shares are generally not considered for the EPS calculation, because to do so would decrease the net loss per share. Under a net income situation however, the number of adjusted weighted average shares after assumed conversion would have been increased by € 68.4 million shares and € 73.7 million shares for the three and six months ended June 30, 2020, respectively.
43
Deutsche Bank	Consolidated statement of income
Interim Report as of June 30, 2021

Consolidated statement of comprehensive income
	Three months ended		Six months ended
in € m.	Jun 30, 2021	Jun 30, 2020	Jun 30, 2021	Jun 30, 2020
Profit (loss) recognized in the income statement	837	84	2,081	80
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	287	(207)	499	159
Net fair value gains (losses) attributable to credit risk related to financial liabilities designated as at fair value through profit or loss, before tax	(17)	93	(12)	124
Total of income tax related to items that will not be reclassified to profit or loss	(38)	186	(138)	(86)
Items that are or may be reclassified to profit or loss
Financial assets at fair value through other comprehensive income
Unrealized net gains (losses) arising during the period, before tax	(74)	217	(325)	391
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(22)	(62)	(130)	(187)
Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	(4)	(14)	23	(17)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(13)	(1)	(20)	(1)
Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	0	0	0	0
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	0	0	0
Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	(205)	(436)	465	(449)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(10)	0	(12)	0
Equity Method Investments
Net gains (losses) arising during the period	(6)	1	(6)	1
Total of income tax related to items that are or may be reclassified to profit or loss	53	(47)	178	(106)
Other comprehensive income (loss), net of tax	(49)	(269)	521	(171)
Total comprehensive income (loss), net of tax	788	(186)	2,602	(92)
Attributable to:
Noncontrolling interests	27	13	96	47
Deutsche Bank shareholders and additional equity components	760	(198)	2,506	(138)

44
Deutsche Bank	Consolidated balance sheet
Interim Report as of June 30, 2021

Consolidated balance sheet

Assets
in € m.	Jun 30, 2021	Dec 31, 2020
Cash and central bank balances	198,268	166,208
Interbank balances (without central banks)	8,359	9,130
Central bank funds sold and securities purchased under resale agreements	8,519	8,533
Securities borrowed	33	0
Financial assets at fair value through profit or loss
Trading assets	112,120	107,929
Positive market values from derivative financial instruments	273,890	343,493
Non-trading financial assets mandatory at fair value through profit and loss	83,412	76,121
Financial assets designated at fair value through profit or loss	90	437
Total financial assets at fair value through profit or loss	469,511	527,980
Financial assets at fair value through other comprehensive income	37,186	55,834
Equity method investments	1,110	901
Loans at amortized cost	440,747	426,691
Property and equipment	5,378	5,549
Goodwill and other intangible assets	6,846	6,725
Other assets[1]	137,941	110,360
Assets for current tax	1,036	986
Deferred tax assets	5,800	6,063
Total assets	1,320,734	1,324,961

Liabilities and equity
in € m.	Jun 30, 2021	Dec 31, 2020
Deposits	581,490	567,745
Central bank funds purchased and securities sold under repurchase agreements	3,144	2,325
Securities loaned	1,123	1,697
Financial liabilities at fair value through profit or loss
Trading liabilities	56,121	44,316
Negative market values from derivative financial instruments	264,564	327,775
Financial liabilities designated at fair value through profit or loss	52,921	46,582
Investment contract liabilities	560	526
Total financial liabilities at fair value through profit or loss	374,167	419,199
Other short-term borrowings	3,428	3,553
Other liabilities[1]	137,847	114,208
Provisions	2,556	2,430
Liabilities for current tax	884	574
Deferred tax liabilities	507	561
Long-term debt	149,139	149,163
Trust preferred securities	1,044	1,321
Total liabilities	1,255,328	1,262,777
Common shares, no par value, nominal value of € 2.56	5,291	5,291
Additional paid-in capital	40,460	40,606
Retained earnings	12,004	10,002
Common shares in treasury, at cost	(28)	(7)
Accumulated other comprehensive income (loss), net of tax	(979)	(1,118)
Total shareholders’ equity	56,748	54,774
Additional equity components	7,068	5,824
Noncontrolling interests	1,591	1,587
Total equity	65,406	62,184
Total liabilities and equity	1,320,734	1,324,961

1 Includes non-current assets and disposal groups held for sale.
45
Deutsche Bank	Consolidated statement of changes in equity
Interim Report as of June 30, 2021

Consolidated statement of changes in equity
					Unrealized net gains (losses)
in € m.	Common shares (no par value)	Additional paid-in capital	Retained earnings	Common shares in treasury, at cost	On financial assets at fair value through other compre- hensive income, net of tax[2]	Attributable to change in own credit risk of financial liabilities designated as at fair value through profit and loss, net of tax[2]	On derivatives hedging variability of cash flows, net of tax[2]	On assets classified as held for sale, net of tax[2]	Foreign currency translation, net of tax[2]	Unrealized net gains (losses) from equity method investments	Accumula- ted other comprehen- sive income, net of tax[1]	Total shareholders’ equity	Additional equity components[3]	Noncontrolling interests	Total equity
Balance as of December 31, 2019	5,291	40,505	9,644	(4)	45	25	14	0	336	0	421	55,857	4,665	1,638	62,160
Total comprehensive income (loss), net of tax[1]	0	0	24	0	113	91	(13)	0	(460)	(1)	(270)	(246)	0	47	(199)
Gains (losses) attributable to equity instruments designated as at fair value through other comprehensive income, net of tax	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Gains (losses) upon early extinguishment attributable to change in own credit risk of financial liabilities designated as at fair value through profit and loss, net of tax	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Cash dividends paid	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Coupon on additional equity components, before tax	0	0	(349)[4]	0	0	0	0	0	0	0	0	(349)[4]	0	0	(349)
Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	107	0	0	0	0	0	0	0	0	107	0	(1)	107
Net change in share awards in the reporting period	0	(141)	0	0	0	0	0	0	0	0	0	(141)	0	(3)	(144)
Treasury shares distributed under share-based compensation plans	0	0	0	139	0	0	0	0	0	0	0	139	0	0	139
Tax benefits related to share-based compensation plans	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Option premiums and other effects from options on common shares	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Purchases of treasury shares	0	0	0	(255)	0	0	0	0	0	0	0	(255)	0	0	(255)
Sale of treasury shares	0	0	0	64	0	0	0	0	0	0	0	64	0	0	64
Net gains (losses) on treasury shares sold	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Other	0	120	0	0	0	0	0	0	0	0	0	120	1,161 [5]	(34)	1,248
Balance as of June 30, 2020	5,291	40,484	9,427	(56)	158	116	1	0	(123)	(1)	151	55,297	5,826	1,648	62,771

Balance as of December 31, 2020	5,291	40,606	10,002	(7)	278	7	7	0	(1,411)	(1)	(1,118)	54,774	5,824	1,587	62,184
Total comprehensive income (loss), net of tax[1]	0	0	2,012	0	(322)	(8)	1	0	475	(6)	139	2,151	0	94	2,245
Gains (losses) attributable to equity instruments designated as at fair value through other comprehensive income, net of tax	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Gains (losses) upon early extinguishment attributable to change in own credit risk of financial liabilities designated as at fair value through profit and loss, net of tax	0	0	(2)	0	0	0	0	0	0	0	0	(2)	0	0	(2)
Cash dividends paid	0	0	0	0	0	0	0	0	0	0	0	0	0	(79)	(79)
Coupon on additional equity components, before tax	0	0	(363)[4]	0	0	0	0	0	0	0	0	(363)[4]	0	0	(363)
Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	355	0	0	0	0	0	0	0	0	355	0	3	357
Net change in share awards in the reporting period	0	(218)	0	0	0	0	0	0	0	0	0	(218)	0	(2)	(219)
Treasury shares distributed under share-based compensation plans	0	0	0	248	0	0	0	0	0	0	0	248	0	0	248
Tax benefits related to share-based compensation plans	0	15	0	0	0	0	0	0	0	0	0	15	0	0	15
Option premiums and other effects from options on common shares	0	(50)	0	0	0	0	0	0	0	0	0	(50)	0	0	(50)
Purchases of treasury shares	0	0	0	(289)	0	0	0	0	0	0	0	(289)	0	0	(289)
Sale of treasury shares	0	0	0	20	0	0	0	0	0	0	0	20	0	0	20
Net gains (losses) on treasury shares sold	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Other	0	107	0	0	0	0	0	0	0	0	0	107	1,243 [5]	(11)	1,340
Balance as of June 30, 2021	5,291	40,460	12,004	(28)	(44)	(1)	8	0	(935)	(7)	(979)	56,748	7,068	1,591	65,406

1 Excluding remeasurement gains (losses) related to defined benefit plans, net of tax.
2 Excluding unrealized net gains (losses) from equity method investments.
3 Includes Additional Tier 1 Notes, which constitute unsecured and subordinated notes of Deutsche Bank and are classified as equity in accordance with IFRS.
4 Since 2019 tax impact is recognized in net income (loss) directly.
5 Includes net proceeds from issuance, purchase and sale of Additional Equity Components.
46
Deutsche Bank	Consolidated statement of cash flows
Interim Report as of June 30, 2021

Consolidated statement of cash flows

	Six months ended
in € m.	Jun 30, 2021	Jun 30, 2020
Profit (loss)	2,081	80
Cash flows from operating activities:
Adjustments to reconcile profit (loss) to net cash provided by (used in) operating activities:
Provision for credit losses	144	1,267
Restructuring activities	102	197
Gain on sale of financial assets at fair value through other comprehensive income, equity method investments and other	(160)	(411)
Deferred income taxes, net	326	(113)
Impairment, depreciation and other amortization, and accretion	1,598	952
Share of net income (loss) from equity method investments	(109)	(60)
Profit (loss) adjusted for noncash charges, credits and other items	3,982	1,912
Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with central banks and banks	1,599	(632)
Central bank funds sold, securities purchased under resale agreements, securities borrowed	(18)	7,374
Non-Trading financial assets mandatory at fair value through profit and loss	(5,821)	3,506
Financial assets designated at fair value through profit or loss	352	(377)
Loans at amortized cost	(12,908)	(7,511)
Other assets	(30,090)	(43,497)
Deposits	12,927	762
Financial liabilities designated at fair value through profit or loss and investment contract liabilities[1]	5,936	3,483
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	248	4,141
Other short-term borrowings	(126)	(1,229)
Other liabilities	24,841	40,054
Senior long-term debt[2]	(980)	17,332
Trading assets and liabilities, positive and negative market values from derivative financial instruments, net	14,096	(1,045)
Other, net	(332)	(59)
Net cash provided by (used in) operating activities	13,705	24,214
Cash flows from investing activities:
Proceeds from:
Sale of financial assets at fair value through other comprehensive income	35,066	21,931
Maturities of financial assets at fair value through other comprehensive income	11,862	19,190
Sale of debt securities held to collect at amortized cost	42	6,663
Maturities of debt securities held to collect at amortized cost	3,124	2,106
Sale of equity method investments	17	29
Sale of property and equipment	103	4
Purchase of:
Financial assets at fair value through other comprehensive income	(28,991)	(41,614)
Debt Securities held to collect at amortized cost	(3,089)	(2,098)
Equity method investments	(84)	(3)
Property and equipment	(249)	(181)
Net cash received in (paid for) business combinations/divestitures	0	2
Other, net	(503)	(436)
Net cash provided by (used in) investing activities	17,299	5,593
Cash flows from financing activities:
Issuances of subordinated long-term debt	1,070 [3]	22
Repayments and extinguishments of subordinated long-term debt	(25)[3]	(1,131)
Issuances of trust preferred securities	0 [4]	0
Repayments and extinguishments of trust preferred securities	(4)[4]	(711)
Principal portion of lease payments	(353)	(311)
Common shares issued	0	0
Purchases of treasury shares	(289)	(255)
Sale of treasury shares	20	52
Additional Equity Components (AT1) issued	1,250	1,153
Purchases of Additional Equity Components (AT1)	(2,446)	(731)
Sale of Additional Equity Components (AT1)	2,450	723
Coupon on additional equity components, pre tax	(363)	(349)
Dividends paid to noncontrolling interests	(79)	0
Net change in noncontrolling interests	(11)	(34)
Cash dividends paid to Deutsche Bank shareholders	0	0
Other, net	0	0
Net cash provided by (used in) financing activities	1,221	(1,572)
Net effect of exchange rate changes on cash and cash equivalents	442	472
Net increase (decrease) in cash and cash equivalents	32,667	28,709
Cash and cash equivalents at beginning of period	156,328	128,869
Cash and cash equivalents at end of period	188,996	157,578
47
Deutsche Bank	Consolidated statement of cash flows
Interim Report as of June 30, 2021

	Six months ended
in € m.	Jun 30, 2021	Jun 30, 2020
Net cash provided by (used in) operating activities including
Income taxes paid (received), net	386	363
Interest paid	2,808	4,403
Interest received	7,626	10,496
Dividends received	173	245
Cash and cash equivalents comprise
Cash and central bank balances (not included: Interest-earning time deposits with central banks of € 16.1 billion as of June 30, 2021 and € 16.8 billion as of June 30, 2020)	182,195	149,447
Interbank balances (w/o central banks) (not included: Interest-earning time deposits with banks of € 1.6 billion as of June 30, 2021 and 2.0 billion as of June 30, 2020)	6,801	8,131
Total	188,996	157,578

1 Included are senior long-term debt issuances of € 285 million and € 1.0 billion and repayments and extinguishments of € 612 million and € 1.3 billion through June 30, 2021 and June 30, 2020, respectively.
2 Included are issuances of € 18.4 billion and € 37.0 billion and repayments and extinguishments of € 19.4 billion and € 20.1 billion through June 30, 2021 and June 30, 2020, respectively.
3 Non-cash changes for Subordinated Long-Term Debt are € 27 million in total and mainly driven by Foreign Exchange movements of € 122 million and Fair Value changes of € (96) million .
4 Non-cash changes for Trust Preferred Securities are € (273) million in total and mainly driven by Fair Value changes of € (259) million.
48
Deutsche Bank	Basis of preparation/impact of changes in accounting principles
Interim Report as of June 30, 2021

Basis of preparation/impact of changes in accounting principles

The consolidated interim financial statements of Deutsche Bank Aktiengesellschaft , Frankfurt am Main and its subsidiaries (collectively the “Group”, “Deutsche Bank” or “DB”) for the six-month period ended June 30, 2021 are stated in euros, the presentation currency of the Group. It has been prepared based on the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated interim financial statements take particular account of the requirements of IAS 34 relating to interim financial reporting.
For purposes of the Group’s primary financial reporting outside the United States, the Group prepares its consolidated interim financial statements in accordance with IFRS as endorsed by the EU. For purposes of the Group’s consolidated interim financial statements prepared in accordance with IFRS as endorsed by the EU, the Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU carve out version of IAS 39. The purpose of applying the EU carve out version of IAS 39 is to align the Group’s hedge accounting approach with its risk management practice and the accounting practice of its major European peers. Under the EU carve out version of IAS 39, fair value macro hedge accounting may be applied to core deposits and hedge ineffectiveness is only recognized when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket. If the revised amount of cash flows in scheduled time buckets is more than the original designated amount then there is no hedge ineffectiveness. Under IFRS as issued by the IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits. In addition, under IFRS as issued by the IASB hedge ineffectiveness arises for all fair value macro hedge accounting relationships whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.
For the three-month period ended June 30, 2021 , the application of the EU carve out version of IAS 39 had a negative impact of € 5 million on profit before tax and of € 9 million on profit after tax. For the same time period in 2020 the application of the EU carve out had a negative impact of € 55 million on profit before taxes and of € 23 million on profit post taxes. For the six-month period ended June 30, 2021, the application of the EU carve out version of IAS 39 had a negative impact of € 321 million on profit before tax and of € 216 million on profit after tax. For the same time period in 2020 the application of the EU carve out had a positive impact of € 77 million on profit before taxes and of € 47 million on profit post taxes. The Group’s regulatory capital and ratios thereof are also reported on the basis of the EU carve out version of IAS 39. The impact on profit also impacts the calculation of the CET1 capital ratio and had a negative impact of below 1 basis point as of both the three-month period ended June 30, 2021 and the three-month period ended June 30, 2020. For the six-month period ended June 30, 2021, application of the EU carve out had a negative impact on the CET1 capital ratio of about 6 basis points and a positive impact of about 1 basis point for the six-month period ended June 30, 2020.
The Group’s consolidated interim financial statements are unaudited and include the consolidated balance sheet as of June 30, 2021, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the six-month period ended June 30, 2021 as well as other information (e.g. Basis of preparation/impact of changes in accounting principles).
The Group’s consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for the year ended December 31, 2020, for which the same accounting policies, critical accounting estimates and changes in accounting estimates have been applied with the exception of the newly adopted accounting pronouncements outlined in section “Recently adopted accounting pronouncements”.
The preparation of financial information under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates, especially in relation to the COVID-19 pandemic, and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.
Recently adopted accounting pronouncements
The following are those accounting pronouncements which are relevant to the Group and which have been newly applied in the first six months of 2021.
49
Deutsche Bank	Basis of preparation/impact of changes in accounting principles
Interim Report as of June 30, 2021

Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)
On January 1, 2021, the Group adopted amendments to IFRS 9, “Financial Instruments”, IAS 39, “Financial Instruments: Recognition and Measurement“, IFRS 7, “Financial Instruments: Disclosures”, IFRS 4, “Insurance Contracts” and IFRS 16, “Leases” as Phase 2 of the IASB’s project addressing the potential effects from the reform of the Interbank Offered Rate (“IBOR”) on financial reporting. The Group adopted Phase 1 requirements on January 1, 2019. Although the path for IBOR transition is well progressed (including the timeline of IBOR cessation and for some contracts the replacement rate and spread adjustment), some uncertainties still remain such that the Phase 1 related reliefs continue to apply.
The amendments in Phase 2 deal with replacement issues, therefore, they address issues that might affect financial reporting when an existing interest rate benchmark is actually replaced. This includes modification of financial assets, financial liabilities and lease liabilities as well as specific hedge accounting requirements. The amendments introduce a practical expedient for modifications required by the reform (modifications required as a direct consequence of the IBOR reform and made on an economically equivalent basis). These modifications are accounted for by updating the effective interest rate. All other modifications are accounted for using the current IFRS requirements. A similar practical expedient is introduced for lessee accounting applying IFRS 16, whereby when assessing the lease modification due to IBOR reform the discount rate used in calculating the revised carrying value of the lease liability is amended for the change in the benchmark rate only. In addition, under the amendments hedge accounting is not discontinued solely because of the IBOR reform. Hedging relationships (and related documentation) must be amended to reflect modifications to the hedged item, hedging instrument and hedged risk. Amended hedging relationships should meet all qualifying criteria to apply hedge accounting, including effectiveness requirements. The amendments also require additional disclosures that allow users to understand the nature and extent of risks arising from the IBOR reform to which the entity is exposed to and how the entity manages those risks. In addition, the entity’s progress in transitioning from IBORs to alternative benchmark rates, and how the entity is managing this transition requires disclosure.
The Group established a Group-wide IBOR & EU Benchmark Regulation transition program in 2018, aimed at managing a smooth transition from LIBOR and other IBORs to the new Risk-free Rates (RFRs). The program is sponsored by the Chief Financial Officer and has senior representation from each division, region and infrastructure functions. The program has been focused on identifying and quantifying exposures to various interest rate benchmarks, providing the capability to trade products referencing alternative RFRs and evaluating existing contracts that reference IBORs. Progress updates are provided monthly to the Group’s IBOR Transition Steering Committee and the CFO. Oversight of the program to prepare for the transition has been a major focus along with activities across all three lines of defense to minimize risk and disruption to customers.
The Group has significant exposure to IBORs predominantly in financial instruments and many of these contracts mature after 2021. The Group’s exposures from derivatives results from transactions that are entered into in order to make markets for its clients and hedge its risks as well as from loans and deposits, bonds and securitizations. The Group has detailed plans, processes and procedures in place to support the transition by their planned cessation date.
As part of the program, the Group has undertaken a comprehensive risk assessment which is refreshed regularly and has identified key inherent risks and mitigating actions. Key risks include business strategic risk, legal and compliance risk, conduct risk, liquidity risk, market risk, credit risk, operational risk, transition risk, model risk, accounting, financial reporting and tax risk, information security and technology transformation risk.
The Group continues to implement plans, aiming to mitigate the risks associated with the expected discontinuation of IBOR-referenced benchmark interest rates, including LIBOR. In this regards, the Group:
  – has reviewed, or is in the process of reviewing, the fallback language for LIBOR-linked instruments including the development of a new framework introduced to quantify the potential impact of positions difficult to transition, referred to as “tough legacy”;
  – has active cross functional and advocacy channels to ensure continued appropriate offering of RFR linked products to clients and gauge their adoption appetite in RFR related products. A Conduct Risk Advisory forum was initiated in the beginning of 2020, aiming to discuss and review all conduct risks types (including new risks and current plan) relevant for the IBOR transition;
  – continues to engage with regulators, standard setters and industry groups in relation to the additional items for which relief is being considered;
  – plan and implement the transition of its interest rate risk hedge accounting programs to the risk free rates.
50
Deutsche Bank	Basis of preparation/impact of changes in accounting principles
Interim Report as of June 30, 2021

The Group continues to develop infrastructure improvements and assess potential transition risk impacts alongside relevant stress scenarios. Where possible, the Group is proactively using the most effective fallback language available when conducting new transactions.
Although the Group has significant exposure to IBORs predominantly in financial instruments, the amendments did not have a material impact on transition on the Group’s consolidated financial statements.
As the industry transitions from IBOR to RFR, market liquidity is expected to reduce in IBOR based financial instruments and to increase in RFR based financial instruments. The valuation of financial instruments is accordingly expected to be derived with reference to RFRs. This is not expected to have a material impact on the Group’s consolidated income statement. In some jurisdictions and in some currencies there are multiple reference rates emerging that may be adopted in certain financial instruments. The Group examines these reference rates and will monitor market developments over time.
IFRS 4 “Insurance Contracts”
On January 1, 2021, the Group adopted amendments to IFRS 4 “Insurance Contracts” which extend the temporary exemption to apply IFRS 9 to annual periods beginning on or after January 1, 2023. The amendments did not have a material impact on the Group’s consolidated financial statements.
New accounting pronouncements
The following accounting pronouncements were not effective as of June 30, 2021 and therefore have not been applied in the first six months of 2021.
IFRS 17 “Insurance Contracts”
In May 2017, the IASB issued IFRS 17, “Insurance Contracts”, which establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. IFRS 17 replaces IFRS 4 which has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner, benefiting both investors and insurance companies. Insurance obligations will be accounted for using current values – instead of historical cost. The information will be updated regularly, providing more useful information to users of financial statements. IFRS 17 is effective for annual periods beginning on or after January 1, 2023. Based on the Group’s current business activities it is expected that IFRS 17 will not have a material impact on the Group’s consolidated financial statements. These amendments have yet to be endorsed by the EU.
In June 2020, the IASB issued amendments to IFRS 17 “Insurance Contracts” that address concerns and implementation challenges that were identified after IFRS 17 was published in 2017. The amendments are effective for annual periods beginning on or after January 1, 2023 with early adoption permitted. These amendments have yet to be endorsed by the EU.
IFRS 16 “Leases”
In March 2021, the IASB issued amendments to IFRS 16 “Leases” that extend the previously provided exemption for lessees from assessing whether a COVID-19-related rent concession is a lease modification to rent concessions for which any reduction in lease payments affects only payments originally due on or before June 30, 2022 (rather than only payments originally due on or before June 30, 2021). The amendments are effective for annual periods beginning on or after April 1, 2021 with early adoption permitted including financial statements not yet authorized for issue at March 31, 2021. The amendment is also available for interim reports. The amendments will not have any impact on the Group’s consolidated financial statements. These amendments have yet to be endorsed by the EU.
IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”
In May 2020, the IASB issued amendments to IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” to clarify what costs an entity considers in assessing whether a contract is onerous. The amendments specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendments are effective for annual periods beginning on or after January 1, 2022 with early adoption permitted. The amendments will not have a material impact on the Group’s consolidated financial statements.
51
Deutsche Bank	Basis of preparation/impact of changes in accounting principles
Interim Report as of June 30, 2021

IAS 12 “Income Taxes”
In May 2021, the IASB issued amendments to IAS 12 “Income Taxes”. They change the deferred tax treatment related to assets and liabilities in a single transaction such that they introduce an exemption from the initial recognition exemption provided in IAS 12.15(b) and IAS 12.24. Accordingly, the initial recognition exemption does not apply to transactions in which both deductible and taxable temporary differences arise on initial recognition that result in the recognition of equal deferred tax assets and liabilities. The amendments will be effective for annual periods beginning on or after January 1, 2023 with early adoption permitted. The amendment will not have a material impact on the Group’s consolidated financial statements. These amendments have yet to be endorsed by the EU.
IAS 1 “Presentation of Financial Statements”
In January 2020 and July 2020, the IASB issued amendments to IAS 1 “Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current”. They clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period. The amendments also clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments will be effective for annual periods beginning on or after January 1, 2023 with early adoption permitted. The amendment will not have a material impact on the Group’s consolidated financial statements. These amendments have yet to be endorsed by the EU.
Improvements to IFRS 2018-2020 Cycles
In May 2020, the IASB issued amendments to multiple IFRS standards, which resulted from the IASB’s annual improvement project for the 2018-2020 cycles. This comprises amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to IFRS 1 “First-time Adoption of International Financial Reporting Standards”, IFRS 9 “Financial Instruments”, IFRS 16 “Leases” and IAS 41 “Agriculture”. The amendments to IFRS 9 clarify which fees an entity includes when assessing whether to derecognize a financial liability. The amendments will be effective for annual periods beginning on or after January 1, 2022 with early adoption permitted. The amendments will not have a material impact on the Group’s consolidated financial statements.
Business segments
Commencing from first quarter of 2021, Corporate Bank reports revenues in three categories: Institutional Client Services, Corporate Treasury Services and Business Banking. Institutional Client Services comprises of Cash Management for Institutional clients, Trust and Agency Services, as well as Securities Services, all of which were previously reported under “Global Transaction Banking’. Corporate Treasury Services provides the full suite of Trade Finance and Lending, as well as Corporate Cash Management for large and mid-sized corporate clients, previously reported under ‘Global Transaction Banking’ and ‘Commercial Banking Germany’. Business Banking – previously reported under ‘Commercial Banking Germany’ - covers small corporates and entrepreneur clients and offers a largely standardized product suite. In addition, based on management decisions during the reporting period further divisional changes were introduced. The prior year segmental information is presented in the current structure.
Commencing from the second quarter of 2021, Investment Bank presents CLO recovery gains and losses in its revenue category “Other”. Previously these gains and losses were presented in “FIC Sales & Trading” and “Origination & Advisory”. Prior period data has been reclassified.
52
Deutsche Bank	Impact of COVID-19
Interim Report as of June 30, 2021

Impact of COVID-19
In this section we provide information on COVID-19 related topics.
Moratoria, government assistance and grants
The following summarizes the impact on the Group of its participation in Moratoria, Government Assistance Programs and grants as well as ECB Targeted Longer-term Refinancing Operations related to COVID-19.
Government and private sector debt moratoria
During the first six months of 2021, the Group participated in both legislative and non-legislative moratoria schemes primarily in relation to its retail and commercial loan portfolios. Upon granting the moratoria, the carrying value of the loan was amended by scheduling out the new expected cash flows and discounting at the original effective interest rate. The difference in the carrying value was taken as a loss to Interest income in Profit and loss. The amount was not material to the Group.
Government assistance via guarantees and sponsored lending for COVID-19 impacted borrowers
After the outbreak of the COVID-19 pandemic, a number of states issued programs offering guarantee schemes for borrowers impacted by COVID-19. The Group has provided approximately € 4.5 billion of loans of which € 0.3 billion qualify for derecognition as these loans meet the pass-through criteria for financial instruments under IFRS 9. These newly originated loans and advances subject to a public guarantee scheme are mainly guaranteed by KfW, a government-owned promotional bank and also via similar loan guarantees offered by the Luxembourg Public Investment Bank and by the Ministry of Economic Affairs and Digital Transformation (MINECO) of Spain.
Impact of ECB Targeted Longer-term Refinancing Operations (TLTRO III)
The Governing Council of the ECB decided on a number of modifications to the terms and conditions of its Targeted Longer-Term Refinancing Operations III (TLTRO III)-refinancing program in order to support further the provision of credit to households and firms in the face of the current economic disruption and heightened uncertainty caused by the COVID-19 pandemic.
The base interest rate under the TLTRO III-refinancing program is the average of the main refinancing operations rate with the exception of the period from June 24, 2020 to June 23, 2022, when a discount of 50 basis points applies (“base rate discount”). The applicable interest rate under the TLTRO III-refinancing program can further reduce by “new lending discounts” that apply if certain net lending thresholds are met. Accordingly, banks whose eligible net lending exceeds 0 % between March 1, 2020 and March 31, 2021 pay a rate 0.5 % lower than the average deposit facility rate for borrowings between June 24, 2020 and June 23, 2021. The interest rate outside of the period from June 24, 2020 to June 23, 2021 will be the average interest rate on the deposit facility (currently (0.5) %) with exception of the period from June 24, 2021 to June 23, 2022 when banks pay a rate 0.5 % lower than the average deposit facility rate for borrowings provided their eligible net lending exceeds 0 % between October 1, 2020 and December 31, 2021.
The Group accounts for the base rate discount and the new lending discounts as government grant under IAS 20. The income from the government grant is presented in net interest income. The Group recognizes the benefit from the TLTRO III refinancing program in the period in which the grant is intended to compensate the Group for the related borrowing costs if it has established reasonable assurance that it will meet the relevant lending thresholds. As of June 30, 2021 the Group met the requirements for recognition of the base rate discount and the new lending discount for the period from June 24, 2020 to June 23, 2021. The Group applies an all-in rate of (1) % which, for the six-month periods ended June 30, 2021, resulted in interest income recognition of € 282 million. As of June 30, 2021, the Group has borrowed € 40.8 billion under the TLTRO III-refinancing program.
53
Deutsche Bank	Impact of COVID-19
Interim Report as of June 30, 2021

Goodwill and other intangible assets
Goodwill, indefinite and definite life intangible assets are tested for impairment annually in the fourth quarter or more frequently if there are indications that the carrying value may be impaired. Goodwill is tested for impairment purposes on cash-generating unit (CGU) level. Definite life intangible assets are generally tested on CGU level as they do not generate cash inflows that are largely independent of those from other assets. Indefinite life intangible assets are tested at the individual asset level.
As of June 30, 2021, an assessment was performed to evaluate if there is an indication that impairment existed at that date. This assessment did not result in any indication of impairment of the Group’s goodwill or the indefinite life intangible asset related to retail investment management agreements (shown under unamortized intangible assets).
As part of the assessment, the assumptions and their sensitivities of the annual goodwill impairment test were reviewed and did not indicate an impairment. In addition, the assessment included review of the main input parameters for the retail investment management agreement intangible valuation, and their sensitivities, and did not indicate an impairment either.
54
Deutsche Bank	Impact of Deutsche Bank’s transformation
Interim Report as of June 30, 2021

Impact of Deutsche Bank’s transformation
On July 7, 2019, Deutsche Bank announced a number of transformational measures relating to the Group’s businesses and its organization. The immediate and secondary impacts that these measures had on the Group’s operating results and financial position are disclosed below.
Impairment and amortization of self-developed software
In line with the transformation announcement, the Group reviewed current platform software and software under construction assigned to businesses subject to the transformation strategy. Accordingly, the reassessment of the respective recoverable amounts led to an impairment of self-developed software of € 0 million and of € 16 million for the three months ended June 30, 2021 and 2020, respectively. For the first half of 2021 and 2020, the respective amounts were € 0 million and of € 33 million.
In addition, the Group recorded amortization on software subject to the transformation strategy of € 25 million and € 47 million for the three months ended June 30, 2021 and 2020, respectively. For the first half of 2021 and 2020, the respective amounts were € 50 million and of € 94 million. The impairment write-down as well as the software amortization are included within the general and administrative expenses of the Group’s results in 2021 and 2020, respectively.
Impairment of Right-of-Use assets and other related impacts
The Group recognized impairments, accelerated or higher depreciation of Right-of-Use (RoU) assets, asset write downs and accelerated depreciation on leasehold improvements and furniture, onerous contracts provisions for non-lease costs, depreciation of capitalized reinstatement costs and other one-time relocation costs of € 39 million and € 11 million for the three months ended June 30, 2021 and 2020, respectively. For the first half of 2021 and 2020, the respective amounts were € 101 million and of € 21 million. Certain of these costs related to incremental or accelerated decisions are driven by the changes in our expected operations due to the COVID-19 pandemic.
Deferred tax asset valuation adjustments
Each quarter, the Group re-evaluates its estimate related to deferred tax assets, including its assumptions about future profitability. In connection with the transformation the Group adjusted the estimate related to deferred tax assets in affected jurisdictions, such as the UK and the U.S., and recognized € 21 million and € 30 million of valuation adjustments in the three months ended June 30, 2021 and 2020, respectively. For the first half of 2021 and 2020, the respective amounts were € 21 million and € 35 million.
Restructuring and severance charges
Starting with the announcement of the transformation of Deutsche Bank on July 7, 2019, we designated all restructuring expenses as related to the transformation announcement and the subsequent business re-organization and perimeter changes resulting in € 86 million and € 123 million restructuring expenses for the Group for the three months ended June 30, 2021 and 2020, respectively. For the first half of 2021 and 2020, the respective amounts were € 102 million and € 197 million. These charges are comprised of termination benefits, additional expenses covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of employment and contract termination costs related to real estate. 275 full-time equivalent employees (FTE) were impacted by the reorganization and changes during the six months ended June 30, 2021.
In addition to these restructuring expenses, € 38 million and € 62 million of severance related to the transformation announcement were recorded for the three months ended June 30, 2021 and 2020, respectively. For the first half of 2021 and 2020, the respective amounts were € 79 million and of € 76 million.
Other transformation related expenses
As a result of the strategic transformation, the Group recognized other transformation related expenses including expenses for Audit, Accounting & Tax, consulting fees and IT consulting fees of € 35 million and € 21 million for the three months ended June 30, 2021, and 2020, respectively. For the first half of 2021 and 2020, the respective amounts were € 64 million and of € 32 million.
55
Deutsche Bank	Segment results
Interim Report as of June 30, 2021

Segment results

	Three months ended Jun 30, 2021
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Net revenues	1,230	2,394	2,018	626	(24)	(2)	6,243
Provision for credit losses	(20)	2	117	1	(25)	(1)	75
Noninterest expenses:
Compensation and benefits	271	491	682	202	35	870	2,551
General and administrative expenses	729	844	1,162	192	223	(789)	2,361
Impairment of goodwill and other intangible assets	0	0	0	0	0	0	0
Restructuring activities	5	11	69	1	1	(0)	86
Total noninterest expenses	1,004	1,346	1,913	395	259	81	4,998
Noncontrolling interests	0	(2)	0	49	0	(47)	0
Profit (loss) before tax	246	1,047	(11)	180	(258)	(34)	1,170

N/M – Not meaningful
	Three months ended Jun 30, 2020
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Net revenues	1,341	2,676	1,960	549	(66)	(118)	6,342
Provision for credit losses	144	364	225	(1)	29	1	761
Noninterest expenses:
Compensation and benefits	260	464	728	204	45	944	2,645
General and administrative expenses	859	852	1,160	189	451	(912)	2,599
Impairment of goodwill and other intangible assets	0	0	0	0	0	0	0
Restructuring activities	0	11	104	7	(0)	1	123
Total noninterest expenses	1,120	1,327	1,992	400	496	34	5,367
Noncontrolling interests	0	6	(0)	36	(0)	(42)	0
Profit (loss) before tax	78	979	(257)	114	(591)	(110)	213

N/M – Not meaningful
Prior year segmental information presented in the current structure
	Six months ended Jun 30, 2021
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Net revenues	2,544	5,491	4,196	1,263	57	241	13,792
Provision for credit losses	(40)	3	215	1	(32)	(3)	144
Noninterest expenses:
Compensation and benefits	545	982	1,401	418	75	1,762	5,183
General and administrative expenses	1,547	1,958	2,246	380	681	(1,524)	5,287
Impairment of goodwill and other intangible assets	0	0	0	0	0	0	0
Restructuring activities	17	12	71	2	1	(0)	102
Total noninterest expenses	2,109	2,951	3,718	800	757	237	10,572
Noncontrolling interests	0	(1)	0	98	0	(97)	0
Profit (loss) before tax	475	2,538	263	364	(668)	103	3,075

N/M – Not meaningful
	Six months ended Jun 30, 2020
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Net revenues	2,666	5,030	4,127	1,068	(123)	(207)	12,560
Provision for credit losses	250	607	364	(0)	43	5	1,267
Noninterest expenses:
Compensation and benefits	541	959	1,467	376	97	1,894	5,334
General and administrative expenses	1,671	1,828	2,244	386	1,092	(1,749)	5,474
Impairment of goodwill and other intangible assets	0	0	0	0	0	0	0
Restructuring activities	5	15	166	10	1	0	197
Total noninterest expenses	2,217	2,802	3,877	774	1,190	145	11,006
Noncontrolling interests	0	5	(0)	70	(0)	(75)	0
Profit (loss) before tax	199	1,616	(114)	224	(1,356)	(282)	287

N/M – Not meaningful
Prior year segmental information presented in the current structure
56
Deutsche Bank	Segment results
Interim Report as of June 30, 2021

Corporate Bank (CB)
	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2021	Jun 30, 2020	Absolute Change	Change in %	Jun 30, 2021	Jun 30, 2020	Absolute Change	Change in %
Net revenues:
Corporate Treasury Services	728	813	(85)	(10)	1,524	1,613	(89)	(6)
Institutional Client Services	322	336	(14)	(4)	650	672	(22)	(3)
Business Banking	180	193	(13)	(7)	370	381	(11)	(3)
Total net revenues	1,230	1,341	(111)	(8)	2,544	2,666	(122)	(5)
Of which:
Net interest income	543	822	(279)	(34)	1,250	1,525	(275)	(18)
Commissions and fee income	534	512	22	4	1,081	1,043	38	4
Remaining income	153	8	146	N/M	213	98	114	116
Provision for credit losses	(20)	144	(163)	N/M	(40)	250	(290)	N/M
Noninterest expenses:
Compensation and benefits	271	260	11	4	545	541	4	1
General and administrative expenses	729	859	(130)	(15)	1,547	1,671	(124)	(7)
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	5	0	4	N/M	17	5	12	N/M
Total noninterest expenses	1,004	1,120	(115)	(10)	2,109	2,217	(109)	(5)
Noncontrolling interests	0	0	0	N/M	0	0	0	N/M
Profit (loss) before tax	246	78	168	N/M	475	199	276	139

Total assets (in € bn)[1]	245	241	5	2	245	241	5	2
Loans (gross of allowance for loan losses, in € bn)[1]	116	120	(4)	(3)	116	120	(4)	(3)
Employees (front office full-time equivalent)[1]	7,524	7,860	(336)	(4)	7,524	7,860	(336)	(4)

N/M – Not meaningful
Prior year segmental information presented in the current structure
1 As of quarter-end.
Investment Bank (IB)
	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2021	Jun 30, 2020	Absolute Change	Change in %	Jun 30, 2021	Jun 30, 2020	Absolute Change	Change in %
Net revenues:
Fixed Income, Currency (FIC) Sales & Trading	1,811	2,030	(220)	(11)	4,280	3,884	396	10
Debt Origination	399	450	(51)	(11)	785	811	(26)	(3)
Equity Origination	115	118	(4)	(3)	313	136	177	131
Advisory	111	42	69	166	181	104	77	74
Origination & Advisory	624	610	14	2	1,279	1,051	228	22
Other	(41)	36	(77)	N/M	(68)	95	(163)	N/M
Total net revenues	2,394	2,676	(283)	(11)	5,491	5,030	461	9
Provision for credit losses	2	364	(362)	(99)	3	607	(604)	(100)
Noninterest expenses:
Compensation and benefits	491	464	26	6	982	959	23	2
General and administrative expenses	844	852	(7)	(1)	1,958	1,828	129	7
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	11	11	0	1	12	15	(3)	(19)
Total noninterest expenses	1,346	1,327	19	1	2,951	2,802	150	5
Noncontrolling interests	(2)	6	(8)	N/M	(1)	5	(6)	N/M
Profit (loss) before tax	1,047	979	68	7	2,538	1,616	921	57

Total assets (in € bn)[1]	586	594	(8)	(1)	586	594	(8)	(1)
Loans (gross of allowance for loan losses, in € bn)[1]	75	80	(5)	(6)	75	80	(5)	(6)
Employees (front office full-time equivalent)[1]	4,212	4,270	(58)	(1)	4,212	4,270	(58)	(1)

N/M – Not meaningful
Prior year segmental information presented in the current structure
Commencing from the second quarter of 2021, Investment Bank presents CLO recovery gains and losses in its revenue category “Other”. Previously these gains and losses were presented in “FIC Sales & Trading” and “Origination & Advisory”. Prior period data has been reclassified
1 As of quarter-end.
57
Deutsche Bank	Segment results
Interim Report as of June 30, 2021

Private Bank (PB)
	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2021	Jun 30, 2020	Absolute Change	Change in %	Jun 30, 2021	Jun 30, 2020	Absolute Change	Change in %
Net revenues:
Private Bank Germany	1,198	1,210	(12)	(1)	2,545	2,542	3	0
International Private Bank	820	750	70	9	1,651	1,585	66	4
IPB Personal Banking[1]	213	187	26	14	442	407	35	9
Private Banking[2] and Wealth Management	607	563	44	8	1,209	1,178	31	3
Total net revenues	2,018	1,960	59	3	4,196	4,127	69	2
Of which:
Net interest income	1,147	1,129	19	2	2,319	2,319	0	0
Commissions and fee income	737	679	58	9	1,626	1,525	101	7
Remaining income	134	152	(18)	(12)	251	283	(32)	(11)
Provision for credit losses	117	225	(108)	(48)	215	364	(149)	(41)
Noninterest expenses:
Compensation and benefits	682	728	(46)	(6)	1,401	1,467	(66)	(4)
General and administrative expenses	1,162	1,160	3	0	2,246	2,244	2	0
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	69	104	(36)	(34)	71	166	(95)	(57)
Total noninterest expenses	1,913	1,992	(79)	(4)	3,718	3,877	(159)	(4)
Noncontrolling interests	0	(0)	0	N/M	0	(0)	0	N/M
Profit (loss) before tax	(11)	(257)	246	(96)	263	(114)	377	N/M

Total assets (in € bn)[3]	305	284	21	7	305	284	21	7
Loans (gross of allowance for loan losses, in € bn)[3]	247	230	17	7	247	230	17	7
Assets under Management (in € bn)[3]	535	471	64	14	535	471	64	14
Net flows (in € bn)	10	6	4	65	20	7	14	N/M
Employees (front office full-time equivalent)[3]	29,153	30,967	(1,815)	(6)	29,153	30,967	(1,815)	(6)

N/M – Not meaningful
Prior year segmental information presented in the current structure
1 Including small businesses in Italy, Spain and India.
2 Including small & mid caps in Italy, Spain and India.
3 As of quarter-end.
Asset Management (AM)
	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2021	Jun 30, 2020	Absolute Change	Change in %	Jun 30, 2021	Jun 30, 2020	Absolute Change	Change in %
Net revenues:
Management Fees	584	508	76	15	1,131	1,061	71	7
Performance and transaction fees	19	20	(1)	(7)	58	37	21	56
Other	23	21	2	9	73	(30)	103	N/M
Total net revenues	626	549	77	14	1,263	1,068	195	18
Provision for credit losses	1	(1)	2	N/M	1	(0)	1	N/M
Noninterest expenses:
Compensation and benefits	202	204	(1)	(1)	418	376	42	11
General and administrative expenses	192	189	2	1	380	386	(6)	(2)
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	(0)	N/M
Restructuring activities	1	7	(6)	(88)	2	10	(9)	(82)
Total noninterest expenses	395	400	(5)	(1)	800	774	27	3
Noncontrolling interests	49	36	13	37	98	70	27	39
Profit (loss) before tax	180	114	67	59	364	224	140	62

Total assets (in € bn)[1]	10	10	0	3	10	10	0	3
Assets under Management (in € bn)[1]	859	745	114	15	859	745	114	15
Net flows (in € bn)	20	9	11	127	21	6	14	N/M
Employees (front office full-time equivalent)[1]	3,953	3,901	52	1	3,953	3,901	52	1

N/M – Not meaningful
Prior year segmental information presented in the current structure
1 As of quarter-end.
58
Deutsche Bank	Segment results
Interim Report as of June 30, 2021

Capital Release Unit (CRU)
	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2021	Jun 30, 2020	Absolute Change	Change in %	Jun 30, 2021	Jun 30, 2020	Absolute Change	Change in %
Net revenues	(24)	(66)	43	(64)	57	(123)	180	N/M
Provision for credit losses	(25)	29	(54)	N/M	(32)	43	(75)	N/M
Noninterest expenses:
Compensation and benefits	35	45	(10)	(21)	75	97	(22)	(23)
General and administrative expenses	223	451	(228)	(51)	681	1,092	(412)	(38)
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	1	(0)	1	N/M	1	1	0	38
Total noninterest expenses	259	496	(237)	(48)	757	1,190	(433)	(36)
Noncontrolling interests	0	(0)	0	N/M	0	(0)	0	N/M
Profit (loss) before tax	(258)	(591)	334	(56)	(668)	(1,356)	689	(51)

Total assets (in € bn)[1]	167	265	(98)	(37)	167	265	(98)	(37)
Employees (front office full-time equivalent)[1]	420	536	(116)	(22)	420	536	(116)	(22)

N/M – Not meaningful
Prior year segmental information presented in the current structure
1 As of quarter-end.
Corporate & Other (C&O)
	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2021	Jun 30, 2020	Absolute Change	Change in %	Jun 30, 2021	Jun 30, 2020	Absolute Change	Change in %
Net revenues	(2)	(118)	116	(99)	241	(207)	448	N/M
Provision for credit losses	(1)	1	(2)	N/M	(3)	5	(7)	N/M
Noninterest expenses:
Compensation and benefits	870	944	(74)	(8)	1,762	1,894	(133)	(7)
General and administrative expenses	(789)	(912)	122	(13)	(1,524)	(1,749)	224	(13)
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	(0)	1	(1)	N/M	(0)	0	(0)	N/M
Total noninterest expenses	81	34	47	140	237	145	92	63
Noncontrolling interests	(47)	(42)	(5)	12	(97)	(75)	(21)	28
Profit (loss) before tax	(34)	(110)	76	(69)	103	(282)	385	N/M
Employees (full-time equivalent)[1]	38,535	39,289	(754)	(2)	38,535	39,289	(754)	(2)

N/M – Not meaningful
Prior year segmental information presented in the current structure
1 As of quarter-end.
59
Deutsche Bank	Information on the consolidated income statement
Interim Report as of June 30, 2021

Information on the consolidated income statement

Net interest income and net gains (losses) on financial
assets/liabilities at fair value through profit or loss
	Three months ended		Six months ended
in € m.	Jun 30, 2021	Jun 30, 2020	Jun 30, 2021	Jun 30, 2020
Net interest income[1]	2,652	3,096	5,448	6,357
Trading income[1,2]	820	1,030	2,281	792
Net gains (losses) on non-trading financial assets mandatory at fair value through profit or loss	175	143	202	64
Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	(12)	(466)	101	83
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	983	708	2,584	939
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,635	3,803	8,033	7,296
Corporate Treasury Services	366	593	859	1,114
Institutional Client Services	78	84	167	183
Business Banking	131	141	270	272
Corporate Bank	575	818	1,297	1,569
FIC Sales & Trading	1,775	2,392	4,153	3,768
Remaining Products	(7)	57	(39)	124
Investment Bank	1,768	2,449	4,114	3,892
Private Bank	1,208	1,137	2,487	2,374
Asset Management	56	25	135	(160)
Capital Release Unit	(18)	(154)	51	41
Corporate & Other	45	(471)	(51)	(419)
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,635	3,803	8,033	7,296

1 Prior year segmental information has been reclassified to the current structure.
2 Trading income includes gains and losses from derivatives not qualifying for hedge accounting.
Net interest income for the three months ended June 30, 2021 and June 30, 2020 included € 0 million and € 16 million, respectively and for the six months ended June 30, 2021 and June 30, 2020 included € 0 million and € 32 million, respectively, which were related to government grants under the Targeted Longer-Term Refinancing Operations II (TLTRO II)-program.
In addition, net interest income for three months ended June 30, 2021 and for six months ended June 30, 2021 included € 103 million and € 282 million, respectively, which were related to EU government grants under the Targeted Longer-Term Refinancing Operations III (TLTRO III) program.
Interest and similar income included negative interest expense of € 255 million for the three months ended June 30, 2021 and € 159 million for the three months ended June 30, 2020 and € 605 million for the six months ended June 30, 2021 and € 260 million for the six months ended June 30, 2020. The negative interest expense resulted from financial liabilities due to banks, client deposits and cash collateral payables on derivative instruments.
In addition, interest expense included negative interest income of € 171 million for the three months ended June 30, 2021 and € 131 million for the three months ended June 30, 2020 and € 402 million for the six months ended June 30, 2021 and € 253 million for the six months ended June 30, 2020. The negative interest income resulted from financial assets due to cash and balances at central banks, loans and advances to banks, and cash collateral receivables on derivative instruments.
.
60
Deutsche Bank	Information on the consolidated income statement
Interim Report as of June 30, 2021

Commissions and fee income
Disaggregation of revenues by product type and business segment
	Three months ended Jun 30, 2021
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Major type of services:
Commissions for administration	59	10	65	6	1	(1)	141
Commissions for assets under management	4	0	88	844	(0)	0	936
Commissions for other securities	106	0	10	0	0	0	117
Underwriting and advisory fees	9	566	3	0	0	(15)	564
Brokerage fees	5	66	318	22	25	1	437
Commissions for local payments	112	1	151	0	0	3	267
Commissions for foreign commercial business	111	6	25	0	0	(1)	142
Commissions for foreign currency/exchange business	2	0	1	0	0	(0)	3
Commissions for loan processing and guarantees	135	79	74	0	2	0	290
Intermediary fees	2	(1)	191	0	0	2	194
Fees for sundry other customer services	62	128	12	27	(0)	1	230
Total fee and commissions income	608	855	940	899	27	(8)	3,321
Gross expense							(747)
Net fees and commissions							2,574

.
	Three months ended Jun 30, 2020
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Major type of services:
Commissions for administration	63	4	57	6	0	(1)	129
Commissions for assets under management	5	0	79	734	0	0	818
Commissions for other securities	110	(0)	8	0	0	0	117
Underwriting and advisory fees	5	418	3	0	0	(14)	413
Brokerage fees	2	60	256	20	31	5	375
Commissions for local payments	105	(2)	220	(0)	0	(1)	322
Commissions for foreign commercial business	99	6	26	0	0	(1)	130
Commissions for foreign currency/exchange business	1	0	2	0	0	(0)	2
Commissions for loan processing and guarantees	126	43	71	0	3	1	244
Intermediary fees	2	0	188	0	0	2	193
Fees for sundry other customer services	62	69	12	29	1	0	173
Total fee and commissions income	580	598	922	788	36	(6)	2,917
Gross expense							(690)
Net fees and commissions							2,227

61
Deutsche Bank	Information on the consolidated income statement
Interim Report as of June 30, 2021

	Six months ended Jun 30, 2021
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Major type of services:
Commissions for administration	120	23	128	11	2	(2)	283
Commissions for assets under management	8	0	176	1,660	(0)	0	1,844
Commissions for other securities	201	(0)	21	1	0	0	222
Underwriting and advisory fees	21	1,151	9	0	(0)	(30)	1,151
Brokerage fees	12	129	715	40	58	(0)	954
Commissions for local payments	221	2	385	0	0	4	612
Commissions for foreign commercial business	221	11	50	0	0	(1)	280
Commissions for foreign currency/exchange business	4	0	3	0	0	(0)	6
Commissions for loan processing and guarantees	275	130	151	0	3	2	560
Intermediary fees	7	1	387	0	0	6	402
Fees for sundry other customer services	134	242	23	59	2	2	461
Total fee and commissions income	1,223	1,689	2,046	1,771	65	(19)	6,776
Gross expense							(1,463)
Net fees and commissions							5,313

	Six months ended Jun 30, 2020
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank[1]	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Major type of services:
Commissions for administration	124	6	116	12	0	(1)	257
Commissions for assets under management	10	1	159	1,518	(0)	0	1,688
Commissions for other securities	185	0	16	0	0	0	202
Underwriting and advisory fees	15	859	8	0	(0)	(15)	866
Brokerage fees	8	143	615	38	70	2	876
Commissions for local payments	227	0	475	(0)	0	(0)	701
Commissions for foreign commercial business	203	13	52	0	0	(1)	267
Commissions for foreign currency/exchange business	2	0	4	0	0	(0)	6
Commissions for loan processing and guarantees	247	94	153	0	5	3	501
Intermediary fees	7	1	313	0	0	7	328
Fees for sundry other customer services	138	131	21	61	3	0	353
Total fee and commissions income	1,166	1,247	1,932	1,629	78	(5)	6,046
Gross expense							(1,380)
Net fees and commissions							4,666

As of June 30, 2021 and June 30, 2020 the Group’s balance of receivables from commission and fee income was € 914 million and € 964 million, respectively. As of June 30, 2021 and June 30, 2020 the Group’s balance of contract liabilities associated to commission and fee income was € 65 million and € 69 million, respectively. Contract liabilities arise from the Group’s obligation to provide future services to a customer for which it has received consideration from the customer prior to completion of the services. The balances of receivables and contract liabilities do not vary significantly from period to period reflecting the fact that they predominately relate to recurring service contracts with service periods of less than one year such as monthly current account services and quarterly asset management services. Customer payment in exchange for services provided are generally subject to performance by the Group over the specific service period such that the Group’s right to payment arises at the end of the service period when its performance obligations are fully completed. Therefore, no material balance of contract asset is reported.
62
Deutsche Bank	Information on the consolidated income statement
Interim Report as of June 30, 2021

Gains and losses on derecognition of financial assets measured at amortized cost
For the six months ended June 30, 2021, the Group sold financial assets measured at amortized cost of € 42 million (June 30, 2020: € 6,432 million). The sales in the comparative period related primarily to a Hold to Collect (HTC) portfolio in Postbank as well as sales made from a HTC portfolio in Treasury. A decision was made to divest the Postbank bond portfolio as part of the integration of Postbank into the Group. The Treasury sales were made as part of a strategy realignment for managing the interest rate risk in the Banking Book as a result of these sales, the HTC business model is no longer valid for future acquisitions of assets in this portfolio.
The table below presents the gains and (losses) arising from derecognition of these securities.
	Three months ended		Six months ended
in € m.	Jun 30, 2021	Jun 30, 2020	Jun 30, 2021	Jun 30, 2020
Gains	0	174	0	235
Losses	0	(3)	0	(3)
Net gains (losses) from derecognition of securities measured at amortized cost	0	171	0	232

Restructuring
Restructuring is primarily driven by the implementation of the Group’s strategic changes as announced in the third quarter 2019. We have defined and are in the process of implementing measures that aim to strengthen the bank, position it for growth and simplify its organizational set-up. The measures also aim to reduce adjusted costs through higher efficiency, by optimizing and streamlining processes, and by exploiting synergies.
Restructuring expense is comprised of termination benefits, additional expenses covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of employment and contract termination costs related to real estate.
Net restructuring expense by division
	Three months ended		Six months ended
in € m.	Jun 30, 2021	Jun 30, 2020	Jun 30, 2021	Jun 30, 2020
Corporate Bank	5	0	17	5
Investment Bank	11	11	12	15
Private Bank	69	104	71	166
Asset Management	1	7	2	10
Capital Release Unit	1	(0)	1	1
Corporate & Other	(0)	1	(0)	0
Total Net Restructuring Charges	86	123	102	197

Net restructuring expense by type
	Three months ended		Six months ended
in € m.	Jun 30, 2021	Jun 30, 2020	Jun 30, 2021	Jun 30, 2020
Restructuring – Staff related	65	127	83	201
Of which:
Termination Payments	63	106	81	180
Retention Acceleration	2	20	2	20
Social Security	(0)	1	(0)	1
Restructuring – Non Staff related[1]	20	(4)	19	(4)
Total net restructuring Charges	86	123	102	197

1 Contract costs, mainly related to real estate and technology.
Provisions for restructuring amounted to € 666 million and € 676 million as of June 30, 2021 and December 31, 2020, respectively. The majority of the current provisions for restructuring should be utilized in the next two years.
63
Deutsche Bank	Information on the consolidated income statement
Interim Report as of June 30, 2021

During the six months ended June 30, 2021, 275 full-time equivalent staff were reduced as part of our restructuring program. These reductions were identified within:
Full-time equivalent staff	Three months ended Jun 30, 2021	Six months ended Jun 30, 2021
Corporate Bank	16	31
Investment Bank	0	10
Private Bank	70	165
Asset Management	1	11
Capital Release Unit	2	5
Infrastructure	18	53
Total full-time equivalent staff	106	275

Effective tax rate
2021 to 2020 three months comparison
Income tax expense in the current quarter was € 333 million (second quarter of 2020: € 129 million) and includes a tax benefit of € 20 million for the re-measurement of deferred tax assets as a result of the prospective increase in the UK tax rate from 27 % to 33 % under the UK Finance Act 2021 which was enacted on June 10, 2021. The effective tax rate was 28 % in the second quarter 2021. The prior year’s quarter effective tax rate was 61 % and was mainly impacted by the geographic mix of profit before tax and corresponding transformation-related deferred tax asset valuation adjustments.
2021 to 2020 six months comparison
Income tax expense in the first six months of 2021 was € 995 million (first six months of 2020: € 207 million). The effective tax rate was 32 % in the first half of 2021. The effective tax rate in the first six months of 2020 was 72 % and was mainly impacted by the geographic mix of profit before tax and corresponding transformation-related deferred tax asset valuation adjustments.
64
Deutsche Bank	Information on the consolidated balance sheet
Interim Report as of June 30, 2021

Information on the consolidated balance sheet

Financial instruments carried at fair value
Fair value hierarchy
The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:
Level 1 – Instruments valued using quoted prices in active markets are instruments where the fair value can be determined directly from prices which are quoted in active, liquid markets and where the instrument observed in the market is representative of that being priced in the Group’s inventory.
These include: government bonds, exchange-traded derivatives and equity securities traded on active, liquid exchanges.
Level 2 – Instruments valued with valuation techniques using observable market data are instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all inputs to that technique are observable.
These include: many OTC derivatives; many investment-grade listed credit bonds; some CDS; many collateralized debt obligations (CDO); and many less-liquid equities.
Level 3 – Instruments valued using valuation techniques using market data which is not directly observable are instruments where the fair value cannot be determined directly by reference to market-observable information, and some other pricing technique must be employed. Instruments classified in this category have an element which is unobservable and which has a significant impact on the fair value.
These include: more-complex OTC derivatives; distressed debt; highly-structured bonds; illiquid asset-backed securities (ABS); illiquid CDO’s (cash and synthetic); monoline exposures; some private equity placements; many commercial real estate (CRE) loans; illiquid loans; and some municipal bonds.
65
Deutsche Bank	Information on the consolidated balance sheet
Interim Report as of June 30, 2021

Carrying value of the financial instruments held at fair value1
	Jun 30, 2021			Dec 31, 2020
in € m.	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets held at fair value:
Trading assets	46,609	57,694	7,817	44,525	55,220	8,183
Trading securities	46,449	52,616	3,666	44,349	50,340	3,066
Other trading assets	160	5,077	4,152	176	4,880	5,117
Positive market values from derivative financial instruments	3,938	261,434	8,518	4,208	330,561	8,725
Non-trading financial assets mandatory at fair value through profit or loss	1,889	77,176	4,347	2,992	68,511	4,618
Financial assets designated at fair value through profit or loss	0	84	6	0	436	0
Financial assets at fair value through other comprehensive income	14,639	20,295	2,252	28,057	25,741	2,037
Other financial assets at fair value	72	6,069 [2]	4	93	9,238 [2]	20
Total financial assets held at fair value	67,147	422,752	22,943	79,875	489,707	23,583

Financial liabilities held at fair value:
Trading liabilities	45,181	10,864	76	36,699	7,615	2
Trading securities	45,145	10,427	18	36,674	7,206	2
Other trading liabilities	35	437	58	25	409	0
Negative market values from derivative financial instruments	4,756	250,879	8,930	4,430	315,145	8,200
Financial liabilities designated at fair value through profit or loss	0	52,043	878	0	45,622	960
Investment contract liabilities	0	560	0	0	526	0
Other financial liabilities at fair value	16	3,814 [2]	(168)[3]	799	3,573 [2]	(294)[3]
Total financial liabilities held at fair value	49,952	318,160	9,717	41,929	372,480	8,867

1 Amounts in this table are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments, as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of the Annual Report 2020.
2 Predominantly relates to derivatives qualifying for hedge accounting.
3
Relates to derivatives, which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated. The separated embedded derivatives may have a positive or a negative fair value but have been presented in this table to be consistent with the classification of the host contract. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications.
During the first quarter of 2021, the Group implemented a refinement to its levelling methodology with the effect that for certain trades where trade date profit was deferred, the fair value hierarchy classification is now based on current conditions rather than conditions that existed at the trade date. The impact of these changes was a movement from Level 3 to Level 2 of approximately € 1 billion of Positive market values from derivative financial instruments and € 200 million of Negative market values from derivative financial instruments.
Until June 30, 2021 there were transfers from Level 2 to Level 1 on trading securities (€ 6 billion of assets and € 8 billion of liabilities) and from Level 1 to Level 2 on trading securities (€ 3 billion of assets). The assessment of level 1 versus level 2 is based on liquidity testing procedures.
Valuation techniques
The Group has an established valuation control framework which governs internal control standards, methodologies, valuation techniques and procedures over the valuation process and fair value measurement.
The following is an explanation of the valuation techniques used in establishing the fair value of the different types of financial instruments that the Group trades.
Sovereign, Quasi-sovereign and Corporate Debt and Equity Securities – Where there are no recent transactions then fair value may be determined from the last market price adjusted for all changes in risks and information since that date. Where a close proxy instrument is quoted in an active market then fair value is determined by adjusting the proxy value for differences in the risk profile of the instruments. Where close proxies are not available then fair value is estimated using more complex modeling techniques. These techniques include discounted cash flow models using current market rates for credit, interest, liquidity and other risks. For equity securities modeling techniques may also include those based on earnings multiples.
66
Deutsche Bank	Information on the consolidated balance sheet
Interim Report as of June 30, 2021

Mortgage- and Other Asset-Backed Securities (MBS/ABS) include residential and commercial MBS and other ABS including CDOs. ABS have specific characteristics as they have different underlying assets and the issuing entities have different capital structures. The complexity increases further where the underlying assets are themselves ABS, as is the case with many of the CDO instruments.
Where no reliable external pricing is available, ABS are valued, where applicable, using either relative value analysis which is performed based on similar transactions observable in the market, or industry standard valuation models incorporating available observable inputs. The industry standard external models calculate principal and interest payments for a given deal based on assumptions that can be independently price tested. The inputs include prepayment speeds, loss assumptions (timing and severity) and a discount rate (spread, yield or discount margin). These inputs/assumptions are derived from actual transactions, external market research and market indices where appropriate.
Loans – For certain loans fair value may be determined from the market price on a recently occurring transaction adjusted for all changes in risks and information since that transaction date. Where there are no recent market transactions then broker quotes, consensus pricing, proxy instruments or discounted cash flow models are used to determine fair value. Discounted cash flow models incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan or CDS markets, where available and appropriate.
Leveraged loans can have transaction-specific characteristics which can limit the relevance of market-observed transactions. Where similar transactions exist for which observable quotes are available from external pricing services then this information is used with appropriate adjustments to reflect the transaction differences. When no similar transactions exist, a discounted cash flow valuation technique is used with credit spreads derived from the appropriate leveraged loan index, incorporating the industry classification, subordination of the loan, and any other relevant information on the loan and loan counterparty.
Over-The-Counter Derivative Financial Instruments – Market standard transactions in liquid trading markets, such as interest rate swaps, foreign exchange forward and option contracts in G7 currencies, and equity swap and option contracts on listed securities or indices are valued using market standard models and quoted parameter inputs. Parameter inputs are obtained from pricing services, consensus pricing services and recently occurring transactions in active markets wherever possible.
More complex instruments are modeled using more sophisticated modeling techniques specific for the instrument and are calibrated to available market prices. Where the model output value does not calibrate to a relevant market reference then valuation adjustments are made to the model output value to adjust for any difference. In less active markets, data is obtained from less frequent market transactions, broker quotes and through extrapolation and interpolation techniques. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions.
Financial Liabilities Designated at Fair Value through Profit or Loss under the Fair Value Option – The fair value of financial liabilities designated at fair value through profit or loss under the fair value option incorporates all market risk factors including a measure of the Group’s credit risk relevant for that financial liability. The financial liabilities include structured note issuances, structured deposits, and other structured securities issued by consolidated vehicles, which may not be quoted in an active market. The fair value of these financial liabilities is determined by discounting the contractual cash flows using the relevant credit-adjusted yield curve. The market risk parameters are valued consistently to similar instruments held as assets, for example, any derivatives embedded within the structured notes are valued using the same methodology discussed in the “Over-The-Counter Derivative Financial Instruments” section above.
Where the financial liabilities designated at fair value through profit or loss under the fair value option are collateralized, such as securities loaned and securities sold under repurchase agreements, the credit enhancement is factored into the fair valuation of the liability.
Investment Contract Liabilities – Assets which are linked to the investment contract liabilities are owned by the Group. The investment contract obliges the Group to use these assets to settle these liabilities. Therefore, the fair value of investment contract liabilities is determined by the fair value of the underlying assets (i.e. amount payable on surrender of the policies).
67
Deutsche Bank	Information on the consolidated balance sheet
Interim Report as of June 30, 2021

Analysis of financial instruments with fair value derived from valuation techniques containing significant unobservable parameters (Level 3)
Some of the instruments in Level 3 of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, according to IFRS they are required to be presented as gross assets and liabilities.
Trading securities – Certain illiquid emerging market corporate bonds and illiquid highly structured corporate bonds are included in this level of the hierarchy. In addition, some of the holdings of notes issued by securitization entities, commercial and residential MBS, collateralized debt obligation securities and other ABS are reported here. The increase in the period is mainly due to purchases, gains and net transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments partially offset by sales and settlements.
Positive and negative market values from derivative instruments categorized in this level of the fair value hierarchy are valued based on one or more significant unobservable parameters. The unobservable parameters may include certain correlations, certain longer-term volatilities, certain prepayment rates, credit spreads and other transaction-specific parameters.
Level 3 derivatives include certain options where the volatility is unobservable; certain basket options in which the correlations between the referenced underlying assets are unobservable; longer-term interest rate option derivatives; multi-currency foreign exchange derivatives; and certain credit default swaps for which the credit spread is not observable. The decrease in assets during the period are driven by losses and settlements partially offset by net transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments and the increase in liabilities during the period are driven by net transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments partially offset by gains and settlements.
Other trading instruments classified in Level 3 of the fair value hierarchy mainly consist of traded loans valued using valuation models based on one or more significant unobservable parameters. Level 3 loans comprise illiquid leveraged loans and illiquid residential and commercial mortgage loans. The decrease in the period refers to sales and settlements partially offset by purchases, gains, issuances and net transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments.
Non trading financial assets mandatory at fair value through profit or loss classified in Level 3 of fair value hierarchy consist of financial instruments included in other business model originated, acquired principally for the purpose of selling or repurchasing them in near future and unlisted equity instruments where there is no close proxy and the market is very illiquid. Additionally this classification includes any instrument for which the contractual cash flow characteristics are not SPPI. The decrease in the period is driven by sales, settlements and net transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments partially offset by purchases, issuances and gains.
Financial assets/liabilities designated at fair value through profit or loss – Certain corporate loans and structured liabilities which were designated at fair value through profit or loss under the fair value option are categorized in this level of the fair value hierarchy. The corporate loans are valued using valuation techniques which incorporate observable credit spreads, recovery rates and unobservable utilization parameters. Revolving loan facilities are reported in the third level of the hierarchy because the utilization in the event of the default parameter is significant and unobservable.
In addition, certain hybrid debt issuances designated at fair value through profit or loss containing embedded derivatives are valued based on significant unobservable parameters. These unobservable parameters include single stock volatility correlations. The increase in assets during the period is driven by issuances. The decrease in liabilities during the period is driven by settlements partially offset by net transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments, issuances and gains.
Financial assets at fair value through other comprehensive income include non-performing loan portfolios where there is no trading intent and the market is very illiquid. The increase in the period is driven by purchases, issuances, gains and transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments partially offset by sales and settlements.
68
Deutsche Bank	Information on the consolidated balance sheet
Interim Report as of June 30, 2021

Reconciliation of financial instruments classified in Level 3
	Jun 30, 2021
in € m.	Balance, beginning of year	Changes in the group of consoli- dated com- panies	Total gains/ losses[1]	Purchases	Sales	Issu- ances[2]	Settle- ments[3]	Transfers into Level 3[4]	Transfers out of Level 3[4]	Balance, end of period
Financial assets held at fair value:
Trading securities	3,066	0	394	1,709	(1,476)	0	(80)	663	(611)	3,666
Positive market values from derivative finan- cial instruments	8,725	0	(275)	0	0	0	(465)	2,951	(2,418)	8,518
Other trading assets	5,117	0	114	497	(1,439)	390	(592)	542	(477)	4,152
Non-trading financial assets mandatory at fair value through profit or loss	4,618	0	229	218	(184)	132	(207)	47	(506)	4,347
Financial assets designated at fair value through profit or loss	0	0	0	0	0	5	0	0	0	6
Financial assets at fair value through other comprehensive income	2,037	0	37 [5]	43	(22)	338	(236)	274	(220)	2,252
Other financial assets at fair value	20	0	(2)	0	0	0	0	3	(17)	4
Total financial assets held at fair value	23,583	0	496 [6,7]	2,468	(3,120)	865	(1,580)	4,479	(4,248)	22,943
Financial liabilities held at fair value:
Trading securities	2	0	0	0	0	0	(2)	18	(0)	18
Negative market values from derivative financial instruments	8,200	0	(656)	0	0	0	(166)	3,016	(1,464)	8,930
Other trading liabilities	0	0	(6)	0	0	0	0	64	0	58
Financial liabilities designated at fair value through profit or loss	960	0	(12)	0	0	45	(202)	180	(93)	878
Other financial liabilities at fair value	(294)	0	95	0	0	0	(8)	2	37	(168)
Total financial liabilities held at fair value	8,867	0	(579)[6,7]	0	0	45	(378)	3,281	(1,520)	9,717

1 Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets at fair value through other comprehensive income reported in the consolidated statement of income and unrealized net gains (losses) on financial assets at fair value through other comprehensive income and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in Level 1 or Level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within Level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.
2 Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
3 Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.
4 Transfers in and transfers out of Level 3 are related to changes in observability of input parameters. During the period they are recorded at their fair value at the beginning of year. For instruments transferred into Level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of Level 3 the table does not show any gains or losses or cash flows on the instruments during the period since the table is presented as if they have been transferred out at the beginning of the year.
5 Total gains and losses on financial assets mandatory at fair value through OCI include a gain of € 7 million recognized in other comprehensive income, net of tax.
6 This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a gain of € 168 million and for total financial liabilities held at fair value this is a loss of € 16 million.
7 For assets, positive balances represent gains, negative balances represent losses. For liabilities, positive balances represent losses, negative balances represent gains.
69
Deutsche Bank	Information on the consolidated balance sheet
Interim Report as of June 30, 2021

	Jun 30, 2020
in € m.	Balance, beginning of year	Changes in the group of consoli- dated com- panies	Total gains/ losses[1]	Purchases	Sales	Issu- ances[2]	Settle- ments[3]	Transfers into Level 3[4]	Transfers out of Level 3[4]	Balance, end of period
Financial assets held at fair value:
Trading securities	3,430	0	(72)	1,101	(1,477)	0	(135)	610	(421)	3,035
Positive market values from derivative finan- cial instruments	8,167	0	1,965	0	0	0	(307)	1,651	(1,560)	9,915
Other trading assets	6,137	0	(312)	490	(1,143)	919	(515)	660	(232)	6,004
Non-trading financial assets mandatory at fair value through profit or loss	5,278	0	(38)	161	(181)	199	(426)	667	(787)	4,872
Financial assets designated at fair value through profit or loss	7	0	0	0	0	0	0	0	(6)	1
Financial assets at fair value through other comprehensive income	1,050	0	(19)[5]	292	0	0	(99)	333	(246)	1,311
Other financial assets at fair value	363	0	1	0	0	0	(1)	79	(194)	249
Total financial assets held at fair value	24,431	0	1,525 [6,7]	2,044	(2,801)	1,118	(1,483)	4,000	(3,447)	25,387
Financial liabilities held at fair value:
Trading securities	2	0	(0)	0	0	0	(0)	0	(2)	0
Negative market values from derivative financial instruments	6,652	0	1,521	0	0	0	3	1,273	(1,318)	8,131
Other trading liabilities	38	0	(1)	0	0	0	(9)	0	(28)	0
Financial liabilities designated at fair value through profit or loss	1,954	0	(40)	0	0	146	(509)	180	(208)	1,522
Other financial liabilities at fair value	(34)	0	(221)	0	0	0	(1)	8	(44)	(292)
Total financial liabilities held at fair value	8,612	0	1,259 [6,7]	0	0	146	(516)	1,462	(1,601)	9,361

1 Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets at fair value through other comprehensive income reported in the consolidated statement of income and unrealized net gains (losses) on financial assets at fair value through other comprehensive income and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in Level 1 or Level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within Level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.
2 Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
3 Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.
4 Transfers in and transfers out of Level 3 are related to changes in observability of input parameters. During the period they are recorded at their fair value at the beginning of year. For instruments transferred into Level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of Level 3 the table does not show any gains or losses or cash flows on the instruments during the period since the table is presented as if they have been transferred out at the beginning of the year.
5 Total gains and losses on financial assets mandatory at fair value through OCI include a loss of € 14 million recognized in other comprehensive income, net of tax.
6 This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a loss of € 119 million and for total financial liabilities held at fair value this is a gain of € 12 million.
7 For assets, positive balances represent gains, negative balances represent losses. For liabilities, positive balances represent losses, negative balances represent gains.
70
Deutsche Bank	Information on the consolidated balance sheet
Interim Report as of June 30, 2021

Sensitivity analysis of unobservable parameters
Where the value of financial instruments is dependent on unobservable parameter inputs, the precise level for these parameters at the balance sheet date might be drawn from a range of reasonably possible alternatives. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence and in line with the Group’s approach to valuation control detailed above. Were the Group to have marked the financial instruments concerned using parameter values drawn from the extremes of the ranges of reasonably possible alternatives, as of June 30, 2021 it could have increased fair value by as much as € 1.8 billion or decreased fair value by as much as € 1.3 billion. As of December 31, 2020 it could have increased fair value by as much as € 1.8 billion or decreased fair value by as much as € 1.4 billion.
The changes in sensitive amounts from December 31, 2020 to June 30, 2021 were a reduction in positive fair value movement of € 63 million, and a reduction in negative fair value movement of € 27 million. The reductions in positive and negative fair value movements are largely aligned with the movements in Group Level 3 assets in the period. Level 3 assets reduced by 3%, from € 23.6 billion at December 31 2020 to € 22.9 billion at June 30 2021.
The change in positive fair value movements from December 31, 2020 to June 30, 2021 represents a 3 % reduction and the change in negative fair value movements represents a 2 % reduction. These decreases are aligned with the 3 % reduction in Group Level 3 Assets.
Our sensitivity calculation of unobservable parameters for Level 3 aligns to the approach used to assess valuation uncertainty for Prudent Valuation purposes. Prudent Valuation is a capital requirement for assets held at fair value. It provides a mechanism for quantifying and capitalizing valuation uncertainty in accordance with the European Commission Delegated Regulation (EU) 2016/101, which supplements Article 34 of Regulation (EU) No. 2019/876 (CRR), requiring institutions to apply a deduction from CET 1 the amount of any additional value adjustments on all assets measured at fair value calculated in accordance with Article 105(14). This utilizes exit price analysis performed for the relevant assets and liabilities in the Prudent Valuation assessment.
This disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of financial instruments for which valuation is dependent on unobservable input parameters. However, it is unlikely in practice that all unobservable parameters would be simultaneously at the extremes of their ranges of reasonably possible alternatives.
For many of the financial instruments considered here, in particular derivatives, unobservable input parameters represent only a subset of the parameters required to price the financial instrument, the remainder being observable. Hence for these instruments the overall impact of moving the unobservable input parameters to the extremes of their ranges might be relatively small compared with the total fair value of the financial instrument. For other instruments, fair value is determined based on the price of the entire instrument, for example, by adjusting the fair value of a reasonable proxy instrument. In addition, all financial instruments are already carried at fair values which are inclusive of valuation adjustments for the cost to close out that instrument and hence already factor in uncertainty as it reflects itself in market pricing. Any negative impact of uncertainty calculated within this disclosure, then, will be over and above that already included in the fair value contained in the financial statements.
71
Deutsche Bank	Information on the consolidated balance sheet
Interim Report as of June 30, 2021

Breakdown of the sensitivity analysis by type of instrument1
	Jun 30, 2021		Dec 31, 2020
in € m.	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives
Securities:
Debt securities	435	326	287	201 [2]
Commercial mortgage-backed securities	12	21	9	22
Mortgage and other asset-backed securities	9	7	20	12
Corporate, sovereign and other debt securities	414	297	259	167 [2]
Equity securities	77	59	83	57 [2]
Derivatives:
Credit	157	115	283	185
Equity	219	203	257	238
Interest related	307	269	306	266
Foreign exchange	35	30	37	32
Other	109	91	93	82
Loans:
Loans	426	247	483	306
Other	0	0	0	0
Total	1,766	1,340	1,829	1,367

1 Where the exposure to an unobservable parameter is offset across different instruments then only the net impact is disclosed in the table.
2 Reassessment of trades have resulted a reclassification in Negative fair value movement from using reasonable possible alternatives in ‘Corporate, sovereign and other debt securities’ from ‘Equity securities’
Quantitative information about the sensitivity of significant unobservable inputs
The behavior of the unobservable parameters on Level 3 fair value measurement is not necessarily independent, and dynamic relationships often exist between the other unobservable parameters and the observable parameters. Such relationships, where material to the fair value of a given instrument, are explicitly captured via correlation parameters, or are otherwise controlled via pricing models or valuation techniques. Frequently, where a valuation technique utilizes more than one input, the choice of a certain input will bound the range of possible values for other inputs. In addition, broader market factors (such as interest rates, equity, credit or commodity indices or foreign exchange rates) can also have effects.
The range of values shown below represents the highest and lowest inputs used to value the significant exposures within Level 3. The diversity of financial instruments that make up the disclosure is significant and therefore the ranges of certain parameters can be large. For example, the range of credit spreads on mortgage backed securities represents performing, more liquid positions with lower spreads than the less liquid, non-performing positions which will have higher credit spreads. As Level 3 contains the less liquid fair value instruments, the wide ranges of parameters seen is to be expected, as there is a high degree of pricing differentiation within each exposure type to capture the relevant market dynamics. There follows a brief description of each of the principle parameter types, along with a commentary on significant interrelationships between them.
Credit Parameters are used to assess the creditworthiness of an exposure, by enabling the probability of default and resulting losses of a default to be represented. The credit spread is the primary reflection of creditworthiness and represents the premium or yield return above the benchmark reference instrument (typically LIBOR, or relevant Treasury Instrument, depending upon the asset being assessed), that a bond holder would require to allow for the credit quality difference between that entity and the reference benchmark. Higher credit spreads will indicate lower credit quality, and lead to a lower value for a given bond, or other loan-asset that is to be repaid to the Bank by the borrower. Recovery Rates represent an estimate of the amount a lender would receive in the case of a default of a loan, or a bond holder would receive in the case of default of the bond. Higher recovery rates will give a higher valuation for a given bond position, if other parameters are held constant. Constant Default Rate (CDR) and Constant Prepayment Rate (CPR) allow more complex loan and debt assets to be assessed, as these parameters estimate the ongoing defaults arising on scheduled repayments and coupons, or whether the borrower is making additional (usually voluntary) prepayments. These parameters are particularly relevant when forming a fair value opinion for mortgage or other types of lending, where repayments are delivered by the borrower through time, or where the borrower may pre-pay the loan (seen for example in some residential mortgages). Higher CDR will lead to lower valuation of a given loan or mortgage as the lender will ultimately receive less cash.
72
Deutsche Bank	Information on the consolidated balance sheet
Interim Report as of June 30, 2021

Interest rates, credit spreads, inflation rates, foreign exchange rates and equity prices are referenced in some option instruments, or other complex derivatives, where the payoff a holder of the derivative will receive is dependent upon the behavior of these underlying references through time. Volatility parameters describe key attributes of option behavior by enabling the variability of returns of the underlying instrument to be assessed. This volatility is a measure of probability, with higher volatilities denoting higher probabilities of a particular outcome occurring. The underlying references (interest rates, credit spreads etc.) have an effect on the valuation of options, by describing the size of the return that can be expected from the option. Therefore the value of a given option is dependent upon the value of the underlying instrument, and the volatility of that instrument, representing the size of the payoff, and the probability of that payoff occurring. Where volatilities are high, the option holder will see a higher option value as there is greater probability of positive returns. A higher option value will also occur where the payoff described by the option is significant.
Correlations are used to describe influential relationships between underlying references where a derivative or other instrument has more than one underlying reference. Behind some of these relationships, for example commodity correlation and interest rate-foreign exchange correlations, typically lie macroeconomic factors such as the impact of global demand on groups of commodities, or the pricing parity effect of interest rates on foreign exchange rates. More specific relationships can exist between credit references or equity stocks in the case of credit derivatives and equity basket derivatives, for example. Credit correlations are used to estimate the relationship between the credit performance of a range of credit names, and stock correlations are used to estimate the relationship between the returns of a range of equities. A derivative with a correlation exposure will be either long- or short-correlation. A high correlation suggests a strong relationship between the underlying references is in force, and this will lead to an increase in value of a long-correlation derivative. Negative correlations suggest that the relationship between underlying references is opposing, i.e., an increase in price of one underlying reference will lead to a reduction in the price of the other.
An EBITDA (‘earnings before interest, tax, depreciation and amortization’) multiple approach can be used in the valuation of less liquid securities. Under this approach the enterprise value (‘EV’) of an entity can be estimated via identifying the ratio of the EV to EBITDA of a comparable observable entity and applying this ratio to the EBITDA of the entity for which a valuation is being estimated. Under this approach a liquidity adjustment is often applied due to the difference in liquidity between the generally listed comparable used and the company under valuation. A higher EV/EBITDA multiple will result in a higher fair value.
73
Deutsche Bank	Information on the consolidated balance sheet
Interim Report as of June 30, 2021

Financial instruments classified in Level 3 and quantitative information about unobservable inputs
	Jun 30, 2021
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)1	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value – Non-Derivative financial instruments held at fair value
Mortgage- and other asset-backed securities held for trading:
Commercial mortgage-backed securities	36	0	Price based	Price	0%	112%
			Discounted cash flow	Credit spread (bps)	80	1,220
Mortgage- and other asset-backed securities	108	0	Price based	Price	0%	105%
			Discounted cash flow	Credit spread (bps)	0	1,130
				Recovery rate	60%	100%
				Constant default rate	0%	3%
				Constant prepayment rate	0%	26%
Total mortgage- and other asset-backed securities	144	0
Debt securities and other debt obligations	4,753	835	Price based	Price	0%	198%
Held for trading	3,148	18	Discounted cash flow	Credit spread (bps)	12	542
Corporate, sovereign and other debt securities	3,148
Non-trading financial assets mandatory at fair value through profit or loss	1,432
Designated at fair value through profit or loss	0	817
Financial assets at fair value through other comprehensive income	173
Equity securities	1,046	0	Market approach	Price per net asset value	0%	106%
Held for trading	374	0		Enterprise value/EBITDA (multiple)	5	17
Non-trading financial assets mandatory at fair value through profit or loss	672		Discounted cash flow	Weighted average cost capital	8%	20%
			Price based	Price	0%	100%
Loans	6,978	58	Price based	Price	0%	326%
Held for trading	4,137	58	Discounted cash flow	Credit spread (bps)	160	1,764
Non-trading financial assets mandatory at fair value through profit or loss	758			Recovery rate	10%	85%
Designated at fair value through profit or loss	5	0
Financial assets at fair value through other comprehensive income	2,079
Loan commitments	0	2	Discounted cash flow	Credit spread (bps)	6	3,038
				Recovery rate	10%	100%
			Loan pricing model	Utilization	0%	100%
Other financial instruments	1,504 [2]	65 [3]	Discounted cash flow	IRR	7%	16%
				Repo rate (bps.)	(2)	300
Total non-derivative financial instruments held at fair value	14,425	961

1 Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.
2 Other financial assets include € 15 million of other trading assets and € 1.5 billion of other non-trading financial assets mandatory at fair value.
3 Other financial liabilities include € 59 million of securities sold under repurchase agreements designated at fair value and € 6 million of other financial liabilities designated at fair value.
74
Deutsche Bank	Information on the consolidated balance sheet
Interim Report as of June 30, 2021

	Dec 31, 2020
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)1	Significant unobservable input(s) (Level 3)		Range
Financial instruments held at fair value – Non-Derivative financial instruments held at fair value
Mortgage- and other asset-backed securities held for trading:
Commercial mortgage-backed securities	28	0	Price based	Price	0%	114%
			Discounted cash flow	Credit spread (bps)	133	1,270
Mortgage- and other asset-backed securities	155	0	Price based	Price	0%	106%
			Discounted cash flow	Credit spread (bps)	109	1,295
				Recovery rate	10%	90%
				Constant default rate	1%	2%
				Constant prepayment rate	1%	25%
Total mortgage- and other asset-backed securities	183	0
Debt securities and other debt obligations	4,625	769	Price based	Price	0%	200%
Held for trading	2,813	2	Discounted cash flow	Credit spread (bps)	21	544
Corporate, sovereign and other debt securities	2,813
Non-trading financial assets mandatory at fair value through profit or loss	1,652
Designated at fair value through profit or loss	0	768
Financial assets at fair value through other comprehensive income	160
Equity securities	727	0	Market approach	Price per net asset value	42%	100%
Held for trading	70	0		Enterprise value/EBITDA (multiple)	5	23
Non-trading financial assets mandatory at fair value through profit or loss	657		Discounted cash flow	Weighted average cost capital	8%	20%
			Price based	Price	0%	108%
Loans	7,888	0	Price based	Price	0%	373%
Held for trading	5,101	0	Discounted cash flow	Credit spread (bps)	51	2,233
Non-trading financial assets mandatory at fair value through profit or loss	910			Recovery rate	20%	85%
Financial assets at fair value through other comprehensive income	1,877
Loan commitments	0	1	Discounted cash flow	Credit spread (bps)	6	2,444
				Recovery rate	25%	100%
			Loan pricing model	Utilization	0%	100%
Other financial instruments	1,432 [2]	198 [3]	Discounted cash flow	IRR	7%	16%
				Repo rate (bps.)	0	75
Total non-derivative financial instruments held at fair value	14,854	968

1Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.
2 Other financial assets include € 16 million of other trading assets and € 1.4 billion of other non-trading financial assets mandatory at fair value.
3 Other financial liabilities include € 192 million of securities sold under repurchase agreements designated at fair value and € 6 million of other financial liabilities designated at fair value .
75
Deutsche Bank	Information on the consolidated balance sheet
Interim Report as of June 30, 2021

Jun 30, 2021
Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments:
Interest rate derivatives	4,963	4,526	Discounted cash flow	Swap rate (bps)	(70)	843
				Inflation swap rate	0%	3%
				Constant default rate	0%	15%
				Constant prepayment rate	5%	23%
			Option pricing model	Inflation volatility	0%	9%
				Interest rate volatility	0%	22%
				IR - IR correlation	(25) %	99%
				Hybrid correlation	(70) %	100%
Credit derivatives	747	589	Discounted cash flow	Credit spread (bps)	0	1,086
				Recovery rate	0%	40%
			Correlation pricing model	Credit correlation	16%	84%
Equity derivatives	777	2,265	Option pricing model	Stock volatility	4%	99%
				Index volatility	8%	81%
				Index - index correlation	75%	91%
				Stock - stock correlation	41%	60%
				Stock Forwards	0%	5%
				Index Forwards	0%	5%
FX derivatives	1,214	1,142	Option pricing model	Volatility	(17) %	33%
				Quoted Vol	0%	0%
Other derivatives	816	234 [1]	Discounted cash flow	Credit spread (bps)	–	–
			Option pricing model	Index volatility	0%	98%
				Commodity correlation	0%	0%
Total market values from derivative financial instruments	8,518	8,756

1 Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.
76
Deutsche Bank	Information on the consolidated balance sheet
Interim Report as of June 30, 2021

Dec 31, 2020
Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments:
Interest rate derivatives	4,708	4,025	Discounted cash flow	Swap rate (bps)	(77)	787
				Inflation swap rate	1%	3%
				Constant default rate	0%	10%
				Constant prepayment rate	2%	30%
			Option pricing model	Inflation volatility	0%	8%
				Interest rate volatility	0%	19%
				IR - IR correlation	(25) %	97%
				Hybrid correlation	(70) %	100%
Credit derivatives	575	585	Discounted cash flow	Credit spread (bps)	0	1,759
				Recovery rate	0%	77%
			Correlation pricing model	Credit correlation	31%	63%
Equity derivatives	800	1,916	Option pricing model	Stock volatility	4%	85%
				Index volatility	17%	75%
				Index - index correlation	68%	96%
				Stock - stock correlation	41%	67%
				Stock Forwards	0%	5%
				Index Forwards	0%	4%
FX derivatives	1,749	1,427	Option pricing model	Volatility	(16) %	42%
				Quoted Vol	0%	0%
Other derivatives	898	(54)[1]	Discounted cash flow	Credit spread (bps)	–	–
			Option pricing model	Index volatility	0%	113%
				Commodity correlation	16%	52%
Total market values from derivative financial instruments	8,729	7,899

1Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.
77
Deutsche Bank	Information on the consolidated balance sheet
Interim Report as of June 30, 2021

Unrealized gains or losses on Level 3 instruments held or in issue at the reporting date
The unrealized gains or losses on Level 3 Instruments are not due solely to unobservable parameters. Many of the parameter inputs to the valuation of instruments in this level of the hierarchy are observable and the gain or loss is partly due to movements in these observable parameters over the period. Many of the positions in this level of the hierarchy are economically hedged by instruments which are categorized in other levels of the fair value hierarchy. The offsetting gains and losses that have been recorded on all such hedges are not included in the table below, which only shows the gains and losses related to the Level 3 classified instruments themselves held at the reporting date in accordance with IFRS 13. The unrealized gains and losses on Level 3 instruments are included in both net interest income and net gains on financial assets/liabilities at fair value through profit or loss in the consolidated income statement.
	Six months ended
in € m.	Jun 30, 2021	Jun 30, 2020
Financial assets held at fair value:
Trading securities	298	(30)
Positive market values from derivative financial instruments	184	2,300
Other trading assets	64	(207)
Non-trading financial assets mandatory at fair value through profit or loss	156	40
Financial assets designated at fair value through profit or loss	1	1
Financial assets at fair value through other comprehensive income	3	(0)
Other financial assets at fair value	(3)	8
Total financial assets held at fair value	702	2,111
Financial liabilities held at fair value:
Trading securities	0	0
Negative market values from derivative financial instruments	159	(1,787)
Other trading liabilities	6	0
Financial liabilities designated at fair value through profit or loss	14	41
Other financial liabilities at fair value	(95)	219
Total financial liabilities held at fair value	84	(1,527)
Total	785	584

Recognition of trade date profit
If there are significant unobservable inputs used in a valuation technique, the financial instrument is recognized at the transaction price and any trade date profit is deferred. The table below presents the year-to-year movement of the trade date profits deferred due to significant unobservable parameters for financial instruments classified at fair value through profit or loss. The balance is predominantly related to derivative instruments.
in € m.	Jun 30, 2021	Jun 30, 2020
Balance, beginning of year	454	441
New trades during the period	55	205
Amortization	(77)	(70)
Matured trades	(47)	(85)
Subsequent move to observability	(0)	(9)
Exchange rate changes	1	(1)
Balance, end of period	386	480

78
Deutsche Bank	Information on the consolidated balance sheet
Interim Report as of June 30, 2021

Fair value of financial instruments not carried at fair value
This section should be read in conjunction with Note 14 “Fair Value of Financial Instruments not carried at Fair Value” of the Group’s Annual Report 2020.
The valuation techniques used to establish fair value for the Group’s financial instruments which are not carried at fair value in the balance sheet are consistent with those outlined in Note 13 “Financial Instruments carried at Fair Value” of the Group’s Annual Report 2020.
Financial instruments not carried at fair value are not managed on a fair value basis, for example, retail loans and deposits and credit facilities extended to corporate clients. For these instruments fair values are calculated for disclosure purposes only and do not impact the balance sheet or income statement. Additionally, since the instruments generally do not trade there is significant management judgment required to determine these fair values.
Estimated fair value of financial instruments not carried at fair value on the balance sheet1
	Jun 30, 2021		Dec 31, 2020
in € m.	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and central bank balances	198,268	198,268	166,208	166,208
Interbank balances (w/o central banks)	8,359	8,359	9,130	9,132
Central bank funds sold and securities purchased under resale agreements	8,519	8,528	8,533	8,519
Securities borrowed	33	33	0	0
Loans	440,747	446,302	426,691	434,442
Other financial assets	120,688	120,930	94,069	94,393

Financial liabilities:
Deposits	581,490	581,804	567,745	568,172
Central bank funds purchased and securities sold under repurchase agreements	3,144	3,141	2,325	2,328
Securities loaned	1,123	1,123	1,697	1,697
Other short-term borrowings	3,428	3,430	3,553	3,556
Other financial liabilities	115,371	115,371	96,602	96,602
Long-term debt	149,139	151,534	149,163	150,691
Trust preferred securities	1,044	1,095	1,321	1,069

1 Amounts are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of the Group’s Annual Report 2020.
79
Deutsche Bank	Information on the consolidated balance sheet
Interim Report as of June 30, 2021

Shares issued and outstanding
in million	Jun 30, 2021	Dec 31, 2020
Shares issued	2,066.8	2,066.8
Shares in treasury	3.0	1.3
Of which:
Buyback	3.0	1.3
Other	0.0	0.0
Shares outstanding	2,063.7	2,065.4

Allowance for credit losses
Development of allowance for credit losses for financial assets at amortized cost
	Six months ended Jun 30, 2021
	Allowance for credit losses[5]
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	544	648	3,614	139	4,946
Movements in financial assets including new business	(201)	101	237	17	154
Transfers due to changes in creditworthiness¹	98	(113)	15		0
Changes due to modifications that did not result in derecognition
Changes in models	0	0	0	0	0
Financial assets that have been derecognized during the period²	0	0	(226)	0	(226)
Recovery of written off amounts	0	0	26	8	33
Foreign exchange and other changes	8	(3)	(28)	2	(21)
Balance, end of reporting period	448	634	3,638	166	4,886

Provision for credit losses excluding country risk[3,4]	(104)	(12)	252	17	154

1 Transfers due to changes in creditworthiness” shows the CLA Movements due to stage transfer prior to ECL remeasurement.
2 This position includes charge offs of allowance for credit losses.
3 Movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models add up to Provision for Credit Losses excluding country risk.
4 Credit Loss Provision does include € 5 million reimbursement gain as of June 30, 2021.
5 Allowance for credit losses does not include allowance for country risk amounting to € 4 million as of June 30, 2021.
	Six months ended Jun 30, 2020
	Allowance for credit losses[5]
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	549	492	3,015	36	4,093
Movements in financial assets including new business	108	401	668	71	1,248
Transfers due to changes in creditworthiness¹	39	(93)	54		0
Changes due to modifications that did not result in derecognition
Changes in models	0	0	0	0	0
Financial assets that have been derecognized during the period²	0	0	(280)	0	(280)
Recovery of written off amounts	0	0	23	0	23
Foreign exchange and other changes	(14)	(5)	(43)	14	(47)
Balance, end of reporting period	683	796	3,438	121	5,037

Provision for credit losses excluding country risk[3,4]	148	308	722	71	1,248

1 Transfers due to changes in creditworthiness” shows the CLA Movements due to stage transfer prior to ECL remeasurement.
2 This position includes charge offs of allowance for credit losses.
3 The above table breaks down the impact on provision for credit losses from movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models.
4 Credit Loss Provision does include € 42 million reimbursement gain as of June 30, 2020.
5 Allowance for credit losses does not include allowance for country risk amounting to € 5 million as of June 30, 2020.
80
Deutsche Bank	Information on the consolidated balance sheet
Interim Report as of June 30, 2021

Development of allowance for credit losses for off-balance sheet positions
	Six months ended Jun 30, 2021
	Allowance for credit losses[3]
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	144	74	200	0	419
Movements including new business	(41)	21	(3)	0	(23)
Transfers due to changes in creditworthiness[1]	(5)	1	4		0
Changes in models	0	0	0	0	0
Foreign exchange and other changes	2	5	(2)	0	4
Balance, end of reporting period	100	101	199	0	400
of which: Financial guarantees	64	61	143	0	268
Provision for credit losses excluding country risk[2]	(46)	22	1	0	(23)

1 Transfers due to changes in creditworthiness” shows the CLA Movements due to stage transfer prior to ECL remeasurement.
2 The above table breaks down the impact on provision for credit losses from movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models.
3 Allowance for credit losses does not include allowance for country risk amounting to € 5 million as of June 30, 2021.
	Six months ended Jun 30, 2020
	Allowance for credit losses[3]
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	128	48	166	0	342
Movements including new business	1	33	2	0	35
Transfers due to changes in creditworthiness[1]	(2)	0	1		0
Changes in models	0	0	0	0	0
Foreign exchange and other changes	7	8	11	0	26
Balance, end of reporting period	134	89	180	0	403

Provision for credit losses excluding country risk[2]	(1)	33	4	0	35

1 Transfers due to changes in creditworthiness” shows the CLA Movements due to stage transfer prior to ECL remeasurement.
2 The above table breaks down the impact on provision for credit losses from movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models.
3 Allowance for credit losses does not include allowance for country risk amounting to € 4 million as of June 30, 2020 .
Provisions
As of June 30, 2021, the Group recognized € 2.6 billion (December 31, 2020: € 2.4 billion) in provisions on its balance sheet. These relate to operational risk, civil litigation, regulatory enforcement, restructuring, allowances for credit related off-balance sheet positions and other matters, including bank levies. The consolidated financial statements contained in our Annual Report 2020 describe our provisions as of December 31, 2020, in Note 19 “Allowance for credit losses”, and Note 27 “Provisions”.
Civil litigation and regulatory enforcement matters
Within provisions as of June 30, 2021, the Group recognized provisions relating to civil litigation of € 0.5 billion (December 31, 2020: € 0.4 billion) and provisions relating to regulatory enforcement matters of € 0.4 billion (December 31, 2020: € 0.5 billion). For some matters for which the Group believes an outflow of funds is probable, no provisions were recognized, as the Group could not reliably estimate the amount of the potential outflow.
For the matters for which a reliable estimate can be made, the Group currently estimates that, as of June 30, 2021, the aggregate future loss of which the possibility is more than remote but less than probable is approximately € 2.0 billion for civil litigation matters (December 31, 2020: € 2.1 billion) and € 0.1 billion for regulatory enforcement matters (December 31, 2020: € 0.2 billion). These figures include matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party. For other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is more than remote but less than probable but the amount is not reliably estimable, and accordingly such matters are not included in the contingent liability estimates. For still other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is remote and therefore has neither recognized a provision nor included them in the contingent liability estimates.
Note 27 “Provisions” to the consolidated financial statements contained in our Annual Report 2020 sets forth, in the section thereof captioned “Current Individual Proceedings”, descriptions as of the date of such consolidated financial statements of civil litigation and regulatory enforcement matters or groups of matters for which the Group has taken material provisions, or for which there are material contingent liabilities that are more than remote, or for which there is the possibility of material business or reputational risk; similar matters are grouped together and some matters consist of a number of proceedings or claims. The disclosed matters include matters for which the possibility of a loss is more than remote but for which the Group cannot reliably estimate the possible loss.
81
Deutsche Bank	Information on the consolidated balance sheet
Interim Report as of June 30, 2021

BGH. On April 27, 2021, the German Federal Court of Justice (BGH) issued a ruling that certain clauses used in the Bank’s General Terms and Conditions, which assume the customer consents following a notice and non-objection period, are void in relation to consumers (Verbraucher). The Group received the written reasoning for this judgment on May 27, 2021. The relevant clauses were widely used in the German banking industry. The BGH overturned the prior decisions of both the Regional Court and Higher Regional Court of Cologne, which had dismissed the claim brought forward by a consumer protection association. As a result of this ruling, fees introduced or increased on the basis of this modification mechanism are potentially ineffective and consumers (Verbraucher) can claim repayment of respective banking fees for periods starting 2018. The Group has established a civil litigation class provision of € 130 million in the second quarter of this year with respect to this matter.
Long-term debt
in € m.	Jun 30, 2021	Dec 31, 2020
Senior debt:
Bonds and notes
Fixed rate	67,011	67,496
Floating rate	21,275	25,895
Other	52,112	48,103
Subordinated debt:
Bonds and notes
Fixed rate	7,102	6,049
Floating rate	1,346	1,303
Other	293	316
Total long-term debt	149,139	149,163

82
Deutsche Bank	Other financial information
Interim Report as of June 30, 2021

Other financial information

Credit related commitments and contingent liabilities
Lending commitments and lending related contingent liabilities
In the normal course of business the Group regularly enters into irrevocable lending commitments, including fronting commitments as well as contingent liabilities consisting of financial and performance guarantees, standby letters of credit and indemnity agreements on behalf of its customers. Under these contracts the Group is required to perform under an obligation agreement or to make payments to the beneficiary based on third party’s failure to meet its obligations. For these instruments it is not known to the Group in detail if, when and to what extent claims will be made. In the event that the Group has to pay out cash in respect of its fronting commitments, the Group would immediately seek reimbursement from the other syndicate lenders. The Group considers all the above instruments in monitoring the credit exposure and may require collateral to mitigate inherent credit risk. If the credit risk monitoring provides sufficient perception about a loss from an expected claim, a provision is established and recorded on the balance sheet.
The following table shows the Group’s revocable lending commitments, irrevocable lending commitments and lending related contingent liabilities without considering collateral or provisions. It shows the maximum potential utilization of the Group in case all these liabilities entered into must be fulfilled. The table therefore does not show the expected future cash flows from these liabilities as many of them will expire without being drawn and arising claims will be honored by the customers or can be recovered from proceeds of arranged collateral.
in € m.	Jun 30, 2021	Dec 31, 2020
Irrevocable lending commitments	178,517	165,643
Revocable lending commitments	50,666	50,233
Contingent liabilities	52,738	47,978
Total	281,922	263,854

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Other commitments and other contingent liabilities
The following table shows the Group’s other irrevocable commitments and other contingent liabilities without considering collateral or provisions. It shows the maximum potential utilization of the Group in case all these liabilities entered into must be fulfilled. The table therefore does not show the expected future cash flows from these liabilities as many of them will expire without being drawn and arising claims will be honored by the customers or can be recovered from proceeds of arranged collateral.
in € m.	Jun 30, 2021	Dec 31, 2020
Other commitments	151	144
Other contingent liabilities	76	73
Total	227	217

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Irrevocable payment commitments with regard to levies
Irrevocable payment commitments related to bank levy according to Bank Recovery and Resolution Directive (BRRD), the Single Resolution Fund (SRF) and to the German deposit protection schemes amounted to € 1.0 billion as of June 30, 2021 and to € 915.6 million as of December 31, 2020.
83
Deutsche Bank	Other financial information
Interim Report as of June 30, 2021

Related party transactions

Parties are considered to be related if one party has the ability to directly or indirectly control the other party or exercise significant influence over the other party in making financial or operational decisions. The Group’s related parties include:
  – key management personnel including close family members and entities which are controlled, significantly influenced by, or for which significant voting power is held by key management personnel or their close family members,
  – subsidiaries, joint ventures and associates and their respective subsidiaries, and
  – post-employment benefit plans for the benefit of Deutsche Bank employees.
Transactions with key management personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank Group, directly or indirectly. The Group considers the members of the Management Board as currently mandated and the Supervisory Board of the parent company to constitute key management personnel for purposes of IAS 24. Among the Group’s transactions with key management personnel as of June 30, 2021, were loans and commitments of € 6 million and deposits of € 20 million. As of December 31, 2020, there were loans and commitments of € 8 million and deposits of € 21 million among the Group’s transactions with key management personnel. In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.
Transactions with subsidiaries, associates and joint ventures
Transactions between Deutsche Bank AG and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Group and its associated companies and joint ventures and their respective subsidiaries also qualify as related party transactions.
Transactions for subsidiaries, joint ventures and associates are presented combined in below table as these are not material individually.
Loans issued and guarantees granted
in € m.	Jun 30, 2021	Dec 31, 2020
Loans outstanding, beginning of period	214	228
Net movement in loans during the period	104	(19)
Changes in the group of consolidated companies	0	0
Exchange rate changes/other	(192)	5
Loans outstanding, end of period[1]	126	214

Other credit risk related transactions:
Allowance for loan losses	0	0
Provision for loan losses	0	0
Guarantees and commitments	130	42

1 There were no past due loans as of June 30, 2021 and December 31, 2020. For the above loans, the Group held collateral of € 5 million and € 5 million as of June 30, 2021 and December 31, 2020, respectively.
Deposits received
in € m.	Jun 30, 2021	Dec 31, 2020
Deposits, beginning of period	49	58
Net movement in deposits during the period	1	(8)
Changes in the group of consolidated companies	0	0
Exchange rate changes/other	0	(0)
Deposits, end of period	50	49

84
Deutsche Bank	Other financial information
Interim Report as of June 30, 2021

Other transactions
Trading assets and positive market values from derivative financial transactions with associated companies amounted to € 28 million as of June 30, 2021, and € 1 million as of December 31, 2020. Trading liabilities and negative market values from derivative financial transactions with associated companies were € 0 million as of June 30, 2021, and € 0 million as of December 31, 2020.
Other assets related to transactions with associated companies amounted to € 69 million as of June 30, 2021, and € 55 million as of December 31, 2020. Other liabilities related to transactions with associated companies were € 2 million as of June 30, 2021, and € 2 million as of December 31, 2020.
Transactions with pension plans
The Group has business relationships with a number of pension plans pursuant to which it provides financial services, including investment management. Pension funds may hold or trade Deutsche Bank AG shares or securities. As of June 30, 2021, transactions with these plans were not material for the Group.
Non-current assets and disposal groups held for sale
Within the balance sheet, non-current assets and disposal groups held for sale are reported in Other assets and Other liabilities. This note provides further explanation on the nature and the financial impact of the non-current assets and disposal groups held for sale as of June 30, 2021.
Non-current assets and disposal groups held for sale at the reporting date
Total assets held for sale amounted to €  4.4 billion as of June 30, 2021 (December 31, 2020: € 6.1 billion) and the disposal groups included liabilities of € 8.7 billion as of June 30, 2021 (December 31, 2020: € 9.9 billion). As of June 30, 2021, there were no unrealized net gains or losses (December 31, 2020: € 0 million) relating to non-current assets and disposal groups classified as held for sale recognized directly in accumulated other comprehensive income (loss).
Following on from its formation as a disposal group held for sale in the fourth quarter 2019, the transfer of the Global Prime Finance and Electronic Equities platform to BNP Paribas S.A. continues to remain on track. As of June 30, 2021, the respective disposal group established in CRU contains assets (€ 4.4 billion) and liabilities (€ 8.7 billion), mainly comprised of financial instruments. These will in general either be novated to BNP Paribas, or the balances will be closed out between Deutsche Bank and the counterparties and simultaneously the clients would enter into the equivalent transactions with BNP Paribas. The Group still expects the transaction to unwind by the end of 2021 with client transactions, IT hardware and software and employees to be transferred over the period.
Interest rate benchmark reform
In recent years, transactions in the unsecured short-term financing market, which IBOR interest rate benchmarks seek to measure, have significantly reduced. As a result, IBOR reform projects have been initiated under the leadership of the Financial Stability Board (FSB) and central bank working groups, which aim to create alternative and robust benchmark interest rates or so-called risk-free rates (“RFRs”).
85
Deutsche Bank	Other financial information
Interim Report as of June 30, 2021

Some reforms are already effective while others are still to be implemented or are under consideration. In 2019, EURIBOR was reformed to comply with the EU financial benchmarks regulation and continues to be available. Effective October 2, 2019, the administrator of EONIA has changed the way it calculates EONIA, so that it is now based on the “€STR” euro short-term rate €STR. EONIA will cease to exist from January 3, 2022. In addition, on July 27, 2020 the discounting methodology of Euro denominated interest rate derivatives centrally cleared through LCH, EUREX and CME changed from EONIA to €STR. This change in discounting methodology impacted the fair value of the derivatives and was offset with a compensating cash payment or receipt so there was no value transfer or impact to the Group’s consolidated income statement. A similar change for USD denominated interest rate derivatives centrally cleared changed its discounting from Federal Funds Rate to SOFR occurred on October 19, 2020. The change in discounting to SOFR did not have a material impact to the Group’s consolidated income statement. In December 2020, the administrator of LIBOR consulted on its intention to cease publication of GBP, CHF, JPY, EUR and certain USD settings after December 31, 2021, and additionally, to cease publication of the remaining USD LIBOR settings after June 30, 2023. On March 5, 2021, the Financial Conduct Authority (FCA) announced, in line with the administrator’s earlier consultation, that most CHF, GBP, JPY and EUR LIBOR benchmarks, and some USD LIBOR benchmarks, would cease publication at the end of 2021. Three JPY LIBOR and three GBP LIBOR benchmarks will continue in ‘synthetic’ form for limited periods after 2021 but in such form will be non-representative of the market and unavailable for use in new products. The remaining USD LIBOR benchmarks will continue to be published until the end of June 2023, with a decision about whether to continue any of them in ‘synthetic’ and thus non-representative form to be taken closer to that date.
The following table shows the notional values of financial instruments, external to the Group, which reference IBORs where it is expected that there will no longer be a requirement to quote IBOR rates. The table includes those financial instruments with a maturity date that extends past the date when the requirement to submit quotes is expected to end. For the IBOR rates disclosed below, the financial instruments maturity is past December 31, 2021, except for USD LIBOR referenced contracts with tenors other than 1-week or 2-months where the date is for those maturing after June 30, 2023.
	Jun 30,2021
in € m.	USD IBOR	GBP IBOR	CHF IBOR	JPY IBOR	EONIA	Other IBORs	Multiple basis[1]
Non-Derivative Financial assets:
Bonds (floating rate notes)	394	-	-	-	-	-	-
Securitizations	80	16	-	-	-	-	-
Syndicated Loans	24,739	3,702	907	39	-	365	-
Repurchase agreements / Other Secured Lending	286	-	-	-	-	-	-
Loans / Advances (Total Limit)	10,223	3,513	168	150	1,279	454	-
Retail / Commercial Mortgages	293	-	-	53	-	-	-
Other	998	143	-	-	-	-	-
Derivative Financial assets: [2]
Interest Rate Derivatives – Exchange Traded	15,987	81,621	2,396	-	-	-	-
Interest Rate Derivatives – OTC	1,561,120	740,229	71,273	499,656	286,856	34,061	5
Other OTC Derivatives	188,453	6,163	1,562	854	-	47	163,874
Total financial assets	1,802,574	835,387	76,307	500,753	288,135	34,927	163,879

Non-Derivative Financial liabilities:
Bonds (floating rate notes)	6,376	758	-	21	-	-	-
Securitizations	11	8	-	-	-	-	-
Deposits	3,222	0	-	19	21,993	-	-
Other	35	2	-	-	-	-	-
Derivative Financial liabilities: [2]
Interest Rate Derivatives – OTC	1,552,468	762,906	67,577	478,371	300,901	31,696	1
Other OTC Derivatives	182,610	7,729	2,614	5,431	139	71	160,427
Total financial liabilities	1,744,722	771,403	70,191	483,843	323,033	31,767	160,428

Off-balance sheet:
Loan Commitments	57,369	3,025	682	201	4	18,436	-
Other Commitments	10	-	-	-	-	-	-
Financial Guarantees	-	-	-	-	-	-	-
Total off-balance sheet	57,380	3,025	682	201	4	18,436	-

1 Multiple basis relates to underlying contracts utilizing multiple benchmarks subject to reforms, (e.g. floating- floating interest rate swaps which have cash flows in GBP IBOR and USD IBOR).
2 The Group also has exposure to interest rate benchmark reform in respect of its cash collateral balances across some of its Credit Support Annex agreements. This exposure is not presented in the table due to its short term nature.
86
Deutsche Bank	Other financial information
Interim Report as of June 30, 2021

Capital expenditures and divestitures
During the first half of 2021, the Group did not make any significant capital expenditures or divestitures.
Events after the reporting period
After the reporting date no material events occurred which had a significant impact on our results of operations, financial position and net assets.
87
Deutsche Bank	Other financial information
Interim Report as of June 30, 2021

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88
Deutsche Bank	Other financial information
Interim Report as of June 30, 2021

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89
Deutsche Bank	Other financial information
Interim Report as of June 30, 2021

Non-GAAP financial measures

This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.
Return on equity ratios
The Group reports a post-tax return on average shareholders’ equity and a post-tax return on average tangible shareholders’ equity, each of which is a non-GAAP financial measure.
The post-tax returns on average shareholders’ equity and average tangible shareholders' equity are calculated as profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon as a percentage of average shareholders’ equity and average tangible shareholders' equity, respectively.
Profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon for the segments is a non-GAAP financial measure and is defined as profit (loss) excluding post-tax profit (loss) attributable to noncontrolling interests and after AT1 coupon, which are allocated to segments based on their allocated average tangible shareholders’ equity. For the Group, it reflects the reported effective tax rate which was 28 % for the second quarter of 2021 and 61 % for the prior year’s comparative period. The tax rate was 32 % for the six months ended June 30, 2021 and 72 % for the prior year’s comparative period. For the segments, the applied tax rate was 28 % for 2021 and all quarters in 2020.
At the Group level, tangible shareholders' equity is shareholders’ equity as reported in the Consolidated Balance Sheet excluding goodwill and other intangible assets. Tangible shareholders’ equity for the segments is calculated by deducting goodwill and other intangible assets from shareholders’ equity as allocated to the segments. Shareholders’ equity and tangible shareholders’ equity are presented on an average basis.
The Group believes that a presentation of average tangible shareholders’ equity makes comparisons to its competitors easier, and refers to this measure in the return on equity ratios presented by the Group. However, average tangible shareholders’ equity is not a measure provided for in IFRS, and the Group’s ratios based on this measure should not be compared to other companies’ ratios without considering differences in the calculations.
The reconciliation of the aforementioned ratios is set forth in the table below:
	Three months ended Jun 30, 2021
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Profit (loss) before tax	246	1,047	(11)	180	(258)	(34)	1,170
Profit (loss)	177	754	(8)	130	(185)	(30)	837
Profit (loss) attributable to noncontrolling interests	0	0	0	0	0	33	33
Profit (loss) attributable to DB shareholders and additional equity components	177	754	(8)	130	(185)	(64)	804
Profit (loss) attributable to additional equity components	20	46	23	3	9	0	102
Profit (loss) attributable to Deutsche Bank shareholders	157	708	(31)	126	(195)	(64)	701
Average allocated shareholders’ equity	10,339	23,786	12,648	4,554	4,671	198	56,196
Deduct: Average allocated goodwill and other intangible assets[1]	721	1,094	1,270	2,878	103	0	6,066
Average allocated tangible shareholders’ equity	9,618	22,692	11,378	1,676	4,568	198	50,130
Post-tax return on average shareholders’ equity	6.1%	11.9%	(1.0%)	11.1%	(16.7%)	N/M	5.0%
Post-tax return on average tangible shareholders’ equity	6.5%	12.5%	(1.1%)	30.1%	(17.1%)	N/M	5.6%

N/M – Not meaningful
1Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018.
90
Deutsche Bank	Other financial information
Interim Report as of June 30, 2021

	Three months ended Jun 30, 2020
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Profit (loss) before tax	78	979	(257)	114	(591)	(110)	213
Profit (loss)	56	705	(185)	82	(426)	(148)	84
Profit (loss) attributable to noncontrolling interests	0	0	0	0	0	32	32
Profit (loss) attributable to DB shareholders and additional equity components	56	705	(185)	82	(426)	(181)	51
Profit (loss) attributable to additional equity components	20	46	21	4	14	0	105
Profit (loss) attributable to Deutsche Bank shareholders	36	659	(206)	78	(440)	(181)	(53)
Average allocated shareholders’ equity	9,942	23,101	11,190	4,820	6,563	(82)	55,534
Deduct: Average allocated goodwill and other intangible assets1	614	1,100	1,258	3,054	160	(0)	6,187
Average allocated tangible shareholders’ equity	9,328	22,001	9,932	1,765	6,403	(82)	49,347
Post-tax return on average shareholders’ equity	1.5%	11.4%	(7.4%)	6.5%	(26.8%)	N/M	(0.4%)
Post-tax return on average tangible shareholders’ equity	1.5%	12.0%	(8.3%)	17.7%	(27.5%)	N/M	(0.4%)

N/M – Not meaningful
Prior year segmental information presented in the current structure
1Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018.
	Six months ended Jun 30, 2021
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Profit (loss) before tax	475	2,538	263	364	(668)	103	3,075
Profit (loss)	342	1,827	189	262	(481)	(59)	2,081
Profit (loss) attributable to noncontrolling interests	0	0	0	0	0	69	69
Profit (loss) attributable to DB shareholders and additional equity components	342	1,827	189	262	(481)	(128)	2,012
Profit (loss) attributable to additional equity components	38	89	45	7	18	0	196
Profit (loss) attributable to Deutsche Bank shareholders	305	1,739	145	255	(499)	(128)	1,816

Average allocated shareholders’ equity	10,207	23,508	12,567	4,577	4,738	131	55,729
Deduct: Average allocated goodwill and other intangible assets[1]	706	1,084	1,266	2,874	105	0	6,035
Average allocated tangible shareholders’ equity	9,502	22,424	11,300	1,703	4,633	131	49,694
Post-tax return on average shareholders’ equity	6.0%	14.8%	2.3%	11.1%	(21.1%)	N/M	6.5%
Post-tax return on average tangible shareholders’ equity	6.4%	15.5%	2.6%	30.0%	(21.5%)	N/M	7.3%

N/M – Not meaningful
1Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018.
91
Deutsche Bank	Other financial information
Interim Report as of June 30, 2021

	Six months ended Jun 30, 2020
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Profit (loss) before tax	199	1,616	(114)	224	(1,356)	(282)	287
Profit (loss)	143	1,164	(82)	161	(976)	(330)	80
Profit (loss) attributable to noncontrolling interests	0	0	0	0	0	56	56
Profit (loss) attributable to DB shareholders and additional equity components	143	1,164	(82)	161	(976)	(385)	24
Profit (loss) attributable to additional equity components	37	82	38	7	26	0	190
Profit (loss) attributable to Deutsche Bank shareholders	107	1,082	(121)	154	(1,003)	(385)	(166)
Average allocated shareholders’ equity	10,021	22,708	11,257	4,847	6,918	(20)	55,730
Deduct: Average allocated goodwill and other intangible assets[1]	558	1,184	1,268	3,049	156	0	6,215
Average allocated tangible shareholders’ equity	9,463	21,524	9,989	1,799	6,762	(20)	49,515
Post-tax return on average shareholders’ equity	2.1%	9.5%	(2.1%)	6.4%	(29.0%)	N/M	(0.6%)
Post-tax return on average tangible shareholders’ equity	2.3%	10.1%	(2.4%)	17.1%	(29.7%)	N/M	(0.7%)

N/M – Not meaningful
Prior year segmental information presented in the current structure
1Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018.
Adjusted post-tax return (Group)
in € m. (unless stated otherwise)	Three months ended Jun 30, 2021	Three months ended Jun 30, 2020	Six months ended Jun 30, 2021	Six months ended Jun 30, 2020
Profit (loss) attributable to Deutsche Bank shareholders	701	(53)	1,816	(166)
Specific revenue items	(24)	(18)	(35)	(94)
Transformation charges	99	95	215	179
Impairment of goodwill / other intangibles	0	0	0	0
Restructuring & severance	123	185	181	273
Tax adjustments	(34)	(104)	(81)	(100)
of which: Tax effect of above adjustment items[1]	(55)	(73)	(101)	(100)
of which: Adjustments for share based payment related effects	0	(61)	(1)	(35)
of which: Adjustments for DTA valuation adjustments	21	30	21	35
Adjusted profit (loss) attributable to Deutsche Bank shareholders	865	104	2,096	92
Average allocated tangible shareholders' equity	50,130	49,347	49,694	49,515
Adjusted post-tax return on average tangible shareholders’ equity	6.9%	0.8%	8.4%	0.4%

1Pre-tax adjustments taxed at a rate of 28%.
Core Bank
The Core Bank represents the Group excluding the Capital Release Unit (CRU).
in € m. (unless stated otherwise)	Three months ended Jun 30, 2021	Three months ended Jun 30, 2020	Six months ended Jun 30, 2021	Six months ended Jun 30, 2020
Profit (loss) before tax - Group	1,170	213	3,075	287
Profit (loss) before tax - CRU	(258)	(591)	(668)	(1,356)
Profit (loss) before tax - Core Bank	1,428	804	3,743	1,643

92
Deutsche Bank	Other financial information
Interim Report as of June 30, 2021

The following table presents the results of the Core Bank.
in € m. (unless stated otherwise)	Three months ended Jun 30, 2021	Three months ended Jun 30, 2020	Six months ended Jun 30, 2021	Six months ended Jun 30, 2020
Profit (loss) before tax	1,428	804	3,743	1,643
Profit (loss)	1,022	510	2,562	1,056
Profit (loss) attributable to noncontrolling interests	33	32	69	56
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	989	477	2,493	1,000
Profit (loss) attributable to additional equity components	93	91	177	164
Profit (loss) attributable to Deutsche Bank shareholders	896	387	2,315	837

Average allocated shareholders' equity	51,525	48,971	50,990	48,812
Deduct: Average allocated goodwill and other intangible assets	5,963	6,027	5,930	6,059
Average allocated tangible shareholders' equity	45,562	42,944	45,060	42,753
Post-tax return on average shareholders’ equity	7.0%	3.2%	9.1%	3.4%
Post-tax return on average tangible shareholders’ equity	7.9%	3.6%	10.3%	3.9%

Prior year segmental information presented in the current structure
The following table presents a reconciliation of Adjusted profit (loss) before tax of the Core Bank.
in € m. (unless stated otherwise)	Three months ended Jun 30, 2021	Three months ended Jun 30, 2020	Six months ended Jun 30, 2021	Six months ended Jun 30, 2020
Profit (loss) before tax	1,428	804	3,743	1,643
Specific revenue items	(25)	(41)	(35)	(93)
Transformation charges	86	41	191	96
Impairment of goodwill / other intangibles	0	0	0	0
Restructuring & severance	116	182	173	266
Adjusted profit (loss) before tax	1,605	986	4,072	1,912

Prior year segmental information presented in the current structure
The following table presents a reconciliation of adjusted post-tax return on average tangible shareholders’ equity of the Core Bank.
in € m. (unless stated otherwise)	Three months ended Jun 30, 2021	Three months ended Jun 30, 2020	Six months ended Jun 30, 2021	Six months ended Jun 30, 2020
Profit (loss) attributable to Deutsche Bank shareholders	896	387	2,315	837
Specific revenue items	(25)	(41)	(35)	(93)
Transformation charges	86	41	191	96
Impairment of goodwill / other intangibles	0	0	0	0
Restructuring & severance	116	182	173	266
Tax adjustments	(28)	(82)	(72)	(75)
of which: Tax effect of above adjustment items[1]	(49)	(51)	(92)	(75)
of which: Adjustments for share based payment related effects	0	(61)	(1)	(35)
of which: Adjustments for DTA valuation adjustments	21	30	21	35
Adjusted profit (loss) attributable to Deutsche Bank shareholders	1,044	487	2,572	1,031
Average allocated tangible shareholders' equity	45,562	42,944	45,060	42,753
Adjusted post-tax return on average tangible shareholders’ equity	9.2%	4.5%	11.4%	4.8%

Prior year segmental information presented in the current structure
1Pre-tax adjustments taxed at a rate of 28%.
93
Deutsche Bank	Other financial information
Interim Report as of June 30, 2021

Transformation charges
Transformation charges are costs, included in adjusted costs that are directly related to Deutsche Bank’s transformation as a result of the strategy announced on July 7, 2019 and certain costs related to incremental or accelerated decisions driven by the changes in our expected operations due to the COVID-19 pandemic. Such charges include the transformation-related impairment of software and real estate, the accelerated software amortization and other transformation charges like onerous contract provisions or legal and consulting fees related to the strategy execution. The table represents the transformation charges by the respective cost category.
in € m.	Three months ended Jun 30, 2021	Three months ended Jun 30, 2020	Six months ended Jun 30, 2021	Six months ended Jun 30, 2020
Compensation and benefits	2	4	4	4
Information Technology	47	70	91	142
Professional services	10	4	17	7
Occupancy	40	11	102	19
Communication, data services, marketing	1	5	2	5
Other	0	0	0	1
Transformation charges	99	95	215	179

Adjusted costs
Adjusted costs is one of the key performance indicators and is a non-GAAP financial measure for which the most directly comparable IFRS financial measure is noninterest expenses. Adjusted costs is calculated by deducting (i) impairment of goodwill and other intangible assets, (ii) net litigation charges and (iii) restructuring and severance from noninterest expenses under IFRS. The Group believes that a presentation of noninterest expenses excluding the impact of these items provides a more meaningful depiction of the costs associated with our operating businesses. To show the development of our cost initiatives excluding costs that are directly related to Deutsche Bank’s transformation as a result of the strategy announced on July 7, 2019, the Group also presents Adjusted costs excluding transformation charges, in which the transformation charges described above are deducted from Adjusted costs.
In addition, BNP Paribas and Deutsche Bank have signed a master transaction agreement to provide continuity of service to Deutsche Bank’s Prime Finance and Electronic Equities clients. Under the agreement Deutsche Bank will continue to operate the platform until clients can be migrated to BNP Paribas, and BNP Paribas reimburses Deutsche Bank for the eligible expenses of the transferred business. To show the development of our cost initiatives excluding not only transformation charges but also these eligible reimbursable expenses, the Group also presents Adjusted costs excluding transformation charges and expenses eligible for reimbursement related to Prime Finance.
	Three months ended Jun 30,2021
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Noninterest expenses	1,004	1,346	1,913	395	259	81	4,998
Impairment of goodwill and other intangible assets	0	0	0	0	0	0	0
Litigation charges, net	2	5	128	1	2	11	148
Restructuring and severance	18	24	76	1	8	(2)	123
Adjusted costs	984	1,318	1,710	394	249	72	4,727
Transformation charges	11	12	57	0	13	6	99
Adjusted costs ex. transformation charges	973	1,306	1,652	393	236	66	4,628
Expenses eligible for reimbursement related to Prime Finance							84
Adjusted costs ex. transformation charges and expenses eligible for reimbursement related to Prime Finance							4,544

94
Deutsche Bank	Other financial information
Interim Report as of June 30, 2021

	Three months ended Jun 30,2020
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Noninterest expenses	1,120	1,327	1,992	400	496	34	5,367
Impairment of goodwill and other intangible assets	0	0	0	0	0	0	0
Litigation charges, net	81	2	75	(0)	9	(1)	165
Restructuring and severance	10	16	136	18	3	2	185
Adjusted costs	1,029	1,309	1,781	382	484	33	5,018
Transformation charges	4	28	51	0	54	(42)	95
Adjusted costs ex. transformation charges	1,025	1,281	1,730	382	430	75	4,923
Expenses eligible for reimbursement related to Prime Finance							92
Adjusted costs ex. transformation charges and expenses eligible for reimbursement related to Prime Finance							4,831

Prior year segmental information presented in the current structure
	Six months ended Jun 30, 2021
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Noninterest expenses	2,109	2,951	3,718	800	757	237	10,572
Impairment of goodwill and other intangible assets	0	0	0	0	0	0	0
Litigation charges, net	2	17	129	1	66	11	226
Restructuring and severance	43	31	87	6	8	6	181
Adjusted costs	2,064	2,904	3,502	793	683	220	10,165
Transformation charges	22	25	93	1	25	49	215
Adjusted costs ex. transformation charges	2,042	2,878	3,409	792	658	170	9,950
Expenses eligible for reimbursement related to Prime Finance							161
Adjusted costs ex. transformation charges and expenses eligible for reimbursement related to Prime Finance							9,789

	Six months ended Jun 30, 2020
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Noninterest expenses	2,217	2,802	3,877	774	1,190	145	11,006
Impairment of goodwill and other intangible assets	0	0	0	0	0	0	0
Litigation charges, net	81	3	77	(0)	9	10	179
Restructuring and severance	21	14	202	25	7	4	273
Adjusted costs	2,116	2,785	3,598	749	1,174	131	10,554
Transformation charges	30	42	65	1	83	(41)	179
Adjusted costs ex. transformation charges	2,086	2,743	3,533	748	1,091	173	10,375
Expenses eligible for reimbursement related to Prime Finance							190
Adjusted costs ex. transformation charges and expenses eligible for reimbursement related to Prime Finance							10,185

Prior year segmental information presented in the current structure
95
Deutsche Bank	Other financial information
Interim Report as of June 30, 2021

Revenues excluding specific items
Revenues excluding specific items is a performance indicator that is a non-GAAP financial measure most directly comparable to the IFRS financial measure net revenues. Revenues excluding specific items is calculated by adjusting net revenues under IFRS for specific revenue items which generally fall outside the usual nature or scope of the business and are likely to distort an accurate assessment of the divisional operating performance. Excluded items are Debt Valuation Adjustment (DVA) and material transactions or events that are either one-off in nature or belong to a portfolio of connected transactions or events where the P&L impact is limited to a specific period of time. The Group believes that a presentation of net revenues excluding the impact of these items provides a more meaningful depiction of the revenues associated with our business.
	Three months ended Jun 30, 2021
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Net revenues	1,230	2,394	2,018	626	(24)	(2)	6,243
DVA - IB Other / CRU	0	(9)	0	0	(1)	0	(11)
Change in valuation of an investment - FIC S&T	0	0	0	0	0	0	0
Sal. Oppenheim workout - International Private Bank (IPB)	0	0	35	0	0	0	35
Revenues excluding specific items	1,230	2,403	1,984	626	(23)	(2)	6,219

	Three months ended Jun 30, 2020
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Net revenues	1,341	2,676	1,960	549	(66)	(118)	6,342
DVA - IB Other / CRU	0	(27)	0	0	(23)	0	(49)
Change in valuation of an investment - FIC S&T	0	42	0	0	0	0	42
Sal. Oppenheim workout - International Private Bank (IPB)	0	0	25	0	0	0	25
Revenues excluding specific items	1,341	2,661	1,934	549	(44)	(118)	6,324

Prior year segmental information presented in the current structure
	Six months ended Jun 30, 2021
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Revenues	2,544	5,491	4,196	1,263	57	241	13,792
DVA - IB Other / CRU	0	(24)	0	0	0	0	(24)
Change in valuation of an investment - FIC S&T	0	0	0	0	0	0	0
Sal. Oppenheim workout - Wealth Management	0	0	59	0	0	0	59
Revenues excluding specific items	2,544	5,516	4,137	1,263	57	241	13,756

	Six months ended Jun 30, 2020
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Revenues	2,666	5,030	4,127	1,068	(123)	(207)	12,560
DVA - IB Other / CRU	0	20	0	0	1	0	21
Change in valuation of an investment - FIC S&T	0	32	0	0	0	0	32
Sal. Oppenheim workout - Wealth Management	0	0	42	0	0	0	42
Revenues excluding specific items	2,666	4,979	4,085	1,068	(124)	(207)	12,466

Prior year segmental information presented in the current structure
96
Deutsche Bank	Other financial information
Interim Report as of June 30, 2021

Revenues on a currency adjusted basis
Revenues on a currency-adjusted basis is calculated by translating prior-period revenues that were generated in non-euro currencies into euros at the foreign exchange rates that prevailed during the current year period. These adjusted figures, and period-to-period percentage changes based thereon, are intended to provide information on the development of underlying business volumes.
Adjusted profit (loss) before tax
Adjusted profit (loss) before tax is calculated by adjusting the profit (loss) before tax under IFRS for specific revenue items, transformation charges, impairments of goodwill and other intangibles, as well as restructuring and severance expenses. The Group believes that a presentation of profit (losses) before tax excluding the impact of the foregoing items provides a more meaningful depiction of the profitability of our operating business.
	Three months ended Jun 30, 2021
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total consolidated
Profit (loss) before tax	246	1,047	(11)	180	(258)	(34)	1,170
Specific revenue items	0	9	(35)	0	1	0	(24)
Transformation charges	11	12	57	0	13	6	99
Impairment of goodwill / other intangibles	0	0	0	0	0	0	0
Restructuring & severance	18	24	76	1	8	(2)	123
Adjusted profit (loss) before tax	274	1,092	87	181	(236)	(30)	1,368

	Three months ended Jun 30, 2020
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total consolidated
Profit (loss) before tax	78	979	(257)	114	(591)	(110)	213
Specific revenue items	0	(16)	(25)	0	23	0	(18)
Transformation charges	4	28	51	0	54	(42)	95
Impairment of goodwill / other intangibles	0	0	0	0	0	0	0
Restructuring & severance	10	16	136	18	3	2	185
Adjusted profit (loss) before tax	92	1,007	(95)	132	(511)	(150)	474

Prior year segmental information presented in the current structure
	Six months ended Jun 30, 2021
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total consolidated
Profit (loss) before tax	475	2,538	263	364	(668)	103	3,075
Specific revenue items	0	24	(59)	0	(0)	0	(35)
Transformation charges	22	25	93	1	25	49	215
Impairment of goodwill / other intangibles	0	0	0	0	0	0	0
Restructuring & severance	43	31	87	6	8	6	181
Adjusted profit (loss) before tax	540	2,618	384	371	(636)	159	3,436

	Six months ended Jun 30, 2020
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total consolidated
Profit (loss) before tax	199	1,616	(114)	224	(1,356)	(282)	287
Specific revenue items	0	(51)	(42)	0	(1)	0	(94)
Transformation charges	30	42	65	1	83	(41)	179
Impairment of goodwill / other intangibles	0	0	0	0	0	0	0
Restructuring & severance	21	14	202	25	7	4	273
Adjusted profit (loss) before tax	249	1,621	112	250	(1,267)	(319)	645

Prior year segmental information presented in the current structure
97
Deutsche Bank	Other financial information
Interim Report as of June 30, 2021

Adjustments regarding BGH ruling on pricing agreements for Private Bank
In the second quarter of 2021, we introduced a pro-forma disclosure, which is a non-GAAP financial measure, that excludes impacts related to a BGH ruling on pricing agreements from PB’s revenues and profit before tax. We introduced this disclosure to improve comparability of PB’s operational trends compared to the prior quarters. We also believe that negative impacts from the BGH ruling are temporary, as we expect that pricing agreements will be concluded with the majority of our clients by the end of the year.
in € m. (unless stated otherwise)	Three months ended Jun 30, 2021	Six months ended Jun 30, 2021
Net Revenues	2,018	4,196
BGH ruling on pricing agreements - impact of forgone revenues	94	94
of which: Private Bank Germany - BGH ruling on pricing agreements - impact of forgone revenues	93	93
Net revenues ex BGH ruling on pricing agreements	2,112	4,290
of which: Private Bank Germany net revenues ex BGH ruling on pricing agreements	1,292	2,638
Revenue specific items	(35)	(59)
Net revenues ex specific items ex BGH ruling on pricing agreements	2,077	4,231

Adjusted profit (loss) before tax	87	384
BGH ruling on pricing agreements - impact of forgone revenues	94	94
BGH ruling on pricing agreements - litigation charges	128	128
Adjusted profit (loss) before tax ex. BGH ruling on pricing agreements	309	606
Adjusted profit (loss) ex. BGH ruling on pricing agreements	222	436
Profit (loss) attributable to noncontrolling interests	–	–
Profit (loss) attributable to additional equity components	23	45
Adjusted Profit (loss) attributable to Deutsche Bank shareholders excluding BGH ruling on pricing agreements	199	391
Average allocated tangible shareholders' equity	11,378	11,300
Adjusted post-tax RoTE ex BGH ruling on pricing agreements (in %)	7.0%	6.9%
Reported post-tax RoTE (in %)	(1.1) %	2.6%

Net assets (adjusted)
Net assets (adjusted) are defined as IFRS Total assets adjusted to reflect the recognition of legal netting agreements, offsetting of cash collateral received and paid and offsetting pending settlements balances. The Group believes that a presentation of net assets (adjusted) makes comparisons to its competitors easier.
in € b. (unless stated otherwise)	Jun 30, 2021	Dec 31, 2020
Total assets	1,321	1,325
Deduct: Derivatives (incl. hedging derivatives & derivatives reclassified into held for sale) credit line netting	218	266
Deduct: Derivatives cash collateral received / paid	63	83
Deduct: Securities Financing Transactions credit line netting	1	1
Deduct: Pending settlements netting	46	12
Net assets (adjusted)	992	962

Book value and tangible book value per basic share outstanding
Book value per basic share outstanding and tangible book value per basic share outstanding are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share outstanding represents the Bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the Bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per basic share outstanding is computed by dividing tangible book value by period-end basic shares outstanding.
Tangible book value
in € m.	Jun 30, 2021	Dec 31, 2020
Total shareholders’ equity (Book value)	56,748	54,774
Goodwill and other intangible assets[1]	(6,104)	(5,997)
Tangible shareholders’ equity (Tangible book value)	50,643	48,777

1Excludes Goodwill and other intangible assets attributable to partial sale of DWS.
98
Deutsche Bank	Other financial information
Interim Report as of June 30, 2021

Basic shares outstanding
in million (unless stated otherwise)	Jun 30, 2021	Dec 31, 2020
Number of shares issued	2,066.8	2,066.8
Treasury shares	(3.0)	(1.3)
Vested share awards	33.5	38.6
Basic shares outstanding	2,097.3	2,104.1

Book value per basic share outstanding in €	27.06	26.03
Tangible book value per basic share outstanding in €	24.15	23.18

…
Regulatory fully loaded measures
Our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes and are set forth throughout this document under the CRR/CRD as currently applicable.
We present in this report certain figures based on the CRR definition of own fund instruments applicable for Additional Tier 1 (AT1) capital and Tier 2 (T2) capital and figures based thereon, including Tier 1, Total Capital and Leverage Ratio) on a “fully loaded” basis. We calculate such “fully loaded” figures excluding the transitional arrangements for own fund instruments as provided in the currently applicable CRR/CRD. For CET 1 instruments we do not make use of transitional provisions.
Transitional arrangements are applicable for AT1 and T2 instruments. Capital instruments issued on or prior to December 31, 2011 that no longer qualify as AT1 or T2 capital under the fully loaded CRR/CRD as currently applicable are subject to grandfathering rules during the transitional period and are being phased out from 2013 to 2022 with their recognition capped at 30 % in 2019, 20 % in 2020 and 10 % in 2021 (in relation to the portfolio eligible for grandfathering which was still in issue on December 31, 2012). The current CRR as applicable since June 27, 2019 provides further grandfathering rules for AT1 and T2 instruments issued prior to June 27, 2019. Thereunder, AT1 and T2 instruments issued through special purpose entities are grandfathered until December 31, 2021, and AT1 and T2 instruments that do not meet certain new requirements that apply since June 27, 2019 continue to qualify until June 26, 2025. Instruments issued under UK law which do not fulfil all CRR requirements after the UK left the European Union are also excluded from our fully loaded definition. Our CET 1 and RWA figures show no difference between CRR/CRD as currently applicable and fully loaded CRR/CRD based on our definition of “fully loaded”.
We believe that these “fully loaded” calculations provide useful information to investors as they reflect our progress against the regulatory capital standards and as many of our competitors have been describing calculations on a “fully loaded” basis. As our competitors’ assumptions and estimates regarding “fully loaded” calculations may vary, however, our “fully loaded” measures may not be comparable with similarly labelled measures used by our competitors.
99
Deutsche Bank	Imprint
Interim Report as of June 30, 2021

Imprint

Deutsche Bank
Aktiengesellschaft
Taunusanlage 12
60262 Frankfurt am Main
Germany
Telephone: +49 69 910-00
deutsche.bank@db.com
Investor Relations
+49 800 910-8000
db.ir@db.com
AGM Hotline:
+49 6196 8870 704
Publication
Published on July 28, 2021
Cautionary statement regarding forward-looking statements
This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 12, 2021 under the heading “Risk Factors”.
100